As confidentially submitted to the Securities and Exchange Commission on August 21, 2013

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Twitter, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7370	20-8913779
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	1355 Market Street, Suite 900 San Francisco, California 94103 (415) 222-9670

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard Costolo

Chief Executive Officer

Twitter, Inc.

1355 Market Street, Suite 900

San Francisco, California 94103

(415) 222-9670

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven E. Bochner, Esq. Katharine A. Martin, Esq. Rezwan D. Pavri, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Alexander Macgillivray, Esq. Vijaya Gadde, Esq. Sean Edgett, Esq. Twitter, Inc. 1355 Market Street, Suite 900 San Francisco, California 94103 (415) 222-9670	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.000005 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the right to purchase from the Registrant, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated                 , 2013.

             Shares

Twitter, Inc.

Common Stock

This is an initial public offering of shares of common stock of Twitter, Inc.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to list the common stock on the              under the symbol “TWTR”.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Twitter	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from Twitter at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2013.

Goldman, Sachs & Co.

Prospectus dated                 , 2013

Prospectus

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Twitter,” “the company,” “we,” “us” and “our” in this prospectus refer to Twitter, Inc. and its consolidated subsidiaries.

TWITTER, INC.

Twitter is a platform for public self-expression and conversation in real time. By developing a fundamentally new way for people to create, distribute and discover content, we have democratized content creation and distribution, enabling any voice to echo around the world instantly and unfiltered.

Our platform is unique in its simplicity: Tweets are limited to 140 characters of text. This constraint makes it easy for anyone to quickly create, distribute and discover content that is consistent across our platform and optimized for mobile devices. As a result, Tweets drive a high velocity of information exchange that makes Twitter uniquely “live.”

People are at the heart of Twitter. We have already achieved significant global scale, and we continue to grow. We have more than 215 million monthly active users, or MAUs, and more than 100 million daily active users, spanning nearly every country. Our users include millions of people from around the world, as well as influential individuals and organizations, such as world leaders, government officials, celebrities, athletes, journalists, sports teams, media outlets and brands. Our users create approximately 500 million Tweets every day.

Twitter is a public platform where any user can create a Tweet and any user can follow other users. Importantly, our platform imposes no restrictions on whom a user can follow, which greatly enhances the breadth and depth of available content and allows users to discover the content they care about most. Additionally, users can be followed by thousands or millions of other users without requiring a reciprocal relationship, enhancing the ability of our users to reach a broad audience. The public nature of our platform allows us and others to extend the reach of Twitter content beyond our properties. Media outlets distribute Tweets beyond our properties to complement their content by making it more timely, relevant and comprehensive. Tweets have appeared on over one million third-party websites, and in the second quarter of 2013 there were approximately 30 billion online impressions of Tweets off of our properties.

Twitter provides a compelling and efficient way for people to stay informed about their interests, discover what is happening in their world right now and interact directly with those they care about. We enable the timely creation and distribution of ideas and information among people and organizations at a local and global scale. Our platform allows users to browse through Tweets quickly and explore content more deeply through links, photos, media and other applications that can be attached to each Tweet. As a result, when events happen in the world, whether planned, like sporting events and television shows, or unplanned, like natural disasters and political revolutions, the digital experience of those events happens in real time on Twitter. People can communicate with each other in reaction to these events as they occur, creating powerful shared experiences.

We are inspired by how Twitter has been used around the world. President Obama used our platform to first declare victory publicly in the 2012 U.S. presidential election, with a Tweet that was viewed approximately 25 million times on our platform and widely distributed offline in print and broadcast media. A local resident in Abbottabad, Pakistan unknowingly reported the raid on Osama Bin Laden’s compound on Twitter hours before traditional media and news outlets began to report on the event. During the earthquake and subsequent tsunami in Japan, people came to Twitter to understand the extent of the disaster, find loved ones and follow the nuclear crisis that ensued. For individuals and organizations seeking timely distribution of content, Twitter moves beyond traditional broadcast mediums by assembling connected audiences. Twitter brings people together in shared experiences allowing them to discover and consume content and just as easily add their own voice in the moment.

Our platform partners and advertisers enhance the value we create for our users.

•

Platform Partners.    Millions of platform partners, which include publishers, media outlets and developers, have integrated with Twitter, adding value to our user experience by contributing content to our platform, broadly distributing content from our platform across their properties and using Twitter content and tools to enhance their websites and applications. Many of the world’s most trusted media outlets, including the BBC, CNN and Times of India, regularly use Twitter as a platform for content distribution.

•

Advertisers.    Advertisers use our Promoted Products, the majority of which are pay-for-performance, to promote their brands, products and services, amplify their visibility and reach, and complement and extend the conversation around their advertising campaigns. We enable our advertisers to target an audience based on a variety of factors, including a user’s Interest Graph, which reflects, among other things, the users that they follow and the actions that they take on our platform, such as the Tweets they engage with and what they tweet about.

Although we do not generate revenue directly from users or platform partners, we benefit from network effects where more activity on Twitter results in the creation and distribution of more content, which attracts more users, platform partners and advertisers, resulting in a virtuous cycle of value creation.

Mobile has become the primary driver of our business. Our mobile products are critical to the value we create for our users, and they enable our users to create, distribute and discover content in the moment and on-the-go. The 140 character constraint of a Tweet emanates from our origins as an SMS-based messaging system, and we leverage this simplicity to develop products that seamlessly bridge our user experience across all devices. In the three months ended June 30, 2013, 75% of our average MAUs accessed Twitter from a mobile device, including mobile phones and tablets, and over 65% of our advertising revenue was generated from mobile devices. We expect that the proportion of active users on, and advertising revenue generated from, mobile devices, will continue to grow in the near term.

We have experienced rapid growth in our revenue in recent periods. From 2011 to 2012, revenue increased by $210.6 million, or 198%, to $316.9 million, net loss decreased by $48.9 million to $79.4 million and Adjusted EBITDA increased by $64.0 million to $21.2 million. From the six months ended June 30, 2012 to the six months ended June 30, 2013, revenue increased by $131.3 million, or 107%, to $253.6 million, net loss increased by $20.1 million to $69.3 million and Adjusted EBITDA increased by $20.7 million to $21.4 million. For information on how we define and calculate Adjusted EBITDA, and a reconciliation of net loss to Adjusted EBITDA, see the section titled “—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

We have also experienced significant growth in our user base, as measured by MAUs, and user engagement, as measured by timeline views.

For information on how we define and calculate the number of MAUs and the number of timeline views and factors that can affect these metrics, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” and “Industry Data and Company Metrics.”

The Evolution of Content Creation, Distribution and Discovery

The Internet and digitization have allowed for virtually all content to be made available online, but the vast array of content has made it difficult for people to find what is important or relevant to them. Over time, technologies have been developed to address this challenge:

Web Browsers.    In the early to mid-1990s, browsers, including Netscape Navigator and Internet Explorer, presented content on the Internet in a visually appealing manner and allowed people to navigate to specific websites, but the content experience was generally not personalized or tailored to a person’s interests and information was often difficult to find.

Web Portals.    In the mid to late-1990s, Yahoo!, AOL, MSN and other web portals aggregated and categorized popular content and other communication features to help people discover relevant information on the Internet. These portals, while convenient, and with some ability to personalize, offer access to a limited amount of content.

Search Engines.    In the early-2000s, Google and other search engines began providing a way to search a vast amount of content, but search results are limited by the quality of the search algorithm and the amount of content in the search index. In addition, given the lag between live events and the creation and indexing of digital content, search engine results may lack real-time information. Also, search engines generally do not surface content that a person has not requested, but may find interesting.

Social Networks.    In the mid-2000s, social networks, such as Facebook, emerged as a new way to connect with friends and family online, but they are generally closed, private networks that do not include content from outside a person’s friends, family and mutual connections. Consequently, the depth and breadth of content available to people is generally limited. Additionally, content from most social networks is not broadly available off their networks, such as on other websites, applications or traditional media outlets like television, radio and print.

Twitter Continues the Evolution

Twitter continues the evolution of content creation, distribution and discovery by combining the following four elements at scale to create a platform for public self-expression and conversation in real time.

•

Public.    Twitter is open to the world. Content on Twitter is broadly accessible to our users and unregistered visitors. All users can create Tweets and follow other users. In addition, because the public nature of Twitter allows content to travel virally on and off our properties to other websites and media, such as television and print, people can benefit from Twitter content even if they are not Twitter users or following the user that originally tweeted.

•

Real-Time.    News breaks on Twitter. The combination of our tools, technology and format enables our users to quickly create and distribute content globally in real time with 140 keystrokes or the flash of a photo, and the click of a button. The ease with which our users can create content combined with our broad reach results in users often receiving content faster than other forms of media.

•

Conversational.    Twitter is where users come to express themselves and interact with the world. Our users can interact on Twitter directly with other users, including people from around the world, as well as influential individuals and organizations. Importantly, these interactions can occur in public view, thereby creating an opportunity for all users to follow and participate in conversations on Twitter.

•

Distributed.    Tweets go everywhere. The simple format of a Tweet, the public nature of content on Twitter and the ease of distribution off our properties allow media outlets to display Tweets on their online and offline properties, thereby extending the reach of Tweets beyond our properties. A 2013 study conducted by Arbitron Inc. and Edison Research found that 44% of Americans hear about Tweets through media channels other than Twitter almost every day.

Our Value Proposition to Users

People are at the heart of Twitter. We have more than 215 million MAUs from around the world. People come to Twitter for many reasons, and we believe that two of the most significant are the breadth of Twitter content and our broad reach. Our users consume content and engage in conversations that interest them by discovering and following the people and organizations they find most compelling.

Our platform provides our users with the following benefits:

•

Sharing Content with the World.    Users leverage our platform to express themselves publicly to the world, share with their friends and family and participate in conversations. The public, real-time nature and tremendous global reach of our platform make it the content distribution platform of choice for many of the world’s most influential individuals and organizations, as well as millions of people and small businesses.

•

Discovering Unique and Relevant Content.    Twitter’s over 215 million MAUs, spanning nearly every country, provide great breadth and depth of content across a broad range of topics, including literature, politics, finance, music, movies, comedy, sports and news.

•

Breaking News and Engaging in Live Events.    Users come to Twitter to discover what is happening in the world right now directly from other Twitter users. On Twitter, users tweet about live events instantly, whether it is celebrities tweeting to their fans, journalists breaking news or people providing eyewitness accounts of events as they unfold. Many individuals and organizations choose to break news first on Twitter because of the unique reach and speed of distribution on our platform. As a result, Twitter is a primary source of information and complements traditional media as a second screen, enhancing the overall experience of an event by allowing users to share the experience with other users in real time. We believe this makes Twitter the social soundtrack to life in the moment.

•

Participating in Conversations.    Through Twitter, not only can users communicate with friends and family, but they can also participate in conversations with other people from around the world, in ways that would not otherwise be possible. In addition to participating in conversations, users can simply follow conversations on Twitter or express interest in the conversation by retweeting or favoriting.

Our Value Proposition to Platform Partners

The value we create for our users is enhanced by our platform partners, which include publishers, media outlets and developers. These platform partners have integrated with Twitter through an application programming interface, or API, that we provide which allows them to contribute their content to our platform, distribute Twitter content across their properties and use Twitter content and tools to enhance their websites and applications. We provide a set of development tools, APIs and embeddable widgets that allow our partners to seamlessly integrate with our platform.

We provide our platform partners with the following benefits:

•

Distribution Channel.    Platform partners use Twitter as a complementary distribution channel to expand their reach and engage with their audiences. Publishers and media outlets contribute content created for other media channels to Twitter and tweet content specifically created for Twitter. We provide platform partners with a set of widgets that they can embed on their websites and an API for their mobile applications to enable Twitter users to tweet content directly from those properties. As our users engage with this content on Twitter, they can be directed back to our partners’ websites and applications.

•

Complementary Real-Time and Relevant Content.    Twitter enables platform partners to embed or display relevant Tweets on their online and offline properties to enhance the experience for their users. Additionally, by enhancing the activity related to their programming or event on Twitter, media outlets can drive tune-in and awareness of their original content, leveraging Twitter’s strength as a second screen for television programming. For example, during Super Bowl XLVII, over 24 million Tweets regarding the Super Bowl were sent during the game alone and 45% of television ads shown during the Super Bowl used a hashtag to invite viewers to engage in conversation about those television ads on Twitter.

•

Canvas for Enhanced Content.    Platform partners use Twitter Cards to embed images, video and interactive content directly into a Tweet. Twitter Cards allow platform partners to create richer content that all users can interact with and distribute.

•

Building with Twitter Content.    Platform partners leverage Tweets to enhance the experience for their users. Developers incorporate Twitter content and use Twitter tools to build a broad range of applications. Media partners incorporate Twitter content to enrich their programming and increase viewer engagement by providing real-time Tweets that express public opinion and incorporate results from viewer polls on Twitter.

Our Value Proposition to Advertisers

We provide compelling value to our advertisers by delivering the ability to reach a large global audience through our unique set of advertising services, the ability to target ads based on our deep understanding of our users and the opportunity to generate significant earned media. Advertisers can use Twitter to communicate directly with their followers for free, but many choose to purchase our advertising services to reach a broader audience and further promote their brands, products and services.

Our platform provides our advertisers with the following benefits:

•

Unique Ad Formats Native to the User Experience.    Our Promoted Products, which are Promoted Tweets, Promoted Accounts and Promoted Trends, provide advertisers with an opportunity to reach our users without disrupting or detracting from the user experience on our platform.

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Targeting.    Our pay-for-performance Promoted Products enable advertisers to reach users based on many factors. Importantly, because our asymmetric follow model does not require mutual follower relationships, people can follow the users that they find most interesting. These follow relationships are then combined with other factors, such as the actions that users take on our platform, including the Tweets they engage with and what they tweet about, to form a user’s Interest Graph. We believe a user’s Interest Graph produces a clear and real-time signal of a user’s interests, greatly enhancing our targeting capability.

•

Earned Media and Viral Global Reach.    The public and distributed nature of our platform enables Tweets to spread virally, potentially reaching all of our users and people around the world. Our users retweet, reply to or start conversations about interesting Tweets, whether those Tweets are Promoted Tweets or organic Tweets by advertisers. An advertiser only gets charged when a user engages with a Promoted Tweet that was placed in a user’s timeline because of its promotion. By creating highly compelling and engaging ads, our advertisers can benefit from users retweeting their content across our platform at no incremental cost.

•

Advertising in the Moment.    Twitter’s real-time nature allows our advertisers to capitalize on live events, existing conversations and trending topics. By using our Promoted Products, advertisers can create a relevant ad in real time that is shaped by these events, conversations and topics.

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Pay-for-Performance and Attractive Return on Investment.    Our advertisers pay for Promoted Tweets and Promoted Accounts only when a user engages with their ad. The pay-for-performance structure aligns our interests in delivering relevant and engaging ads to our users with those of our advertisers.

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Extension of Offline Advertising Campaigns.    Twitter advertising complements offline advertising campaigns, such as television ads. Integrating hashtags allows advertisers to extend the reach of an offline ad by driving significant earned media and continued conversation on Twitter.

Our Value Proposition to Data Partners

We offer data licenses that allow our data partners to access, search and analyze historical and real-time data on our platform. Since the first Tweet, our users have created over 300 billion Tweets spanning nearly every country. Our data partners use this data to generate and monetize data analytics, from which data partners can identify user sentiment, influence and other trends. For example, one of our data partners applies its algorithms to Twitter data in order to generate financial market-relevant information which it sells to its customers.

Growth Strategy

We have aligned our growth strategy around the three primary constituents of our platform: users, platform partners and advertisers.

•

Users.    We believe that there is a significant opportunity to expand our user base. Industry sources estimate that as of 2012 there were 2.4 billion Internet users and 1.2 billion smartphone users, of which only 215 million are MAUs of Twitter.

•	Geographic Expansion. We plan to develop a broad set of partnerships globally to increase relevant local content on our platform and make Twitter more accessible in new and emerging markets.

•	Mobile Applications. We plan to continue to develop and improve our mobile applications to drive user adoption of these applications.

•

Product Development.    We plan to continue to build and acquire new technologies to develop and improve our products and services and make our platform more valuable and accessible to people around the world.

•	Platform Partners. We believe growth in our platform partners is complementary to our user growth strategy and the overall expansion of our platform.

•	Expand the Twitter Platform to Integrate More Content. We plan to continue to build and acquire new technologies to enable our platform partners to distribute content of all forms.

•	Partner with Traditional Media. We plan to continue to leverage our media relationships to drive more content distribution on our platform and create more value for our users and advertisers.

•	Advertisers. We believe we can increase the value of our platform for our advertisers by enhancing our advertising services and making our platform more accessible.

•	Targeting. We plan to continue to improve the targeting capabilities of our advertising services.

•

Opening our Platform to Additional Advertisers.    We believe that advertisers outside of the United States represent a substantial opportunity and we plan to invest to increase our advertising revenue from international advertisers, including by launching our self-serve advertising platform in selected international markets.

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New Advertising Formats.    We intend to develop new and unique ad formats for our advertisers. For example, we recently introduced our lead generation and application download Twitter Cards and Twitter Amplify, which allows advertisers to embed ads into real-time video content.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	If we fail to grow our user base, or if user engagement on our platform declines, our revenue, business and operating results may be harmed;

•

If our users do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in the number of users accessing our products and services, which could result in the loss of advertisers and revenue;

•	We generate the substantial majority of our revenue from advertising, and the loss of advertising revenue could harm our business;

•	If we are unable to compete effectively for users and advertiser spend, our business and operating results could be harmed;

•	Our operating results may fluctuate from quarter to quarter, which makes them difficult to predict;

•	User growth and engagement depend upon effective interoperation with operating systems, networks, devices, web browsers and standards that we do not control;

•	If we fail to expand effectively in international markets, our revenue and our business will be harmed;

•

We anticipate that we will expend substantial funds in connection with the tax liabilities that arise upon the initial settlement of restricted stock units, or RSUs, in connection with this offering, and the manner in which we fund that expenditure may have an adverse effect on our financial condition; and

•

Existing executive officers, directors and holders of 5% or more of our common stock will collectively beneficially own     % of our common stock and continue to have substantial control over us after this offering, which will limit your ability to influence the outcome of important transactions, including a change in control.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, our corporate blog at blog.twitter.com, the investor relations page on our website, press releases, public conference calls and webcasts. We also intend to announce information regarding us and our business, operating results, financial condition and other matters through Tweets on the following Twitter accounts:            ,              and             .

The information that is tweeted by the foregoing Twitter accounts could be deemed to be material information. As such, we encourage investors, the media and others to follow the Twitter accounts listed above and to review the information tweeted by such accounts.

Any updates to the list of Twitter accounts through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

Twitter, Inc. was incorporated in Delaware in April 2007. Our principal executive offices are located at 1355 Market Street, Suite 900, San Francisco, California 94103, and our telephone number is (415) 222-9670. Our website address is www.twitter.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

“Twitter,” the Twitter bird logo, “Tweet,” “Retweet” and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Twitter, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock from us	shares

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $         (or approximately $         if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page on this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We also may use a portion of the net proceeds to satisfy our anticipated tax withholding and remittance obligations related to the settlement of our outstanding RSUs. Additionally, we may use a portion of the net proceeds to acquire businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Concentration of Ownership	Upon completion of this offering, our executive officers, directors and holders of 5% or more of our common stock will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock.

Proposed symbol	“TWTR”

The number of shares of our common stock that will be outstanding after this offering is based on 472,613,753 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of June 30, 2013, and excludes:

•

44,157,061 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2013, with a weighted-average exercise price of $1.82 per share;

•	59,913,992 shares of our common stock subject to RSUs outstanding as of June 30, 2013;

•

116,512 shares of our common stock, on an as-converted basis, issuable upon the exercise of a warrant to purchase convertible preferred stock outstanding as of June 30, 2013, with an exercise price of $0.34 per share;

•	27,062,280 shares of our common stock subject to RSUs granted after June 30, 2013; and

•	shares of our common stock reserved for future issuance under our 2013 Equity Incentive Plan, or our 2013 Plan, which will become effective prior to the completion of this offering, consisting of:

•	shares of our common stock reserved for future issuance under our 2013 Plan; and

•

7,754,662 shares of our common stock reserved for future issuance under our 2007 Equity Incentive Plan, or our 2007 Plan (after giving effect to an increase of 20,000,000 shares of our common stock reserved for issuance under our 2007 Plan after June 30, 2013 and the grant of 27,062,280 shares of our common stock subject to RSUs granted after June 30, 2013), which number of shares will be added to the shares of our common stock to be reserved under our 2013 Plan upon its effectiveness.

Our 2013 Plan also provides for annual automatic increases in the number of shares reserved thereunder and for increases to the number of shares that may be granted thereunder based on shares under our 2007 Plan that expire, are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the automatic conversion of all outstanding shares of our Class A junior preferred stock and our convertible preferred stock into an aggregate of 333,099,000 shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the six months ended June 30, 2012 and 2013 and our balance sheet data as of June 30, 2013 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the six months ended June 30, 2013 are not necessarily indicative of results to be expected for the full year or any other period. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$28,278	$106,313	$316,933	$122,359	$253,635
Costs and expenses(1)
Cost of revenue	43,168	61,803	128,768	58,157	91,828
Research and development	29,348	80,176	119,004	46,345	111,837
Sales and marketing	6,289	25,988	86,551	34,105	77,697
General and administrative	16,952	65,757	59,693	30,758	35,096

Total costs and expenses	95,757	233,724	394,016	169,365	316,458

Loss from operations	(67,479)	(127,411)	(77,083)	(47,006)	(62,823)
Interest income (expense), net	55	(805)	(2,486)	(890)	(2,746)
Other income (expense), net	(117)	(1,530)	399	(12)	(2,548)

Loss before income taxes	(67,541)	(129,746)	(79,170)	(47,908)	(68,117)
Provision (benefit) for income taxes	(217)	(1,444)	229	1,196	1,134

Net loss	$(67,324)	$(128,302)	$(79,399)	$(49,104)	$(69,251)

Deemed dividend to investors in relation to the tender offer	—	35,816	—	—	—

Net loss attributable to common stockholders	$(67,324)	$(164,118)	$(79,399)	$(49,104)	$(69,251)

Weighted-average shares used to compute net loss per share attributable to common stockholders:
Basic and diluted	75,992	102,544	117,401	114,825	129,853

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.89)	$(1.60)	$(0.68)	$(0.43)	$(0.53)

Pro forma net loss per share attributable to common stockholders (unaudited):(2)
Basic and diluted			$(0.18)		$(0.15)

Other Financial Information:(3)
Adjusted EBITDA	$(51,184)	$(42,835)	$21,164	$670	$21,392
Non-GAAP net loss	$(54,066)	$(65,533)	$(35,191)	$(22,232)	$(26,888)

(1)	Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$200	$1,820	$800	$420	$1,955
Research and development	3,409	33,559	12,622	6,291	24,197
Sales and marketing	249	1,553	1,346	620	4,614
General and administrative	2,073	23,452	10,973	8,796	4,802

Total stock-based compensation	$5,931	$60,384	$25,741	$16,127	$35,568

(2)	See Note 9 to our consolidated financial statements for an explanation of the calculations of our pro forma net loss per share attributable to common stockholders.
(3)	See the section titled “—Non-GAAP Financial Measures” for additional information and a reconciliation of net loss to Adjusted EBITDA and net loss to non-GAAP net loss.

	As of June 30, 2013
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$164,509	$164,509	$
Short-term investments	210,549	210,549
Working capital	382,820	382,820
Property and equipment, net	242,553	242,553
Total assets	964,059	964,059
Total liabilities	255,898	247,163
Class A junior preferred stock	37,106	—
Convertible preferred stock	835,430	—
Total stockholders’ equity (deficit)	(164,375)	716,896

(1)

The pro forma column in the balance sheet data table above reflects (a) the automatic conversion of all outstanding shares of our Class A junior preferred stock and our convertible preferred stock into an aggregate of 333,099,000 shares of our common stock, which conversion will occur immediately prior to the completion of this offering, as if such conversion had occurred on June 30, 2013, (b) the resulting reclassification of the restricted Class A junior preferred stock and preferred stock warrant liability from other long-term liabilities to additional paid-in capital and (c) stock-based compensation expense of $329.6 million, associated with Pre-2013 RSUs for which the service condition was satisfied as of June 30, 2013, and which we expect to record upon completion of this offering, as further described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(2)

The pro forma as adjusted column in the balance sheet data table above gives effect to (a) the pro forma adjustments set forth above, (b) the sale and issuance by us of             shares of our common stock in this offering, based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (c) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by $        , assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions payable by us.

Non-GAAP Financial Measures

To supplement our consolidated financial statements presented in accordance with generally accepted accounting principles in the United States, or GAAP, we consider certain financial measures that are not prepared in accordance with GAAP, including Adjusted EBITDA and non-GAAP net loss.

These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similarly-titled measures presented by other companies.

Adjusted EBITDA

We define Adjusted EBITDA as net loss adjusted to exclude stock-based compensation expense, depreciation and amortization expense, interest and other expenses and provision (benefit) for income taxes.

The following table presents a reconciliation of net loss to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(In thousands)
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	$(67,324)	$(128,302)	$(79,399)	$(49,104)	$(69,251)
Stock-based compensation expense	5,931	60,384	25,741	16,127	35,568
Depreciation and amortization expense	10,364	24,192	72,506	31,549	48,647
Interest and other expense	62	2,335	2,087	902	5,294
Provision (benefit) for income taxes	(217)	(1,444)	229	1,196	1,134

Adjusted EBITDA	$(51,184)	$(42,835)	$21,164	$670	$21,392

Non-GAAP Net Loss

We define non-GAAP net loss as net loss adjusted to exclude stock-based compensation expense, amortization of acquired intangible assets and the income tax effects related to acquisitions.

The following table presents a reconciliation of net loss to non-GAAP net loss for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(In thousands)
Reconciliation of Net Loss to Non-GAAP Net Loss
Net loss	$(67,324)	$(128,302)	$(79,399)	$(49,104)	$(69,251)
Stock-based compensation expense	5,931	60,384	25,741	16,127	35,568
Amortization of acquired intangible assets	7,506	4,697	18,687	10,255	7,178
Income tax effects related to acquisitions	(179)	(2,312)	(220)	490	(383)

Non-GAAP net loss	$(54,066)	$(65,533)	$(35,191)	$(22,232)	$(26,888)

We use the non-GAAP financial measures of Adjusted EBITDA and non-GAAP net loss in evaluating our operating results and for financial and operational decision-making purposes. We believe that Adjusted EBITDA and non-GAAP net loss help identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in Adjusted EBITDA and non-GAAP net loss. We believe that Adjusted EBITDA and non-GAAP net loss provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater transparency with respect to key metrics used by our management in its financial and operational decision-making. We use these measures to establish budgets and operational goals for managing our business and evaluating our performance. We are presenting the non-GAAP measures of Adjusted EBITDA and non-GAAP net loss to assist investors in seeing our operating results through the eyes of management, and because we believe that these measures provide an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures rather than net loss, which is the nearest GAAP equivalent of these financial measures. Some of these limitations are:

•	These non-GAAP financial measures exclude certain recurring, non-cash charges such as stock-based compensation expense and amortization of acquired intangible assets;

•

Stock-based compensation expense, which is not reflected in these non-GAAP financial measures, has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;

•	Adjusted EBITDA does not reflect tax payments that reduce cash available to us;

•

Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash charges, the property and equipment being depreciated and amortized may have to be replaced in the future; and

•

The expenses that we exclude in our calculation of these non-GAAP financial measures may differ from the expenses, if any, that our peer companies may exclude from similarly-titled non-GAAP measures when they report their results of operations.

We have attempted to compensate for these limitations by providing the nearest GAAP equivalents of these non-GAAP financial measures and describing these GAAP equivalents under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

If we fail to grow our user base, or if user engagement on our platform declines, our revenue, business and operating results may be harmed.

The size of our user base and our users’ level of engagement are critical to our success. We had 218.3 million average MAUs in the three months ended June 30, 2013, which was a 44% increase from 151.4 million average MAUs in the three months ended June 30, 2012. Our financial performance has been and will continue to be significantly determined by our success in growing the number of users and increasing their engagement. We anticipate that our user growth rate will slow over time as the size of our user base increases. For example, in general, a higher proportion of Internet users in the United States uses Twitter than Internet users in other countries and, in the future, we expect our user growth rate in certain international markets, such as Argentina, France, Japan, Russia, Saudi Arabia and South Africa, to continue to be higher than our user growth rate in the United States. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase levels of user engagement. We generate a substantial majority of our revenue based upon user engagement with the ads that we display. If people do not perceive our products and services to be useful, reliable and trustworthy, we may not be able to attract users or increase the frequency of their engagement with our platform and the ads that we display. A number of consumer-oriented websites that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our user base or engagement levels. A number of factors could potentially negatively affect user growth and engagement, including if:

•	users engage with other products, services or activities as an alternative to ours;

•

influential users, such as world leaders, government officials, celebrities, athletes, journalists, sports teams, media outlets and brands or certain age demographics conclude that an alternative product or service is more relevant;

•	we are unable to convince potential new users of the value and usefulness of our products and services;

•	there is a decrease in the perceived quality of the content generated by our users;

•	we fail to introduce new and improved products or services or if we introduce new products or services that are not favorably received;

•	technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise affect the user experience;

•	we are unable to present users with content that is interesting, useful and relevant to them;

•	users believe that their experience is diminished as a result of the decisions we make with respect to the frequency, relevance and prominence of ads that we display;

•	there are user concerns related to privacy and communication, safety, security or other factors;

•	we are unable to combat spam or other hostile or inappropriate usage on our platform;

•

there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulatory authorities or litigation, including settlements or consent decrees;

•	we fail to provide adequate customer service to users; or

•	we do not maintain our brand image or our reputation is damaged.

If we are unable to increase our user growth or engagement, or if they decline, this could result in our products and services being less attractive to potential new users, as well as advertisers, which would have a material and adverse impact on our business, financial condition and operating results.

If our users do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in the number of users accessing our products and services and user engagement, which could result in the loss of advertisers and revenue.

Our success depends on our ability to provide users of our products and services with valuable content, which in turn depends on the content contributed by our users. We believe that one of our competitive advantages is the quality, quantity and real-time nature of the content on Twitter, and that access to unique or real-time content is one of the main reasons users visit Twitter. Our ability to expand into new international markets depends on the availability of relevant local content in those markets. We seek to foster a broad and engaged user community, and we encourage world leaders, government officials, celebrities, athletes, journalists, sports teams, media outlets and brands to use our products and services to express their views to broad audiences. We also encourage media outlets to use our products and services to distribute their content. If users, including influential users, do not continue to contribute content to Twitter, and we are unable to provide users with valuable and timely content, our user base and engagement may decline. Additionally, if we are not able to address user concerns regarding the safety and security of our products and services or if we are unable to successfully prevent abusive or other hostile behavior on our platform, the size of our user base and user engagement may decline. We rely on the sale of advertising services for the substantial majority of our revenue. If we experience a decline in the number of users or a decline in user engagement, including as a result of the loss of world leaders, government officials, celebrities, athletes, journalists, sports teams, media outlets and brands who generate content on Twitter, advertisers may not view our products and services as attractive for their marketing expenditures, and may reduce their spending with us which would harm our business and operating results.

We generate the substantial majority of our revenue from advertising. The loss of advertising revenue could harm our business.

The substantial majority of our revenue is currently generated from third parties advertising on Twitter. We generated 85% and 87% of our revenue from advertising in 2012 and the six months ended June 30, 2013, respectively. We generate substantially all of our advertising revenue through the sale of our three Promoted Products: Promoted Tweets, Promoted Accounts and Promoted Trends. As is common in the industry, our advertisers do not have long-term advertising commitments with us. In addition, many of our advertisers purchase our advertising services through one of several large advertising agency holding companies. Advertising agencies and potential new advertisers may view our Promoted Products as experimental and unproven, and we may need to devote additional time and resources to educate them about our products and services. Advertisers also may choose to reach users through our free products and services, instead of our Promoted Products. Advertisers will not continue to do business with us, or they will reduce the prices they are willing to pay to advertise with us, if we do not deliver ads in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to alternatives, including online, mobile and traditional advertising platforms. Our advertising revenue could be adversely affected by a number of other factors, including:

•	decreases in user engagement with Twitter and with the ads on our platform;

•

if we are unable to demonstrate the value of our Promoted Products to advertisers and advertising agencies or if we are unable to measure the value of our Promoted Products in a manner which advertisers and advertising agencies find useful;

•

if our Promoted Products are not cost effective or valuable for certain types of advertisers or if we are unable to develop cost effective or valuable advertising services for different types of advertisers;

•	if we are unable to convince advertisers and brands to invest resources in learning to use our products and services and maintaining a brand presence on Twitter;

•

product or service changes we may make that change the frequency or relative prominence of ads displayed on Twitter or that detrimentally impact revenue in the near term with the goal of achieving long term benefits;

•	our inability to increase advertiser demand and inventory;

•	our inability to increase the relevance of ads shown to users;

•	our inability to help advertisers effectively target ads, including as a result of the fact that we do not collect extensive private personally identifiable information directly from our users;

•	decreases in the prices that advertisers are willing to pay for ad engagements on our platform;

•	loss of advertising market share to our competitors;

•	the degree to which users access Twitter content through applications that do not contain our ads;

•	if we enter into revenue sharing arrangements or other partnerships with third parties;

•	our new advertising strategies, such as television targeting and real-time video clips embedded in Tweets, do not gain traction;

•	the impact of new technologies that could block or obscure the display of our ads;

•	adverse legal developments relating to advertising or measurement tools related to the effectiveness of advertising, including legislative and regulatory developments, and developments in litigation;

•	adverse media reports or other negative publicity involving us or other companies in our industry;

•	our inability to create new products and services that sustain or increase the value of our advertising services to both our advertisers and our users;

•	the impact of fraudulent clicks or spam on our Promoted Products and our users;

•	changes in the way our advertising is priced; and

•	the impact of macroeconomic conditions and conditions in the advertising industry in general.

The occurrence of any of these or other factors could result in a reduction in demand for our ads, which may reduce the prices we receive for our ads, either of which would negatively affect our revenue and operating results.

If we are unable to compete effectively for users and advertiser spend, our business and operating results could be harmed.

Competition for users of our products and services is intense. Although we have developed a new platform for public self-expression and conversation in real time, we face strong competition in our business. We compete against many companies to attract and engage users, including companies which have greater financial resources and substantially larger user bases, such as Facebook (including Instagram), Google, LinkedIn, Microsoft and Yahoo!, which offer a variety of Internet and mobile device-based products, services and content. For example, Facebook operates a social networking site with significantly more users than Twitter and has been introducing features similar to those of Twitter. In addition, Google may use its strong position in one or more markets to gain a competitive advantage over us in areas in which we operate, including by integrating competing features into products or services they control. As a result, our competitors may acquire and engage users at the expense of the growth or engagement of our user base, which would negatively affect our business. We also compete against smaller companies, such as Sina Weibo, LINE and Kakao, each of which is based in Asia.

We believe that our ability to compete effectively for users depends upon many factors both within and beyond our control, including:

•	the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of our competitors;

•	the amount, quality and timeliness of content generated by our users;

•	the timing and market acceptance of our products and services;

•	the continued adoption of our products and services internationally;

•	our ability, and the ability of our competitors, to develop new products and services and enhancements to existing products and services;

•	the frequency and relative prominence of the ads displayed by us or our competitors;

•	our ability to establish and maintain relationships with platform partners that integrate with our platform;

•

changes mandated by, or that we elect to make to address, legislation, regulatory authorities or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;

•	the application of antitrust laws both in the United States and internationally;

•	government action regulating competition;

•	our ability to attract, retain and motivate talented employees, particularly engineers, designers and product managers;

•	acquisitions or consolidation within our industry, which may result in more formidable competitors; and

•	our reputation and the brand strength relative to our competitors.

We also face significant competition for advertiser spend. The substantial majority of our revenue is currently generated through ads on Twitter, and we compete against online and mobile businesses, including those referenced above, and traditional media outlets, such as television, radio and print, for advertising budgets. In order to grow our revenue and improve our operating results, we must increase our share of advertising spend relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products. In addition, some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising budgets.

We believe that our ability to compete effectively for advertiser spend depends upon many factors both within and beyond our control, including:

•	the size and composition of our user base relative to those of our competitors;

•	our ad targeting capabilities, and those of our competitors;

•	the timing and market acceptance of our advertising services, and those of our competitors;

•	our marketing and selling efforts, and those of our competitors;

•	the pricing for our Promoted Products relative to the advertising products and services of our competitors;

•	the return our advertisers receive from our advertising services, and those of our competitors; and

•	our reputation and the strength of our brand relative to our competitors.

In recent years, there have been significant acquisitions and consolidation by and among our actual and potential competitors. We anticipate this trend of consolidation will continue, which will present heightened competitive challenges for our business. Acquisitions by our competitors may result in reduced functionality of our products and services. For example, following Facebook’s acquisition of Instagram, Facebook disabled Instagram’s photo integration with Twitter such that Instagram photos are no longer viewable within Tweets and users are now re-directed to Instagram to view Instagram photos through a link within a Tweet. As a result, our users may be less likely to click on links to Instagram photos in Tweets, and Instagram users may be less likely to tweet or remain active users of Twitter. Any similar elimination of integration with Twitter in the future, whether by Facebook or others, may adversely impact our business and operating results.

Consolidation may also enable our larger competitors to offer bundled or integrated products that feature alternatives to our platform. Reduced functionality of our products and services, or our competitors’ ability to offer bundled or integrated products that compete directly with us, may cause our user growth and engagement to decline and advertisers to reduce their spend with us.

If we are not able to compete effectively for users and advertiser spend our business and operating results would be materially and adversely affected.

Our operating results may fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly operating results have fluctuated in the past and will fluctuate in the future. As a result, our past quarterly operating results are not necessarily indicators of future performance. Our operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	our ability to grow our user base and user engagement;

•	our ability to attract and retain advertisers;

•	the occurrence of planned significant events, such as the Super Bowl, or unplanned significant events, such as natural disasters and political revolutions;

•	fluctuations in spending by our advertisers, including as a result of seasonality and extraordinary news events, or other factors;

•	the number of ad engagements by users;

•	the pricing of our ads and other products and services;

•	the development and introduction of new products or services or changes in features of existing products or services;

•	the impact of competitors or competitive products and services;

•	our ability to maintain or increase revenue;

•	our ability to maintain or improve gross margins and operating margins;

•	increases in research and development, marketing and sales and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	stock-based compensation expense, including in the year we complete this offering;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs;

•	system failures resulting in the inaccessibility of our products and services;

•	breaches of security or privacy, and the costs associated with remediating any such breaches;

•	adverse litigation judgments, settlements or other litigation-related costs, and the fees associated with investigating and defending claims;

•	changes in the legislative or regulatory environment, including with respect to security, privacy or enforcement by government regulators, including fines, orders or consent decrees;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•	changes in U.S. generally accepted accounting principles; and

•	changes in global business or macroeconomic conditions.

Given our limited operating history and the rapidly evolving markets in which we compete, our historical operating results may not be useful to you in predicting our future operating results. We believe our rapid growth may understate the potential seasonality of our business. As our revenue growth rate slows, we expect that the seasonality in our business may become more pronounced and may in the future cause our operating results to fluctuate. For example, advertising spending is traditionally seasonally strong in the fourth quarter of each year and we believe that this seasonality affects our quarterly results, which generally reflect higher sequential advertising revenue growth from the third to fourth quarter compared to sequential advertising revenue growth from the fourth quarter to the subsequent first quarter. In addition, global economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn in any particular region in which we do business or globally could result in reductions in advertising revenue, as our advertisers reduce their advertising budgets, and other adverse effects that could harm our operating results.

User growth and engagement depend upon effective interoperation with operating systems, networks, devices, web browsers and standards that we do not control.

We make our products and services available across a variety of operating systems and through websites. We are dependent on the interoperability of our products and services with popular devices, desktop and mobile operating systems and web browsers that we do not control, such as Mac OS, Windows, Android, iOS, Chrome and Firefox. Any changes in such systems, devices or web browsers that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect usage of our products and services. Furthermore, if the number of platforms for which we develop our product expands, it will result in an increase in our operating expenses. In order to deliver high quality products and services, it is important that our products and services work well with a range of operating systems, networks, devices, web browsers and standards that we do not control. In addition, because a majority of our users access our products and services through mobile devices, we are particularly dependent on the interoperability of our products and services with mobile devices and operating systems. We may not be successful in developing relationships with key participants in the mobile industry or in developing products or services that operate effectively with these operating systems, networks, devices, web browsers and standards. In the event that it is difficult for our users to access and use our products and services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

If we fail to expand effectively in international markets, our revenue and our business will be harmed.

We may not be able to monetize our products and services internationally as effectively as in the United States as a result of competition, advertiser demand, differences in the digital advertising market and digital advertising conventions, as well as differences in the way that users in different countries access or utilize our products and services. Differences in the competitive landscape in international markets may impact our ability to monetize our products and services. For example, in South Korea we face intense competition from a messaging service offered by Kakao, which offers some of the same communication features as Twitter. The existence of a well-established competitor in an international market may adversely affect our ability to increase our user base, attract advertisers and monetize our products in such market. We may also experience differences in advertiser demand in international markets. For example, during times of political upheaval, advertisers may choose not to advertise on Twitter. Certain international markets are also not as familiar with digital advertising in general, or in new forms of digital advertising such as our Promoted Products. Further, we face challenges in providing certain advertising products, features or analytics in certain international markets, such as the European Union, due to government regulation. Our products and services may also be used differently abroad than in the United States. In particular, in certain international markets where Internet access is not as rapid or reliable as in the United States, users tend not to take advantage of certain features of our products and services, such as rich media included in Tweets. Additionally, in certain emerging markets, such as India, many users access our products and services through feature phones with limited functionality, rather than through smartphones, our website or desktop applications. This limits our ability to deliver certain features to those users and may limit the ability of advertisers to deliver compelling advertisements to users in these markets which may result in reduced ad engagements which would adversely affect our business and operating results.

If our revenue from our international operations, and particularly from operations in the countries and regions on which we have focused our spending, does not exceed the expense of establishing and maintaining these operations, our business and operating results will suffer. In addition, our user base may expand more rapidly in international regions where we are less successful in monetizing our products and services. As our user base continues to expand internationally, we will need to increase revenue from the activity generated by our international users in order to grow our business. For example, users outside the United States constituted 77% of our average MAUs in the three months ended June 30, 2013, but our international revenue, as determined based on the billing location of our advertisers, was only 25% of our consolidated revenue in the three months ended June 30, 2013. Our inability to successfully expand internationally could adversely affect our business, financial condition and operating results.

We have a limited operating history in a new and unproven market for our platform, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have developed a platform for public self-expression and conversation in real time, and the market for our products and services is relatively new and may not develop as expected, if at all. People who are not our users may not understand the value of our products and services and new users may initially find our product confusing. There may be a perception that our products and services are only useful to users who tweet, or to influential users with large audiences. Convincing potential new users of the value of our products and services is critical to increasing our user base and to the success of our business.

We have a limited operating history, and only began to generate revenue in 2009 and we started to sell our Promoted Products in 2010, which makes it difficult to effectively assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	increase our number of users and user engagement;

•	successfully expand our business, especially internationally;

•	develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage globally;

•	convince advertisers of the benefits of our Promoted Products compared to alternative forms of advertising;

•	develop and deploy new features, products and services;

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successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our products and services;

•	attract, retain and motivate talented employees, particularly engineers, designers and product managers;

•	process, store, protect and use personal data in compliance with governmental regulations, contractual obligations and other obligations related to privacy and security;

•	continue to earn and preserve our users’ trust, including with respect to their private personal information; and

•	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential users and potential advertisers about the value of our products and services, if the market for our platform does not develop as we expect or if we fail to address the needs of this market, our business will be harmed. We may not be able to successfully address these risks and challenges or others. Failure to adequately address these risks and challenges could harm our business and cause our operating results to suffer.

We have incurred significant operating losses in the past, and we may not be able to achieve or subsequently maintain profitability.

Since our inception, we have incurred significant operating losses, and, as of June 30, 2013, we had an accumulated deficit of $418.6 million. Although our revenue has grown rapidly, increasing from $28.3 million in 2010 to $316.9 million in 2012, we expect that our revenue growth rate will slow in the future as a result of a variety of factors, including the gradual slow down in the growth rate of our user base. We believe that our future revenue growth will depend on, among other factors, our ability to attract new users, increase user engagement, increase our brand awareness, compete effectively, maximize our sales efforts, demonstrate a positive return on investment for advertisers, successfully develop new products and services and expand internationally. Accordingly, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expend substantial financial resources on:

•	our technology infrastructure;

•	research and development for our products and services;

•	sales and marketing;

•	domestic and international expansion efforts;

•	attracting and retaining talented employees;

•	strategic opportunities, including commercial relationships and acquisitions; and

•	general administration, including personnel costs and legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in our business.

In addition, we have granted stock options and RSUs to our employees. RSUs granted to domestic employees before February 2013 and all RSUs granted to international employees, or the Pre-2013 RSUs, vest upon the satisfaction of both a service condition and a performance condition. The service condition for a majority of the Pre-2013 RSUs is satisfied over a period of four years. The performance condition will be satisfied on the earlier of (i) the date that is the earlier of (x) six months after the effective date of this offering or (y) March 8th of the calendar year following the effective date of this offering; and (ii) the date of a change in control. As of June 30, 2013, no stock-based compensation expense had been recognized for the Pre-2013 RSUs because a qualifying event as described above was not probable. In the quarter in which this offering is completed, we will begin recording stock-based compensation expense based on the grant-date fair value of the Pre-2013 RSUs using the accelerated attribution method, net of estimated forfeitures. If this offering had been completed on June 30, 2013, we would have recorded $329.6 million of cumulative stock-based compensation expense related to the Pre-2013 RSUs on that date, and an additional $234.2 million of unrecognized stock-based compensation expense related to the Pre-2013 RSUs, net of estimated forfeitures, would be recognized over a weighted-average period of approximately three years. In addition to stock-based compensation expense associated with the Pre-2013 RSUs, as of June 30, 2013, we had unrecognized stock-based compensation expense of approximately $296.7 million related to other outstanding equity awards, after giving effect to estimated forfeitures, which we expect to recognize over a weighted-average period of approximately four years. Following the completion of this offering, the stock-based compensation expense related to Pre-2013 RSUs and other outstanding equity awards will have a significant negative impact on our ability to achieve profitability on a GAAP basis in 2013 and 2014.

If we are unable to generate adequate revenue growth and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.

Our business depends on continued and unimpeded access to our products and services on the Internet by our users and advertisers. If we or our users experience disruptions in Internet service or if Internet service providers are able to block, degrade or charge for access to our products and services, we could incur additional expenses and the loss of users and advertisers.

We depend on the ability of our users and advertisers to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. For example, our products and services are blocked in China. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws or practices limiting Internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our operating results. We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity and security to us and our users. As the Internet continues to experience growth in the number of users, frequency of use and amount of data transmitted, the Internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the Internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our operating results.

Our new products, services and initiatives and changes to existing products, services and initiatives could fail to attract users and advertisers or generate revenue.

Our ability to increase the size and engagement of our user base, attract advertisers and generate revenue will depend in part on our ability to create successful new products and services, both independently and in conjunction with third parties. We may introduce significant changes to our existing products and services or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development or operating experience. For example, in 2013, we introduced Vine, a mobile application that enables users to create and distribute videos that are up to six seconds in length, and #Music, a mobile application that helps users discover new music and artists based on Twitter data. If new or enhanced products or services fail to engage users and advertisers, we may fail to attract or retain users or to generate sufficient revenue or operating profit to justify our investments, and our business and operating results could be adversely affected. In addition, we have launched and expect to continue to launch strategic initiatives, such as the Nielsen Twitter TV Rating, that do not directly generate revenue but which we believe will enhance our attractiveness to users and advertisers. In the future, we may invest in new products, services and initiatives to generate revenue, but there is no guarantee these approaches will be successful. We may not be successful in future efforts to generate revenue from our new products or services. If our strategic initiatives do not enhance our ability to monetize our existing products and services or enable us to develop new approaches to monetization, we may not be able to maintain or grow our revenue or recover any associated development costs and our operating results could be adversely affected.

Spam could diminish the user experience on our platform, which could damage our reputation and deter our current and potential users from using our products and services.

“Spam” on Twitter refers to a range of abusive activities that are prohibited by our terms of service and is generally defined as unsolicited, repeated actions that negatively impact other users with the general goal of drawing user attention to a given account, site, product or idea. This includes posting large numbers of unsolicited mentions of a user, duplicate Tweets, misleading links (e.g., to malware or click-jacking pages) or other false or misleading content, and aggressively following and un-following accounts, adding users to lists, sending invitations, retweeting and favoriting Tweets to inappropriately attract attention. Our terms of service also prohibit the creation of serial or bulk accounts, both manually or using automation, for disruptive or abusive purposes, such as to tweet spam or to artificially inflate the popularity of users seeking to promote themselves on Twitter. Although we continue to invest resources to reduce spam on Twitter, we expect spammers will continue to seek ways to act inappropriately on our platform. In addition, we expect that increases in the number of users on our platform will result in increased efforts by spammers to misuse our platform. We continuously combat spam, including by suspending or terminating accounts we believe to be spammers and launching algorithmic changes focused on curbing abusive activities. Our actions to combat spam require the diversion of significant time and focus of our engineering team from improving our products and services. If spam increases on Twitter, this could hurt our reputation for delivering relevant content or reduce user growth and engagement and result in continuing operational cost to us.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We continue to experience rapid growth in our headcount and operations, which will continue to place significant demands on our management, operational and financial infrastructure. As of June 30, 2013, we had approximately 2,000 employees, an increase of over 1,800 employees since January 1, 2010. We intend to continue to make substantial investments to expand our operations, research and development, sales and marketing and general and administrative organizations, as well as our international operations. We face significant competition for employees, particularly engineers, designers and product managers, from other Internet and high-growth companies, which include both publicly-traded and privately-held companies, and we may not be able to hire new employees quickly enough to meet our needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages. In addition, as we have grown, we have significantly expanded our operating lease commitments. As we continue to grow, we are subject to the risks of over-hiring, over-compensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a rapidly growing employee base in various countries around the world. In addition, we may not be able to innovate or execute as quickly as a smaller, more efficient organization. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

Providing our products and services to our users is costly and we expect our expenses to continue to increase in the future as we broaden our user base and increase user engagement, as users increase the amount of content they contribute, and as we develop and implement new features, products and services that require more infrastructure, such as our mobile video product, Vine. In addition, our operating expenses, such as our research and development expenses and sales and marketing expenses, have grown rapidly as we have expanded our business. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure in order to enable us to provide our products and services rapidly and reliably to users around the world, including in countries where we do not expect significant near-term monetization. Continued growth could also strain our ability to maintain reliable service levels for our users and advertisers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our expenses may grow faster than our revenue, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

Our business and operating results may be harmed by a disruption in our service, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

One of the reasons people come to Twitter is for real-time information. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses and denial of service or fraud or security attacks. Although we are investing significantly to improve the capacity, capability and reliability of our infrastructure, we are not currently serving traffic equally through our co-located data centers that support our platform. Accordingly, in the event of a significant issue at the data center supporting most of our network traffic, some of our products and services may become inaccessible to the public or the public may experience difficulties accessing our products and services. For example, in July 2012, due to the failure of two parallel systems at nearly the same time in one of our data centers, Twitter became inaccessible for approximately two hours. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform, which could significantly harm our business.

As the number of our users increases and our users generate more content, including photos and videos hosted by Twitter, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, serve and analyze this content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, because we lease our data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable economic terms. If our users are unable to access Twitter or we are not able to make information available rapidly on Twitter, users may seek other channels to obtain the information, and may not return to Twitter or use Twitter as often in the future, or at all. This would negatively impact our ability to attract users and advertisers and increase engagement of our users. We expect to continue to make significant investments to maintain and improve the capacity, capability and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and infrastructure to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

Action by governments to restrict access to our products and services or censor Twitter content could harm our business and operating results.

Governments have sought, and may in the future seek, to censor content available through our products and services, restrict access to our products and services from their country entirely or impose other restrictions that may affect the accessibility of our products and services for an extended period of time or indefinitely. For example, domestic Internet service providers in China have blocked access to Twitter, and other countries have intermittently restricted access to Twitter. In addition, governments in other countries may seek to restrict access to our products and services if they consider us to be in violation of their laws. In the event that access to our products and services is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to retain or increase our user base and user engagement may be adversely affected, and our operating results may be harmed.

If we are unable to maintain and promote our brand, our business and operating results may be harmed.

We believe that maintaining and promoting our brand is critical to expanding our base of users and advertisers. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative products and services, which we may not do successfully. We may introduce new features, products, services or terms of service that users, platform partners or advertisers do not like, which may negatively affect our brand. Additionally, the actions of platform partners may affect our brand if users do not have a positive experience using third-party applications or websites integrated with Twitter or that make use of Twitter content. Our brand may also be negatively affected by the actions of users that are hostile or inappropriate to other people, by users impersonating other people, by users identified as spam, by users introducing excessive amounts of spam on our platform or by third parties obtaining control over users’ accounts. For example, in April 2013, attackers obtained the credentials to the Twitter account of the Associated Press news service through a “phishing” attack targeting Associated Press employees. The attackers posted an erroneous

Tweet from the Associated Press account reporting that there had been explosions at the White House, triggering a stock market decline, and focusing media attention on our brand and security efforts. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not achieve the desired goals. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and operating results could be adversely affected.

Negative publicity could adversely affect our business and operating results.

We receive a high degree of media coverage around the world. Negative publicity about our company, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory activity, the actions of our users or user experience with our products and services, even if inaccurate, could adversely affect our reputation and the confidence in and the use of our products and services. For example, service outages on Twitter typically result in widespread media reports. Such negative publicity could also have an adverse effect on the size, engagement and loyalty of our user base and result in decreased revenue, which could adversely affect our business and operating results.

Our future performance depends in part on support from platform partners and data partners.

We believe user engagement with our products and services depends in part on the availability of applications and content generated by platform partners. Beginning in 2012, we launched Twitter Cards, which allow platform partners to ensure that whenever they or any user tweets from their websites or applications, the Tweet will automatically include rich content like a photo, a video, a sound clip, an article summary or information about a product, and make it instantly accessible to any other user on Twitter. Twitter Cards allow platform partners to create lightweight interactive applications to promote their content or their products. The availability and development of these applications and content depends on platform partners’ perceptions and analysis of the relative benefits of developing applications and content for our products and services. If platform partners focus their efforts on other platforms, the availability and quality of applications and content for our products and services may suffer. There is no assurance that platform partners will continue to develop and maintain applications and content for our products and services. If platform partners cease to develop and maintain applications and content for our products and services, user engagement may decline. In addition, we generate revenue from licensing our historical and real-time data to third parties. If any of these relationships are terminated or not renewed, or if we are unable to enter into similar relationships in the future, our operating results could be adversely affected.

We focus on product innovation and user engagement rather than short-term operating results.

We encourage employees to quickly develop and help us launch new and innovative features. We focus on improving the user experience for our products and services and on developing new and improved products and services for the advertisers on our platform. We prioritize innovation and the experience for users and advertisers on our platform over short-term operating results. We frequently make product and service decisions that may reduce our short-term operating results if we believe that the decisions are consistent with our goals to improve the user experience and performance for advertisers, which we believe will improve our operating results over the long term. These decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with advertisers and our business and operating results could be harmed. In addition, our focus on the user experience may negatively impact our relationships with our existing or prospective advertisers. This could result in a loss of advertisers, which could harm our revenue and operating results.

Our international operations are subject to increased challenges and risks.

We have offices around the world and our products and services are available in multiple languages. We expect to continue to expand our international operations in the future by opening offices in new jurisdictions and expanding our offerings in new languages. However, we have limited operating history outside the United States, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. International expansion has required and will continue to require us to invest significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;

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providing our products and services and operating across a significant distance, in different languages and among different cultures, including the potential need to modify our products, services, content and features to ensure that they are culturally relevant in different countries;

•

increased competition from local websites, mobile applications and services that provide real-time communications, such as Sina Weibo in China, LINE in Japan and Kakao in South Korea, which have expanded and may continue to expand their geographic footprint;

•	differing and potentially lower levels of user growth and engagement in new and emerging geographies;

•	different levels of advertiser demand;

•	greater difficulty in monetizing our products and services;

•

compliance with applicable foreign laws and regulations, including laws and regulations with respect to privacy, consumer protection, spam and content, and the risk of penalties to our users and individual members of management if our practices are deemed to be out of compliance;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud;

•	operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States;

•	compliance with anti-bribery laws including, without limitation, compliance with the Foreign Corrupt Practices Act and the U.K. Bribery Act, including by our business partners;

•	currency exchange rate fluctuations;

•

foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

•	political and economic instability in some countries;

•	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate; and

•	higher costs of doing business internationally, including increased accounting, travel, infrastructure and legal compliance costs.

If we are unable to manage the complexity of our global operations successfully, our business, financial condition and operating results could be adversely affected.

Our products and services may contain undetected software errors, which could harm our business and operating results.

Our products and services incorporate complex software and we encourage employees to quickly develop and help us launch new and innovative features. Our software has contained, and may now or in the future contain, errors, bugs or vulnerabilities. For example, we experienced a service outage in June 2012 during which Twitter service was inaccessible for approximately two hours as a result of a cascading software bug in one of our infrastructure components. Some errors in our software code may only be discovered after the product or service has been released. Any errors, bugs or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of users, loss of platform partners, loss of advertisers or advertising revenue or liability for damages, any of which could adversely affect our business and operating results.

Our business is subject to complex and evolving U.S. and foreign laws and regulations. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, rights of publicity, data protection, content regulation, intellectual property, competition, protection of minors, consumer protection and taxation. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. The introduction of new products or services may subject us to additional laws and regulations. In addition, foreign data protection, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive than those in the United States. In particular, the European Union and its member states traditionally have taken broader views as to types of data that are subject to privacy and data protection, and have imposed greater legal obligations on companies in this regard. A number of proposals are pending before federal, state and foreign legislative and regulatory bodies that could significantly affect our business. For example, regulation relating to the 1995 European Union Data Protection Directive is currently being considered by European legislative bodies that may include more stringent operational requirements for entities processing personal information and significant penalties for non-compliance. Similarly, there have been a number of recent legislative proposals in the United States, at both the federal and state level, that would impose new obligations in areas such as privacy and liability for copyright infringement by third parties. The U.S. government, including the Federal Trade Commission, or the FTC, and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning user behavior on the Internet, including regulation aimed at restricting certain online tracking and targeted advertising practices. Additionally, recent amendments to U.S. patent laws may affect the ability of companies, including us, to protect their innovations and defend against claims of patent infringement. We currently allow use of our platform without the collection of extensive personal information, such as age. We may experience additional pressure to expand our collection of personal information in order to comply with new and additional regulatory demands or we may independently decide to do so. Having additional personal information may subject us to additional regulation. Furthermore, it is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products and services, result in negative publicity, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

Regulatory investigations and settlements could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business.

We have been subject to regulatory investigations in the past, and expect to continue to be subject to regulatory scrutiny as our business grows and awareness of our brand increases. In March 2011, to resolve an investigation into various incidents, we entered into a settlement agreement with the FTC that, among other things, requires us to establish an information security program designed to protect non-public consumer information and also requires that we obtain biennial independent security assessments. The obligations under the settlement agreement remain in effect until the latter of March 2, 2031, or the date 20 years after the date, if any, on which the U.S. government or the FTC files a complaint in federal court alleging any violation of the order. We expect to continue to be the subject of regulatory inquiries, investigations and audits in the future by the FTC and other regulators around the world.

It is possible that a regulatory inquiry, investigation or audit might result in changes to our policies or practices, and may cause us to incur substantial costs or could result in reputational harm, prevent us from offering certain products, services, features or functionalities, cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. Violation of existing or future regulatory orders, settlements or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and operating results.

Even though Twitter is a platform for public self-expression and conversation, user trust regarding privacy is important to the growth of users and the increase in user engagement on our platform, and privacy concerns relating to our products and services could damage our reputation and deter current and potential users and advertisers from using Twitter.

From time to time, concerns have been expressed by governments, regulators and others about whether our products, services or practices compromise the privacy of users and others. Concerns about, governmental or regulatory actions involving our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and advertisers and adversely affect our operating results. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by governments, regulators or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and advertisers, which could have an adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or advertisers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer, increase the size of our user base and operate in more countries.

Governments and regulators around the world are considering a number of legislative and regulatory proposals concerning data protection. In addition, the interpretation and application of consumer and data protection laws or regulations in the United States, Europe and elsewhere are often uncertain and in flux, and in some cases, laws or regulations in one country may be inconsistent with, or contrary to, those of another country. It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

If our security measures are breached, or if our products and services are subject to attacks that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure, users and advertisers may curtail or stop using our products and services and our business and operating results could be harmed.

Our products and services involve the storage and transmission of users’ and advertisers’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. We experience cyber-attacks of varying degrees on a regular basis, and as a result, unauthorized parties have obtained, and may in the future obtain, access to our data or our users’ or advertisers’ data. For example, in February 2013, we disclosed that sophisticated unknown third parties had attacked our systems and may have had access to limited information for approximately 250,000 users. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users or advertisers to disclose sensitive information in order to gain access to our data or our users’ or advertisers’ data or accounts, or may otherwise obtain access to such data or accounts. Since our users and advertisers may use their Twitter accounts to establish and maintain online identities, unauthorized communications from Twitter accounts that have been compromised may damage their reputations and brands as well as ours. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services that could have an adverse effect on our business and operating results. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and advertisers and we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation and operating results.

We may face lawsuits or incur liability as a result of content published or made available through our products and services.

We have faced and will continue to face claims relating to content that is published or made available through our products and services or third party products or services. In particular, the nature of our business exposes us to claims related to defamation, intellectual property rights, rights of publicity and privacy, illegal content, content regulation and personal injury torts. The law relating to the liability of providers of online products or services for activities of their users remains somewhat unsettled, both within the United States and internationally. This risk may be enhanced in certain jurisdictions outside the United States where we may be less protected under local laws than we are in the United States. In addition, the public nature of communications on our network exposes us to risks arising from the creation of impersonation accounts intended to be attributed to our users or advertisers. We could incur significant costs investigating and defending these claims. If we incur costs or liability as a result of these events occurring, our business, financial condition and operating results could be adversely affected.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our trade secrets, trademarks, copyrights, patents and other intellectual property rights are important assets for us. We rely on, and expect to continue to rely on, a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent laws, to protect our brand and other intellectual property rights. However, various events outside of our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which our products and services are available. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business.

We rely on non-patented proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. While in certain cases we have agreements in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property, these agreements may be breached, or this intellectual property may otherwise be disclosed or become known to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property.

We are pursuing registration of trademarks and domain names in the United States and in certain jurisdictions outside of the United States. Effective protection of trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. We may be required to protect our rights in an increasing number of countries, a process that is expensive and may not be successful or which we may not pursue in every country in which our products and services are distributed or made available.

We are party to numerous agreements that grant licenses to third parties to use our intellectual property, including our trademarks. For example, many third parties distribute their content through Twitter, or embed Twitter content in their applications or on their websites, and make use of our trademarks in connection with their services. If the licensees of our trademarks are not using our trademarks properly, it may limit our ability to protect our trademarks and could ultimately result in our trademarks being declared invalid or unenforceable. We have a policy designed to assist third parties in the proper use of our brand, trademarks and other assets, and we have an internal team dedicated to enforcing our policy and protecting our brand. Our brand protection team routinely receives and reviews reports of improper and unauthorized use of the Twitter brand, trademarks or assets and issues takedown notices or initiates discussions with the third parties to correct the issues. However, there can be no assurance that we will be able to protect against the unauthorized use of our brand, trademarks or other assets. If we fail to maintain and enforce our trademark rights, the value of our brand could be diminished. There is also a risk that one or more of our trademarks could become generic, which could result in them being declared invalid or unenforceable. For example, there is a risk that the word “Tweet” could become so commonly used that it becomes synonymous with any short comment posted publicly on the Internet, and if this happens, we could lose protection of this trademark.

We also seek to obtain patent protection for some of our technology and as of June 30, 2013, we had 6 issued U.S. patents and approximately 80 patent applications on file in the United States and abroad, although there can be no assurance that these applications will be ultimately issued as patents. We may be unable to obtain patent or trademark protection for our technologies and brands, and our existing patents and trademarks, and any patents or trademarks that may be issued in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, any patents and trademarks may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting or otherwise violating them. Effective protection of patent rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights.

Our Innovator’s Patent Agreement, or IPA, also limits our ability to prevent infringement of our patents. In May 2013, we implemented the IPA, which we enter into with our employees and consultants, including our founders. Under the IPA, we have agreed, subject to certain exceptions, not to assert any claims of a patent subject to the IPA without prior permission from the inventors of that particular patent, unless such claim is asserted for a defensive purpose. An assertion of claims of the patents subject to the IPA is considered for a defensive purpose if the claims are asserted: (i) against an entity that has filed, maintained, threatened or voluntarily participated in a patent infringement lawsuit against us or any of our users, affiliates, customers, suppliers or distributors; (ii) against an entity that has filed, maintained or voluntarily participated in a patent infringement lawsuit against another in the past ten years, so long as the entity has not instituted the patent infringement lawsuit defensively in response to a patent litigation threat against the entity; or (iii) otherwise to deter a patent litigation threat against us or our users, affiliates, customers, suppliers or distributors. In addition, the IPA provides that the above limitations apply to any future owner or exclusive licensee of a patent subject to the IPA, which could limit our ability to sell or license our patents to third parties. As a result, we may be unable to assert our patent rights against third parties that we believe are infringing our patents, even if such third parties are developing products and services that compete with our products and services. In addition, the terms of the IPA could affect our ability to monetize our intellectual property portfolio.

Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could harm our business and our ability to compete. Also, obtaining, maintaining and enforcing our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

We are currently, and expect to be in the future, party to intellectual property rights claims that are expensive and time consuming to defend, and, if resolved adversely, could have a significant impact on our business, financial condition or operating results.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. Many companies in these industries, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Furthermore, from time to time we may introduce new products and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. In addition, although our standard terms and conditions for our Promoted Products and public APIs do not provide advertisers and platform partners with indemnification for intellectual property claims against them, some of our agreements with advertisers, platform partners and data partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Such advertisers, platform partners and data partners may also discontinue use of our products, services and technologies as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business.

We presently are involved in a number of intellectual property lawsuits, and as we face increasing competition and gain an increasingly high profile, we expect the number of patent and other intellectual property claims against us to grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of the technology. The development or procurement of alternative non-infringing technology could require significant effort and expense or may not be feasible. An unfavorable resolution of the disputes and litigation referred to above could adversely affect our business, financial condition, and operating results.

Many of our products and services contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

We use open source software in our products and services and will use open source software in the future. In addition, we regularly contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.

We anticipate that we will expend substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs in connection with this offering, and the manner in which we fund that expenditure may have an adverse effect on our financial condition.

We anticipate that we will expend substantial funds to satisfy tax withholding and remittance obligations when we settle a portion of our RSUs granted prior to the date of this prospectus. Pre-2013 RSUs vest upon the satisfaction of both a service condition and a performance condition. The service condition for the majority of the Pre-2013 RSUs is satisfied over a period of four years. The performance condition in connection with our Pre-2013 RSUs will be satisfied on the earlier of (i) the date that is the earlier of (x) six months after the effective date of this offering or (y) March 8th of the calendar year following the effective date of this offering; and (ii) the date of a change in control. On the settlement dates for the Pre-2013 RSUs, we plan to withhold and remit income taxes on behalf of the holders of the Pre-2013 RSUs at the applicable minimum statutory rates, which we expect to be approximately 45% on average, based on the then-current value of the underlying shares of our common stock. Based on the number of Pre-2013 RSUs outstanding as of June 30, 2013 for which the service condition had been satisfied on that date, and assuming (i) the performance condition had been satisfied on that date and (ii) that the price of our common stock at the time of settlement was equal to $        , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that this tax obligation on the initial settlement date would be approximately $         in the aggregate. The amount of this obligation could be higher or lower, depending on the price of shares of our common stock on the initial settlement date for the Pre-2013 RSUs. To settle the RSUs, assuming a 45% tax withholding rate, we anticipate that we will net settle the awards by delivering an aggregate of approximately             shares of our common stock to RSU holders and withholding an aggregate of approximately             shares of our common stock. In connection with these net settlements, we will withhold and remit the tax liabilities on behalf of the RSU holders to the relevant tax authorities in cash.

In order to fund the tax withholding and remittance obligations on behalf of our RSU holders, we expect to use a substantial portion of our cash and cash equivalent balances, or, alternatively, we may choose to borrow funds or a combination of cash and borrowed funds to satisfy these obligations.

We may require additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing to operate or grow our business. Our ability to obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors, and we cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our existing stockholders may experience dilution. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation or growth of our business could be significantly impaired and our operating results may be harmed.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The numbers of our active users and timeline views are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across our large online and mobile user base around the world. For example, there are a number of false or spam accounts in existence on our platform. We are continually seeking to improve our ability to estimate the total number of spam accounts and eliminate them from the calculation of our active users, but we otherwise treat multiple accounts held by a single person or organization as multiple users for purposes of calculating our active users because we permit people and organizations to have more than one account. Additionally, some accounts used by organizations are used by many people within the organization. As such, the calculations of our active users may not accurately reflect the actual number of people or organizations using our platform. Our metrics are also affected by mobile applications that automatically contact our servers for regular updates with no user action involved, and this activity can cause our system to count the user associated with such a device as an active user on the day such contact occurs. As such, the calculations of MAUs presented in this prospectus may be affected by this activity. The impact of this automatic activity on our metrics varies by geography because mobile application usage varies in different regions of the world. In addition, our data regarding user geographic location is based on the IP address associated with the account when a user initially registered the account on Twitter. The IP address may not always accurately reflect a user’s actual location at the time of user engagement on our platform.

We present and discuss timeline views in the six months ended June 30, 2012, but we did not track all of the timeline views on our mobile applications during the three months ended March 31, 2012. We have included in this prospectus estimates for actual timeline views in the three months ended March 31, 2012 for the mobile applications we did not track. We believe these estimates to be reasonable, but actual numbers could differ from our estimates. In addition, timeline views in the three months and six months ended June 30, 2012 exclude an immaterial number of timeline views in our mobile applications, certain of which were not fully tracked until June 2012.

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and engagement may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology. If advertisers, platform partners or investors do not perceive our user metrics to be accurate representations of our user base or engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and advertisers and platform partners may be less willing to allocate their budgets or resources to our products and services, which could negatively affect our business and operating results.

We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled personnel, including senior management, engineers, designers and product managers. Our ability to execute efficiently is dependent upon contributions from our employees, in particular our senior management team. We do not have employment agreements other than offer letters with any member of our senior management or other key employee, and we do not maintain key person life insurance for any employee. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed.

Our growth strategy also depends on our ability to expand and retain our organization with highly skilled personnel. Identifying, recruiting, training and integrating qualified individuals will require significant time, expense and attention. In addition to hiring new employees, we must continue to focus on retaining our best employees. Many of our employees may be able to receive significant proceeds from sales of our equity in the public markets after this offering, which may reduce their motivation to continue to work for us. Competition for highly skilled personnel is intense, particularly in the San Francisco Bay Area, where our headquarters is located. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may never realize returns on these investments. If we are not able to effectively add and retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that our culture has been and will continue to be a key contributor to our success. From January 1, 2010 to June 30, 2013, we increased the size of our workforce by more than 1,800 employees, and we expect to continue to hire aggressively as we expand. If we do not continue to develop our corporate culture or maintain our core values as we grow and evolve, we may be unable to foster the innovation, creativity and teamwork we believe we need to support our growth. Moreover, liquidity available to our employee securityholders following this offering could lead to disparities of wealth among our employees, which could adversely impact relations among employees and our culture in general. Our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

We rely in part on application marketplaces and Internet search engines to drive traffic to our products and services, and if we fail to appear high up in the search results or rankings, traffic to our platform could decline and our business and operating results could be adversely affected.

We rely on application marketplaces, such as Apple’s App Store and Google’s Play, to drive downloads of our mobile applications. In the future, Apple, Google or other operators of application marketplaces may make changes to their marketplaces which make access to our products and services more difficult. We also depend in part on Internet search engines, such as Google, Bing and Yahoo!, to drive traffic to our website. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer the user to our website. However, our ability to maintain high organic search result rankings is not within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. For example, Google has integrated its social networking offerings, including Google+, with certain of its products, including search, which has negatively impacted the organic search ranking of our webpages. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could slow. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our mobile applications or website through application marketplaces and search engines could harm our business and operating results.

More people are using devices other than personal computers to access the Internet and new platforms to produce and consume content, and we need to continue to promote the adoption of our mobile applications, and our business and operating results may be harmed if we are unable to do so.

The number of people who access the Internet through devices other than personal computers, including mobile phones, smartphones, handheld computers such as net books and tablets, video game consoles and television set-top devices, has increased dramatically in the past few years. In the three months ended June 30, 2013, over 65% of our advertising revenue was generated from mobile devices. Since we generate a majority of our advertising revenue through users on mobile devices, we must continue to drive adoption of our mobile applications. In addition, mobile users frequently change or upgrade their mobile devices. Our business and operating results may be harmed if our users do not install our mobile application when they change or upgrade their mobile device. Although we generate the majority of our advertising revenue from user engagement on mobile devices, certain of our products and services, including Promoted Trends and Promoted Accounts, receive less prominence in our mobile applications than on our website. This may reduce the amount of revenue we are able to generate from these products and services as users increasingly access our products and services through mobile and alternative devices. In addition, as new devices and platforms are continually being released, users may consume content in a manner that is more difficult to monetize. It is difficult to predict the problems we may encounter in adapting our products and services and developing competitive new products and services that are compatible with new devices or platforms. If we are unable to develop products and services that are compatible with new devices and platforms, or if we are unable to drive continued adoption of our mobile applications, our business and operating results may be harmed.

Future acquisitions and investments could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our products and services, and grow our business in response to changing technologies, user and advertiser demands, and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development, including, for example, our recent acquisitions of Vine Labs, Inc., a mobile application that enables users to create and distribute videos that are up to six seconds in length, and Bluefin Labs, Inc., a social television analytics company that provides data products to brand advertisers, agencies and television networks. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of research and development and sales and marketing functions;

•	retention of key employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•

liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	unanticipated write-offs or charges; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally.

Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses or the write-off of goodwill, any of which could harm our financial condition or operating results.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the                    . We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the                 .

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results, and cause a decline in the price of our common stock.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the completion of this offering. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenue are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If currency exchange rates fluctuate substantially in the future, our operating results, which are reported in U.S. dollars, could be adversely affected.

As we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation and other operating expenses at our international locations in the local currency, and accept payment from advertisers or data partners in currencies other than the U.S. dollar. Since we conduct business in currencies other than U.S. dollars but report our operating results in U.S. dollars, we face exposure to fluctuations in currency exchange rates. Consequently, exchange rate fluctuations between the U.S. dollar and other currencies could have a material impact on our operating results.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage could have a material adverse impact on our business, operating results, and financial condition. Our headquarters and certain of our co-located data center facilities are located in the San Francisco Bay Area, a region known for seismic activity. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our services. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We have implemented a disaster recovery program, which allows us to move production to a back-up data center in the event of a catastrophe. Although this program is functional, we do not currently serve network traffic equally from each data center, so if our primary data center shuts down, there will be a period of time that our products or services, or certain of our products or services, will remain inaccessible to our users or our users may experience severe issues accessing our products and services.

We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services.

We may have exposure to greater than anticipated tax liabilities, which could adversely impact our operating results.

Our income tax obligations are based in part on our corporate operating structure, including the manner in which we develop, value and use our intellectual property and the scope of our international operations. The tax laws applicable to our international business activities, including the laws of the United States and other jurisdictions, are subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology (or other intangible assets) or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial condition and operating results. We are subject to review and audit by U.S. federal and state and foreign tax authorities. Tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and operating results. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations or accounting principles. Tax expenses, or disputes with tax authorities, could adversely impact our operating results.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under GAAP, we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. As of June 30, 2013, we had recorded a total of $178.2 million of goodwill and intangible assets related to our acquisitions. An adverse change in market conditions, particularly if such change has the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or intangible assets. Any such material charges may have a material negative impact on our operating results.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2012, we had U.S. federal net operating loss carryforwards of approximately $298.8 million and state net operating loss carryforwards of approximately $216.7 million. Under Sections 382 and 383 of Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in our ownership by “5% shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. In the event that it is determined that we have in the past experienced an ownership change, or if we experience one or more ownership changes as a result of this offering or future transactions in our stock, then we may be limited in our ability to use our net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that we earn. Any such limitations on the ability to use our net operating loss carryforwards and other tax assets could adversely impact our business, financial condition and operating results.

Risks Related to Ownership of Our Common Stock and this Offering

Existing executive officers, directors and holders of 5% or more of our common stock will collectively beneficially own    % of our common stock and continue to have substantial control over us after this offering, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately    % of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of June 30, 2013. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•

authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors; and

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents certain stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of at least two-thirds of our outstanding common stock not held by such 15% or greater stockholder.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

An active trading market for our common stock may never develop or be sustained.

We intend to apply for the listing of our common stock on the                under the symbol “TWTR”. However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of common stock when desired or the prices that you may obtain for your shares.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation between us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the market price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

The market price of our common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. The market price of our common stock following this offering will depend on a number of factors many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products or services;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A total of         , or     %, of our outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on shares of our capital stock outstanding as of June 30, 2013, we will have            shares of our common stock outstanding after this offering. Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our investors’ rights agreement described further in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning        days after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Upon completion of this offering, stockholders owning an aggregate of            shares will be entitled, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States. In addition, we intend to file a registration statement to register approximately            shares reserved for future issuance under our equity

compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, expiration of lock-up agreements with the representative of the underwriters referred to above, the shares of our common stock issued upon exercise of outstanding stock options or the vesting of RSUs will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from the sale of our shares of our common stock by us in this offering may be used for general corporate purposes, including working capital, operating expenses and capital expenditures. We anticipate making capital expenditures in 2013 of approximately $225 million to $275 million, and we may use a portion of the net proceeds to fund our anticipated capital expenditures. We also may use a portion of the net proceeds to satisfy our anticipated tax withholding and remittance obligations related to the settlement of our outstanding RSUs. Additionally, we may use a portion of the net proceeds to acquire businesses, products, services or technologies. However, we do not have agreements or commitments for any specific material acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $        in the net tangible book value per share from the price you paid. In addition, purchasers who bought shares from us in this offering will have contributed    % of the total consideration paid to us by our stockholders to purchase shares of our common stock, in exchange for acquiring approximately    % of our outstanding shares of our capital stock as of June 30, 2013 after giving effect to this offering. The vesting of RSUs and the exercise of outstanding stock options and a warrant will result in further dilution.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the price of our common stock and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common stock or trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Prior to this offering, there has been limited trading of our common stock at prices that may be higher than what our common stock will trade at once it is listed.

Prior to this offering, our shares have not been listed on any stock exchange or other public trading market, but there has been some trading of our securities in private trades. These trades were speculative, and the trading price of our securities in these trades was privately negotiated. We cannot assure you that the price of our common stock will equal or exceed the price at which our securities have traded prior to this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract and retain users and increase the level of engagement of our users;

•	our ability to develop or acquire new products and services, improve our existing products and services and increase the value of our products and services;

•	our ability to attract advertisers to our platform and increase the amount that advertisers spend with us;

•	our ability to increase our revenue and our revenue growth rate;

•	our ability to improve user monetization, including advertising revenue per timeline view;

•	our future financial performance, including trends in revenue, cost of revenue, operating expenses and income taxes;

•	the effects of seasonal trends on our results of operations;

•	the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements;

•	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;

•	our ability to successfully acquire and integrate companies and assets; and

•	our ability to successfully enter new markets and manage our international expansion.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

INDUSTRY DATA AND COMPANY METRICS

This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

We review a number of metrics, including MAUs, timeline views, timeline views per MAU and advertising revenue per timeline view, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Metrics” for a discussion of how we calculate MAUs, timeline views, timeline views per MAU and advertising revenue per timeline view.

The numbers of active users and timeline views presented in this prospectus are based on internal company data. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across our large online and mobile user base around the world. For example, there are a number of false or spam accounts in existence on our platform. We are continually seeking to improve our ability to estimate the total number of spam accounts and eliminate them from the calculation of our active users, but we otherwise treat multiple accounts held by a single person or organization as multiple users for purposes of calculating our active users because we permit people and organizations to have more than one account. Additionally, some accounts used by organizations are used by many people within the organization. As such, the calculations of our active users may not accurately reflect the actual number of people or organizations using our platform. Furthermore, we continue to improve our spam detection capabilities. For example, we made an improvement in our spam detection capabilities in the second quarter of 2013 and suspended a large number of accounts. Spam accounts that we have identified are not included in the active user numbers presented in this prospectus.

Our metrics are also affected by applications that automatically contact our servers for regular updates with no user action involved, and this activity can cause our system to count the users associated with such applications as active users on the day or days such contact occurs. In the three months ended June 30, 2013, approximately seven percent of all active users used applications that have the capability to automatically contact our servers for regular updates. As such, the calculations of MAUs presented in this prospectus may be affected as a result of automated activity.

In addition, our data regarding user geographic location is based on the IP address associated with the account when a user initially registered the account on Twitter. The IP address may not always accurately reflect a user’s actual location at the time of user engagement on our platform.

We present and discuss timeline views in the six months ended June 30, 2012, but we did not track all of the timeline views on our mobile applications during the three months ended March 31, 2012. We have included in this prospectus estimates for actual timeline views in the three months ended March 31, 2012 for the mobile applications we did not track. We believe these estimates to be reasonable, but actual numbers could differ from our estimates. In addition, timeline views in the three months and six months ended June 30, 2012 exclude an immaterial number of timeline views for our mobile applications, certain of which were not fully tracked until June 2012.

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and engagement may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $        , based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $        , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds that we receive from this offering by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of one million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $        , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We anticipate making capital expenditures in 2013 of approximately $225 million to $275 million, and we may use a portion of the net proceeds to fund our anticipated capital expenditures. We also may use a portion of the net proceeds to satisfy our anticipated tax withholding and remittance obligations related to the settlement of our outstanding RSUs. Based on the number of Pre-2013 RSUs outstanding as of June 30, 2013 for which the service condition had been satisfied on that date, and assuming (i) the performance condition had been satisfied on that date and (ii) that the price of our common stock at the time of settlement was equal to $        , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that this tax obligation on the initial settlement date would be approximately $         in the aggregate. The amount of this obligation could be higher or lower, depending on the price of shares of our common stock on the initial settlement date for the Pre-2013 RSUs. Additionally, we may use a portion of the net proceeds to acquire businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of June 30, 2013 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our Class A junior preferred stock and our convertible preferred stock into an aggregate of 333,099,000 shares of our common stock, which conversion will occur immediately prior to the completion of this offering, as if such conversion had occurred on June 30, 2013, (ii) the resulting reclassification of the restricted Class A junior preferred stock of $6.7 million and preferred stock warrant liability of $2.0 million from other long-term liabilities to additional paid-in capital, (iii) stock-based compensation expense of $329.6 million associated with Pre-2013 RSUs for which the service condition was satisfied as of June 30, 2013, and which we expect to record upon completion of this offering, as described in footnote (1) below and (iv) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of          shares of our common stock in this offering, based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of June 30, 2013
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(In thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$375,058	$375,058	$

Restricted Class A junior preferred stock and preferred stock warrant liabilities included in other long term liabilities	8,735	—
Redeemable Class A junior preferred stock, par value $0.000005 per share: 15,000,000 shares authorized, 3,523,675 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	37,106	—
Convertible preferred stock, par value $0.000005 per share: 329,691,856 shares authorized, 329,575,325 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	835,430	—
Stockholders’ equity (deficit):
Preferred stock, par value $0.000005 per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, par value $0.000005 per share: 600,000,000 shares authorized, 139,514,753 shares issued and outstanding, actual; shares authorized, 472,613,753 shares issued and outstanding, pro forma and shares authorized, shares issued and outstanding, pro forma as adjusted	1	2
Additional paid-in capital	254,831	1,465,733
Accumulated other comprehensive loss	(653)	(653)
Accumulated deficit	(418,554)	(748,186)

Total stockholders’ equity (deficit)	(164,375)	716,896

Total capitalization	$716,896	$716,896	$

(1)

The pro forma data as of June 30, 2013 gives effect to stock-based compensation expense of $329.6 million associated with Pre-2013 RSUs for which the service condition was satisfied as of June 30, 2013 and which we expect to record upon completion of this offering, as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.” The pro forma adjustment related to stock-based compensation expense of $329.6 million has been reflected as an increase to additional paid-in capital and accumulated deficit. We estimate that an aggregate of approximately                  million shares underlying Pre-2013 RSUs outstanding as of June 30, 2013 will vest and settle on                      in connection with the satisfaction of the performance condition to their vesting, resulting in the net issuance of an aggregate of approximately                  million shares to the holders. These shares have not been included in our pro forma or pro forma as adjusted shares outstanding.

(2)

Each $1.00 increase or decrease in the assumed initial public offering price of our common stock of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and shares outstanding as of June 30, 2013 would be $        , $        , $         and $        , respectively.

The pro forma and pro forma as adjusted columns in the table above are based on 472,613,753 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of June 30, 2013, and exclude the following:

•

44,157,061 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2013, with a weighted-average exercise price of $1.82 per share;

•	59,913,992 shares of our common stock subject to RSUs outstanding as of June 30, 2013;

•

116,512 shares of our common stock, on an as-converted basis, issuable upon the exercise of a warrant to purchase convertible preferred stock outstanding as of June 30, 2013, with an exercise price of $0.34 per share;

•	27,062,280 shares of our common stock subject to RSUs granted after June 30, 2013; and

•	shares of our common stock reserved for future issuance under our 2013 Plan, which will become effective prior to the completion of this offering, consisting of:

•	shares of our common stock reserved for future issuance under our 2013 Plan; and

•

7,754,662 shares of our common stock reserved for future issuance under our 2007 Plan (after giving effect to an increase of 20,000,000 shares of our common stock reserved for issuance under our 2007 Plan after June 30, 2013 and the grant of 27,062,280 shares of our common stock subject to RSUs granted after June 30, 2013), which number of shares will be added to the shares of our common stock to be reserved under our 2013 Plan upon its effectiveness.

Our 2013 Plan also provides for annual automatic increases in the number of shares reserved thereunder and for increases to the number of shares that may be granted thereunder based on shares under our 2007 Plan that expire, are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible deficit as of June 30, 2013 was $342.5 million, or $2.46 per share. Our pro forma net tangible book value as of June 30, 2013 was $538.7 million, or $1.14 per share, based on the total number of shares of our common stock outstanding as of June 30, 2013, after giving effect to the automatic conversion of all outstanding shares of our Class A junior preferred stock and our convertible preferred stock as of June 30, 2013 into an aggregate of 333,099,000 shares of our common stock, which conversion will occur immediately prior to the completion of this offering, and the resulting reclassification of the restricted Class A junior preferred stock and preferred stock warrant liability from other long-term liabilities to additional paid-in capital.

After giving effect to the sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2013 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of June 30, 2013	$1.14
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $        , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $         per share and increase or decrease, as applicable, the dilution to new investors by $         per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $         per share.

The following table presents, as of June 30, 2013, after giving effect to the automatic conversion of all outstanding shares of our Class A junior preferred stock and our convertible preferred stock into our common stock immediately prior to the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock and preferred stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on 472,613,753 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of June 30, 2013, and excludes:

•

44,157,061 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2013, with a weighted-average exercise price of $1.82 per share;

•	59,913,992 shares of our common stock subject to RSUs outstanding as of June 30, 2013;

•

116,512 shares of our common stock, on an as-converted basis, issuable upon the exercise of a warrant to purchase convertible preferred stock outstanding as of June 30, 2013, with an exercise price of $0.34 per share;

•	27,062,280 shares of our common stock subject to RSUs granted after June 30, 2013; and

•	shares of our common stock reserved for future issuance under our 2013 Plan, which will become effective prior to the completion of this offering, consisting of:

•	shares of our common stock reserved for future issuance under our 2013 Plan; and

•

7,754,662 shares of our common stock reserved for future issuance under our 2007 Plan (after giving effect to an increase of 20,000,000 shares of our common stock reserved for issuance under our 2007 Plan after June 30, 2013 and the grant of 27,062,280 shares of our common stock subject to RSUs granted after June 30, 2013), which number of shares will be added to the shares of our common stock to be reserved under our 2013 Plan upon its effectiveness.

Our 2013 Plan also provides for annual automatic increases in the number of shares reserved thereunder and for increases to the number of shares that may be granted thereunder based on shares under our 2007 Plan that expire, are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options to purchase our common stock or a warrant to purchase convertible preferred stock are exercised, RSUs are settled or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2010 has been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2012 and 2013 and the consolidated balance sheet data as of June 30, 2013 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, all adjustments, of a normal, recurring nature that are necessary for a fair statement of the unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the six months ended June 30, 2013 are not necessarily indicative of results to be expected for the full year or any other period. You should read the following selected consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$28,278	$106,313	$316,933	$122,359	$253,635
Costs and expenses(1)
Cost of revenue	43,168	61,803	128,768	58,157	91,828
Research and development	29,348	80,176	119,004	46,345	111,837
Sales and marketing	6,289	25,988	86,551	34,105	77,697
General and administrative	16,952	65,757	59,693	30,758	35,096

Total costs and expenses	95,757	233,724	394,016	169,365	316,458

Loss from operations	(67,479)	(127,411)	(77,083)	(47,006)	(62,823)
Interest income (expense), net	55	(805)	(2,486)	(890)	(2,746)
Other income (expense), net	(117)	(1,530)	399	(12)	(2,548)

Loss before income taxes	(67,541)	(129,746)	(79,170)	(47,908)	(68,117)
Provision (benefit) for income taxes	(217)	(1,444)	229	1,196	1,134

Net loss	$(67,324)	$(128,302)	$(79,399)	$(49,104)	$(69,251)

Deemed dividend to investors in relation to the tender offer	—	35,816	—	—	—

Net loss attributable to common stockholders	$(67,324)	$(164,118)	$(79,399)	$(49,104)	$(69,251)

Weighted-average shares used to compute net loss per share attributable to common stockholders:
Basic and diluted	75,992	102,544	117,401	114,825	129,853

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.89)	$(1.60)	$(0.68)	$(0.43)	$(0.53)

Pro forma net loss per share attributable to common stockholders (unaudited):(2)
Basic and diluted			$(0.18)		$(0.15)

Other Financial Information:(3)
Adjusted EBITDA	$(51,184)	$(42,835)	$21,164	$670	$21,392
Non-GAAP net loss	$(54,066)	$(65,533)	$(35,191)	$(22,232)	$(26,888)

(1)	Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(In thousands)
				(Unaudited)
Cost of revenue	$200	$1,820	$800	$420	$1,955
Research and development	3,409	33,559	12,622	6,291	24,197
Sales and marketing	249	1,553	1,346	620	4,614
General and administrative	2,073	23,452	10,973	8,796	4,802

Total stock-based compensation	$5,931	$60,384	$25,741	$16,127	$35,568

(2)	See Note 9 to our consolidated financial statements for an explanation of the calculations of our pro forma net loss per share attributable to common stockholders.
(3)

See the sections titled “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures” for additional information and a reconciliation of net loss to Adjusted EBITDA and net loss to non-GAAP net loss.

	Year Ended December 31,			As of June 30, 2013
	2010	2011	2012
	(In thousands)
				(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$134,253	$218,996	$203,328	$164,509
Short-term investments	43,484	330,543	221,528	210,549
Working capital	167,088	548,324	444,587	382,820
Property and equipment, net	26,385	61,983	185,574	242,553
Total assets	224,473	720,675	831,568	964,059
Total liabilities	35,432	87,391	207,204	255,898
Redeemable convertible preferred stock	—	49	37,106	37,106
Convertible preferred stock	279,534	835,073	835,430	835,430
Total stockholders’ deficit	$(90,493)	$(201,838)	$(248,172)	$(164,375)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

Twitter is a platform for public self-expression and conversation in real time. Our platform is unique in its simplicity: Tweets are limited to 140 characters of text. This constraint makes it easy for anyone to quickly create, distribute and discover content that is consistent across our platform and optimized for mobile devices. As a result, Tweets drive a high velocity of information exchange that makes Twitter uniquely “live.”

We have already achieved significant global scale, and we continue to grow. We have more than 215 million MAUs spanning nearly every country. Our users include millions of people from around the world, as well as influential individuals and organizations, such as world leaders, government officials, celebrities, athletes, journalists, sports teams, media outlets and brands. Our users create approximately 500 million Tweets every day.

The value we create for our users is enhanced by our platform partners and advertisers. Millions of platform partners, which include publishers, media outlets and developers, have integrated with Twitter, adding value to our user experience by contributing content to our platform, broadly distributing content from our platform across their properties and using Twitter content and tools to enhance their websites and applications. In addition, advertisers use our Promoted Products to promote their brands, products and services, amplify their visibility and reach, and complement and extend the conversation around their advertising campaigns. Although we do not generate revenue directly from users or platform partners, we benefit from network effects where more activity on Twitter results in the creation and distribution of more content, which attracts more users, platform partners and advertisers, resulting in a virtuous cycle of value creation.

We generate the substantial majority of our revenue from the sale of advertising services, with the balance coming from data licensing arrangements. We generate nearly all of our advertising revenue through the sale of our three Promoted Products: Promoted Tweets, Promoted Accounts and Promoted Trends. The substantial majority of our advertising revenue is generated on a pay-for-performance basis, which means advertisers are only charged when a user engages with their ad, creating an attractive value proposition for our advertisers.

We launched our first Promoted Products in mid-2010 in the United States by introducing Promoted Tweets in search results and Promoted Trends. Since that time, we have expanded our Promoted Products to add Promoted Accounts and extended our Promoted Products across our platform and to additional geographies. We generate advertising sales in the United States and certain other geographies through our direct sales force, as well as through our self-serve advertising platform.

We introduced Promoted Products on our iOS and Android mobile applications in February 2012. Over 65% of our advertising revenue was generated from mobile devices in the three months ended June 30, 2013.

Our international revenue was $53.0 million and $62.8 million in 2012 and the six months ended June 30, 2013, respectively, representing 17% and 25% of our total revenue for those periods, respectively. We launched Promoted Products in selected international markets in the third quarter of 2011, and we expect to continue to launch our Promoted Products in additional markets over time. We have recently focused our international spending on sales support and marketing activities in specific countries, including Australia, Brazil, Canada, Japan and the United Kingdom. In certain international geographies where we have not invested to build a local sales force, we rely on resellers that serve as outside sales agents for the sale of our Promoted Products. In the six months ended June 30, 2013, we and our resellers sold our Promoted Products to advertisers in over 20 countries outside of the United States. We record advertising revenue based on the billing location of our advertisers, rather than the location of our users.

We are headquartered in San Francisco, California, and have offices in over 15 cities around the world.

Key Milestones

We have developed our advertising services through the introduction of numerous products and services, including:

Key Metrics

We review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Monthly Active Users (MAUs).    We define MAUs as Twitter users who logged in and accessed Twitter through our website, mobile website, desktop or mobile applications, SMS or registered third-party applications or websites in the 30-day period ending on the date of measurement. Average MAUs for a period represent the average of the MAUs at the end of each month during the period. In the discussion of our results of operations we compare average MAUs for the last three months of each period discussed in such comparison. MAUs are a measure of the size of our active user base. In the three months ended June 30, 2013, we had 218.3 million average MAUs, which represents an increase of 44% from the three months ended June 30, 2012. In the three months ended June 30, 2013, we had 49.2 million average MAUs in the United States and 169.1 million average MAUs in the rest of the world, which represent increases of 35% and 47%, respectively, from the three months ended June 30, 2012. For additional information on how we calculate the number of MAUs and factors that can affect this metric, see the section titled “Industry Data and Company Metrics.”

Timeline Views, Timeline Views Per MAU and Advertising Revenue Per Timeline View.    We define timeline views as the total number of timelines requested when registered users visit Twitter, refresh a timeline or view search results while logged in on our website, mobile website or desktop or mobile applications (excluding our TweetDeck and Mac clients, as we do not fully track this data). We believe that timeline views and timeline views per MAU are measures of user engagement. Timeline views per MAU are calculated by dividing the total timeline views for the period by the average MAUs for the last three months of such period. In the three months and six months ended June 30, 2013, we had 150.9 billion and 287.2 billion timeline views, respectively, which represent increases of 69% and 79% from the three months and six months ended June 30, 2012, respectively. In the three months and six months ended June 30, 2013, we had 40.6 billion and 80.2 billion timeline views in the United States, respectively, which represent increases of 45% and 57% from the three months and six months ended June 30, 2012, respectively. In the three months and six months ended June 30, 2013, we had 110.3 billion and 207.1 billion timeline views in the rest of the world, respectively, which represent increases of 79% and 89% from the three months and six months ended June 30, 2012, respectively. In the three months ended June 30, 2013, we had 691 timeline views per MAU, which represents an increase of 17% from the three months ended June 30, 2012. In the three months ended June 30, 2013, we had 825 timeline views per MAU in the United States and 652 timeline views per MAU in the rest of the world, which represent increases of 8% and 22% from the three months ended June 30, 2012, respectively. For additional information on how we calculate the number of timeline views and factors that can affect this metric, see the section titled “Industry Data and Company Metrics.”

We define advertising revenue per timeline view as advertising revenue per 1,000 timeline views during the applicable period. We believe that advertising revenue per timeline view is a measure of our ability to monetize our platform. In the three months ended June 30, 2013, our advertising revenue per timeline view was $0.80, which represents a 26% increase from the three months ended June 30, 2012. In the three months ended June 30, 2013, our advertising revenue per timeline view in the United States was $2.17 and our advertising revenue per timeline view in the rest of the world was $0.30, which represent increases of 26% and 111% from the three months ended June 30, 2012, respectively. We record advertising revenue based on the billing location of our advertisers, rather than the location of our users.

Factors Affecting Our Future Performance

User Growth, Engagement and Monetization.    User growth trends reflected in the number of MAUs, user engagement trends reflected in timeline views and timeline views per MAU and monetization trends reflected in advertising revenue per timeline view are key factors that affect our revenue. As our user base and the level of engagement of our users grow, we believe the potential to increase our revenue grows.

User Growth.    We have experienced significant growth in our number of users over the last several years. In general, a higher proportion of Internet users in the United States uses Twitter than Internet users in other countries. Accordingly, in the future we expect our user growth rate in certain international markets, such as Argentina, France, Japan, Russia, Saudi Arabia and South Africa, to continue to be higher than our user growth rate in the United States. However, we expect to face challenges in entering some markets, such as China, where access to Twitter is blocked, as well as certain other countries that have intermittently restricted access to Twitter. Restrictions or limitations on access to Twitter may adversely impact our ability to increase the size of our user base and generate additional revenue in certain markets.

Our user base continues to grow online and on our mobile applications. Although we do not separately track whether an MAU has only used Twitter online or on a mobile device, the usage of our mobile applications continues to grow. In the three months ended June 30, 2013, 75% of our average MAUs accessed Twitter from a mobile device, compared to 66% in the three months ended June 30, 2012.

We may face challenges in increasing the size of our user base, including, among others, competition from alternative products and services, a decline in the number of influential users on Twitter or a perceived decline in the quality of content available on Twitter. We intend to drive growth in our user base by continuing to demonstrate the value and usefulness of our products and services to potential new users, and by introducing new products, services and features. We anticipate that our user growth rate will slow over time as the size of our user base increases. To the extent our user growth or user growth rate slows, our revenue growth will become increasingly dependent on our ability to increase levels of user engagement, as measured by timeline views and timeline views per MAU, and monetization, as measured by advertising revenue per timeline view.

Engagement.    We broadly measure user engagement on our platform through timeline views and the number of timeline views per MAU. In the three months ended June 30, 2013, timeline views increased 69% and timeline views per MAU increased 17%, compared to the three months ended June 30, 2012. We continue to develop products for our platform, and to develop partnerships globally to increase relevant local content on our platform, with the goal of increasing our user engagement. In particular, our most engaged users are generally those who access Twitter via our mobile applications. In the three months ended June 30, 2013, a substantial majority of timeline views were on mobile devices, and the increase in timeline views was driven by mobile engagement. We expect this trend to continue in the near term, and we plan to continue to develop and improve our mobile applications to further drive user adoption of these applications. However, to the extent user engagement as measured by timeline views and timeline views per MAU does not increase, our revenue growth will depend in large part on our ability to increase MAUs or monetization of our platform.

Monetization.    We measure monetization of our platform through advertising revenue per timeline view. There are many variables that impact timeline views and advertising revenue per timeline view, such as the number of MAUs, the number of timeline views per MAU, which timeline views we monetize and the amount of advertising we choose to display, our users’ engagement with our Promoted Products and advertiser demand. Generally, for our pay-for-performance Promoted Products, we design our algorithms to optimize for the combined impact of a number of factors, including the overall user experience, the number of ads we deliver to a particular user, the likelihood that our users will engage with the ads, the value we deliver to advertisers and the impact of the advertisers’ bids. We design our algorithms to enhance the user experience by delivering relevant ads to a user based on the user’s Interest Graph, and these ads may contain information of interest to the user or may provide promotional offers that are not available anywhere else. Our algorithms also enhance the value that we deliver to advertisers because the targeting capabilities of our algorithms allow advertisers to deliver ads that are relevant to a user’s interests, thereby increasing the effectiveness of an advertiser’s advertising campaign.

We regularly refine our algorithms to drive monetization while maximizing the long-term value of our platform for our users and advertisers. Given the large number of variables that drive advertising revenue per timeline view, certain individual components may decline while others increase, but ultimately it is the combination of the changes in these components that impacts advertising revenue per timeline view. For example, advertising revenue increased in the six months ended June 30, 2013 as compared to the same period in the prior year, driven by a significant increase in paid user engagements with our pay-for-performance Promoted Products, or ad engagements, coupled with a significant decrease in the cost per ad engagement over the same periods. The decrease in cost per ad engagement was primarily due to an increase in supply of advertising inventory available in our auctions, which was partially offset by increased demand for our Promoted Products. Supply of advertising inventory increased as we expanded our Promoted Products to our mobile applications and additional markets outside of the United States. The increase in advertising inventory provided us with additional opportunities to place ads on our platform. This increase in advertising inventory combined with efforts to improve the advertiser experience by refining our algorithms to balance the distribution of an advertiser’s budget throughout the day reduced the amount that advertisers were required to bid to win auctions for our pay-for-performance Promoted Products. This reduction in price made our Promoted Products more attractive for our existing advertisers and new advertisers, including small and medium sized businesses with smaller advertising budgets, as well as international advertisers. As we continue to optimize for advertiser value and the overall user experience, the cost per ad engagement may continue to decline over time. We believe our goal of maximizing the long-term value of our platform for our users and advertisers should make Promoted Products more attractive to our existing and new advertisers and allow us to deliver more relevant ads on our platform.

In addition, our advertising revenue per timeline view in the United States is substantially higher than our advertising revenue per timeline view in the rest of the world. For example, during the three months ended June 30, 2013, our advertising revenue per timeline view in the United States was $2.17 and our advertising revenue per timeline view in the rest of the world was $0.30. We expect this disparity to continue for the foreseeable future. Accordingly, to the extent the number of international users and engagement by international users grow faster than U.S. users and engagement by U.S. users, total advertising revenue per timeline view may be adversely impacted even if total advertising revenue is increasing.

We have also been able to generate significant revenue through our mobile applications. We introduced Promoted Products on our iOS and Android mobile applications in February 2012, and have since expanded to include Promoted Products on our other mobile applications. In the three months ended June 30, 2013, over 65% of our advertising revenue was generated from mobile devices. We have experienced strong growth in advertising revenue from mobile devices because user engagement, as measured by timeline views, is significantly higher on mobile devices than online, and we expect this trend to continue. Although advertising revenue per timeline view on our desktop applications is higher than advertising revenue per timeline view on our mobile applications, the substantial majority of our timeline views and advertising revenue is generated from mobile devices.

We intend to continue to increase the monetization of our platform by improving the targeting capabilities of our advertising services to enhance the value of our Promoted Products for advertisers, expanding our sales efforts to reach advertisers in additional international markets, opening our platform to additional advertisers through our self-serve advertising platform and developing new ad formats for advertisers.

Effectiveness of Our Advertising Services.    Advertisers can use Twitter to communicate directly with their followers for free, but many choose to purchase our advertising services to reach a broader audience and further promote their brands, products and services. We believe that increasing the effectiveness of our Promoted Products for advertisers will increase the amount that advertisers spend with us. We aim to increase the value of our Promoted Products by increasing the size and engagement of our user base, improving our ability to target advertising to our users’ interests and improving the ability of our advertisers to optimize their campaigns and measure the results of their campaigns. We may also develop new advertising products and services.

International Expansion.    We intend to invest in our international operations in order to expand our user base and increase user engagement and monetization internationally. In the three months ended June 30, 2013, we had 169.1 million average MAUs internationally compared to 49.2 million average MAUs in the United States. In addition, our number of users is growing at a faster rate in many international markets, such as Argentina, France, Japan, Russia, Saudi Arabia and South Africa. However, we derive the substantial majority of our advertising revenue from advertisers in the United States. We also generate significantly more advertising revenue per timeline view in the United States than internationally, with advertising revenue per timeline view in the three months ended June 30, 2013 of $2.17 in the United States and $0.30 internationally.

We face challenges in increasing our advertising revenue internationally, including local competition, differences in advertiser demand, differences in the digital advertising market and conventions, and differences in the manner in which Twitter is accessed and used internationally. We face competition from well established competitors in certain international markets, including Kakao in South Korea and LINE in Japan. In addition, certain international markets are not as familiar with digital advertising in general, or with new forms of digital advertising, such as our Promoted Products. In these jurisdictions we are investing to educate advertisers about the benefits of our advertising services. However, we expect that it may require a significant investment of time and resources to educate advertisers in many international markets. We also face challenges in providing certain advertising products, features or analytics in certain international markets, such as the European Union, due to government regulation. In addition, in certain emerging markets, many users access Twitter through feature phones with limited functionality, rather than through smartphones, our website or desktop applications. This limits our ability to deliver certain features to these users and may limit the ability of advertisers to deliver compelling ads to users in these markets. We are investing to improve our applications for feature phones in order to improve our ability to monetize our products and services in international markets.

Investment in Infrastructure.    We intend to increase the capacity and enhance the capability and reliability of our infrastructure. Our infrastructure is critical to providing users, platform partners, advertisers and data partners access to our platform, particularly during major planned and unplanned events, such as elections, sporting events or natural disasters, when activity on our platform increases dramatically. As our user base and the activity on our platform grow, we expect that investments and expenses associated with our infrastructure will continue to grow. These investments and expenses include the expansion of our data center operations and related operating costs, additional servers and networking equipment to increase the capacity of our infrastructure and increased bandwidth costs.

Products and Services Innovation.    Our ability to increase the size and engagement of our user base, attract advertisers and increase our revenue will depend, in part, on our ability to improve existing products and services and to successfully develop or acquire new products and services. We plan to continue to make significant investments in research and development and, from time to time, we may acquire companies to enhance our products, services and technical capabilities.

Investment in Talent.    We intend to invest in hiring and retaining talented employees to grow our business and increase our revenue. As of June 30, 2013, we had approximately 2,000 full-time employees, an increase of over 900 full-time employees, or approximately 90%, from June 30, 2012. We expect to grow headcount for the foreseeable future as we continue to invest in our business. We have also made and intend to continue to make acquisitions that add engineers, designers, product managers and other personnel with specific technology expertise. In addition, we must retain our high-performing personnel in order to continue to develop, sell and market our products and services and manage our business.

Seasonality.    Advertising spending is traditionally strongest in the fourth quarter of each year. Historically, this seasonality in advertising spending has affected our quarterly results, with higher sequential advertising revenue growth from the third quarter to the fourth quarter compared to sequential advertising revenue growth from the fourth quarter to the subsequent first quarter. For example, our advertising revenue increased 63% and 45% between the third and fourth quarters of 2011 and 2012, respectively, while advertising revenue for the first quarter of 2012 and 2013 increased 37% and 1% compared to the fourth quarter of 2011 and 2012, respectively. In addition, advertising revenue per timeline view increased 31% between the third and fourth quarter of 2012, while advertising revenue per timeline view decreased 13% between the fourth quarter of 2012 and the first quarter of 2013. The rapid growth in our business may have partially masked seasonality to date and the seasonal impacts may be more pronounced in the future.

Stock-Based Compensation Expense.    Since May 2011, we have been granting RSUs to our employees. The Pre-2013 RSUs vest upon the satisfaction of both a service condition and a performance condition. The service condition for a majority of the Pre-2013 RSUs is satisfied over a period of four years. The performance condition will be satisfied on the earlier of (i) the date that is the earlier of (x) six months after the effective date of this offering or (y) March 8th of the calendar year following the effective date of this offering; and (ii) the date of a change in control. As of June 30, 2013, no stock-based compensation expense had been recognized for the Pre-2013 RSUs because a qualifying event as described above was not probable. In the quarter in which this offering is completed, we will begin recording stock-based compensation expense based on the grant-date fair value of the Pre-2013 RSUs using the accelerated attribution method, net of estimated forfeitures. If this offering had been completed on June 30, 2013, we would have recorded $329.6 million of cumulative stock-based compensation expense related to the Pre-2013 RSUs on that date, and an additional $234.2 million of unrecognized stock-based compensation expense related to the Pre-2013 RSUs, net of estimated forfeitures, would be recognized over a weighted-average period of approximately three years. In addition to stock-based compensation expense associated with the Pre-2013 RSUs, as of June 30, 2013, we had unrecognized stock-based compensation expense of approximately $296.7 million related to other outstanding equity awards, after giving effect to estimated forfeitures, which we expect to recognize over a weighted-average period of approximately four years.

On the initial settlement date for the Pre-2013 RSUs, we plan to withhold and remit income taxes on behalf of the holders of Pre-2013 RSUs at the applicable minimum statutory rates, which we expect to be approximately 45% on average, based on the then-current value of the underlying shares of our common stock. Based on the number of Pre-2013 RSUs outstanding as of June 30, 2013 for which the service condition had been satisfied on that date, and assuming (i) the performance condition had been satisfied on that date and (ii) that the price of our common stock at the time of settlement was equal to $        , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that this tax obligation on the initial settlement date would be approximately $         in the aggregate. The amount of this obligation could be higher or lower, depending on the price of shares of our common stock on the initial settlement date for the Pre-2013 RSUs. To settle these RSUs, assuming a 45% tax withholding rate, we anticipate that we will net settle the awards by delivering an aggregate of approximately             shares of our common stock to RSU holders and withholding an aggregate of approximately             shares of our common stock. In connection with these net settlements, we will withhold and remit the tax liabilities on behalf of the RSU holders to the relevant tax authorities in cash.

Components of Results of Operations

Revenue

We generate the substantial majority of our revenue from the sale of advertising services. We also generate revenue by licensing our data to third parties.

Advertising Services

We generate substantially all of our advertising revenue by selling our Promoted Products. Currently, our Promoted Products consist of the following:

•

Promoted Tweets.    Promoted Tweets, which are labeled as “promoted,” appear within a user’s timeline or search results just like an ordinary Tweet regardless of device, whether it be desktop or mobile. Using our proprietary algorithms and understanding of the interests of each user, we can deliver Promoted Tweets that are intended to be relevant to a particular user. We enable our advertisers to target an audience based on our users’ Interest Graphs. Our Promoted Tweets are pay-for-performance advertising that are priced through an auction. We recognize advertising revenue when a user engages with a Promoted Tweet.

•

Promoted Accounts.    Promoted Accounts, which are labeled as “promoted,” appear in the same format and place as accounts suggested by our Who to Follow recommendation engine. Promoted Accounts provide a way for our advertisers to grow a community of users who are interested in their business, products or services. Our Promoted Accounts are pay-for-performance advertising that are priced through an auction. We recognize advertising revenue when a user follows a Promoted Account.

•

Promoted Trends.    Promoted Trends, which are labeled as “promoted,” appear at the top of the list of trending topics for an entire day in a particular country or on a global basis. When a user clicks on a Promoted Trend, search results for that trend are shown in a timeline and a Promoted Tweet created by the advertiser is displayed to the user at the top of those search results. We sell our Promoted Trends on a fixed-fee-per-day basis. We feature one Promoted Trend per day per geography, and recognize advertising revenue from a Promoted Trend when it is displayed on our platform.

Data Licensing

We offer data licenses that allow our data partners to access, search and analyze historical and real-time data on our platform, which data consists of public Tweets and their content. Our data partners generally purchase licenses to access all or a portion of our data for a fixed period, which is typically two years. We recognize data licensing revenue as the licensed data is made available to our data partners. In the six months ended June 30, 2013, our top five data partners accounted for approximately 75% of our data licensing revenue, and approximately 10% of total revenue in the period. We expect data licensing revenue to decrease as a percentage of our total revenue over time.

Cost of Revenue and Operating Expenses

Cost of Revenue

Cost of revenue consists primarily of data center costs related to our co-located facilities, which include lease and hosting costs, related support and maintenance costs and energy and bandwidth costs, as well as depreciation of our servers and networking equipment, and personnel-related costs, including salaries, benefits and stock-based compensation, for our operations teams. Cost of revenue also includes allocated facilities and other supporting overhead costs, amortization of acquired intangible assets and capitalized labor costs. Many of the elements of our cost of revenue are relatively fixed, and cannot be reduced in the near term to offset any decline in our revenue.

We plan to continue increasing the capacity and enhancing the capability and reliability of our infrastructure to support user growth and increased activity on our platform. We anticipate a significant increase in cost of revenue in the year ending December 31, 2013 as a result of the stock-based compensation expense associated with the Pre-2013 RSUs as described in “—Factors Affecting Our Future Performance—Stock-Based Compensation Expense.” We expect that cost of revenue will increase in dollar amount for the foreseeable future and vary in the near term from period to period as a percentage of revenue.

Research and Development

Research and development expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation, for our engineers and other employees engaged in the research and development of our products and services. In addition, research and development expenses include allocated facilities and other supporting overhead costs.

We plan to continue to hire employees for our engineering, product management and design teams to support our research and development efforts. We anticipate a significant increase in research and development expenses in the year ending December 31, 2013 as a result of the stock-based compensation expense associated with the Pre-2013 RSUs as described in “—Factors Affecting Our Future Performance—Stock-Based Compensation Expense.” We expect that research and development costs will increase in dollar amount for the foreseeable future and vary in the near term from period to period as a percentage of revenue.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation for our employees engaged in sales, sales support, commissions, business development and media, marketing, corporate communications and customer service functions. In addition, marketing and sales-related expenses also include market research, tradeshows, branding, marketing and public relations costs, as well as allocated facilities and other supporting overhead costs.

We plan to continue to invest in sales and marketing to expand internationally, grow our advertiser base and increase our brand awareness. We anticipate a significant increase in sales and marketing expenses in the year ending December 31, 2013 as a result of the stock-based compensation expense associated with the Pre-2013 RSUs as described in “—Factors Affecting Our Future Performance—Stock-Based Compensation Expense.” We expect that sales and marketing expenses will increase in dollar amount for the foreseeable future and vary in the near term from period to period as a percentage of revenue.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation, for our executive, finance, legal, information technology, human resources and other administrative employees. In addition, general and administrative expenses include fees and costs for professional services, including consulting, third-party legal and accounting services and facilities and other supporting overhead costs that are not allocated to other departments.

We plan to continue to expand our business both domestically and internationally, and expect to increase the size of our general and administrative function to help grow our business. We expect that we will incur additional general and administrative expenses as a result of being a publicly-traded company. We also anticipate a significant increase in general and administrative expenses in the year ending December 31, 2013 as a result of the stock-based compensation expense associated with the Pre-2013 RSUs as described in “—Factors Affecting Our Future Performance—Stock-Based Compensation Expense.” We expect that general and administrative expenses will increase in dollar amount for the foreseeable future and vary in the near term from period to period as a percentage of revenue.

Provision (Benefit) for Income Taxes

Provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions, and deferred income taxes and changes in related valuation allowance reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of December 31, 2012, we had $298.8 million of federal and $216.7 million of state net operating loss carryforwards available to reduce future taxable income. These net operating loss carryforwards will begin to expire for federal income tax purposes and state income tax purposes in 2027 and 2017, respectively. We expect our net operating loss carryforwards to increase in the quarter in which we initially settle a portion of the Pre-2013 RSUs as a result of the vesting of such RSUs. We also have research credit carryforwards of $6.6 million and $10.5 million for federal and state income tax purposes, respectively. The federal research credit carryforward will begin to expire in 2027. The state research credit carryforward has no expiration date. Utilization of the net operating loss carryforwards and research carryforwards credit may be subject to an annual limitation due to the ownership change limitations set forth in the Code, and similar state provisions. Any annual limitation may result in the expiration of net operating losses and research credits before utilization.

Results of Operations

The following tables set forth our consolidated statement of operations data for each of the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(In thousands)
				(Unaudited)
Revenue
Advertising services	$7,321	$77,710	$269,421	$101,302	$221,432
Data licensing	20,957	28,603	47,512	21,057	32,203

Total revenue	$28,278	$106,313	$316,933	$122,359	$253,635

Costs and expenses(1)
Cost of revenue	43,168	61,803	128,768	58,157	91,828
Research and development	29,348	80,176	119,004	46,345	111,837
Sales and marketing	6,289	25,988	86,551	34,105	77,697
General and administrative	16,952	65,757	59,693	30,758	35,096

Total costs and expenses	95,757	233,724	394,016	169,365	316,458

Loss from operations	(67,479)	(127,411)	(77,083)	(47,006)	(62,823)
Interest income (expense), net	55	(805)	(2,486)	(890)	(2,746)
Other income (expense), net	(117)	(1,530)	399	(12)	(2,548)

Loss before income taxes	(67,541)	(129,746)	(79,170)	(47,908)	(68,117)
Provision (benefit) for income taxes	(217)	(1,444)	229	1,196	1,134

Net loss	$(67,324)	$(128,302)	$(79,399)	$(49,104)	$(69,251)

(1)	Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(In thousands)
				(Unaudited)
Cost of revenue	$200	$1,820	$800	$420	$1,955
Research and development	3,409	33,559	12,622	6,291	24,197
Sales and marketing	249	1,553	1,346	620	4,614
General and administrative	2,073	23,452	10,973	8,796	4,802

Total	$5,931	$60,384	$25,741	$16,127	$35,568

The following table sets forth our consolidated statement of operations data for each of the periods presented as a percentage of revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
Revenue
Advertising services	26%	73%	85%	83%	87%
Data licensing	74	27	15	17	13

Total Revenue	100	100	100	100	100
Costs and expenses
Cost of revenue	153	58	41	48	36
Research and development	104	75	38	38	44
Sales and marketing	22	24	27	28	31
General and administrative	60	62	19	25	14

Total costs and expenses	339	220	124	138	125

Loss from operations	(239)	(120)	(24)	(38)	(25)
Interest income (expense), net	—	(1)	(1)	(1)	(1)
Other income (expense), net	—	(1)	—	—	(1)

Loss before income taxes	(239)	(122)	(25)	(39)	(27)
Provision (benefit) for income taxes	(1)	(1)	—	1	—

Net loss	(238)%	(121)%	(25)%	(40)%	(27)%

Six Months Ended June 30, 2012 and 2013

Revenue

	Six Months Ended June 30,
	2012	2013	% Change
	(Unaudited, in thousands)
Advertising services	$101,302	$221,432	119%
Data licensing	21,057	32,203	53%

Total revenue	$122,359	$253,635	107%

Revenue in the six months ended June 30, 2013 increased by $131.3 million compared to the six months ended June 30, 2012.

In the six months ended June 30, 2013, advertising revenue increased by $120.1 million compared to the six months ended June 30, 2012. The increase was primarily attributable to a 79% increase in timeline views in the six months ended June 30, 2013, compared to the same period in the prior year, as well as an increase in demand from advertisers that drove an increase in advertising revenue per timeline view of 22% in the six months ended June 30, 2013 compared to the same period in the prior year. The increase in timeline views was driven by a 44% increase in average MAUs, and a 24% increase in the user engagement levels of MAUs, as measured by timeline views per MAU, in the six months ended June 30, 2013 compared to the same period in the prior year. The increase in advertising revenue per timeline view was primarily driven by a 199% increase in ad engagements per timeline view, partially offset by a 59% decrease in average cost per ad engagement in the six months ended June 30, 2013 compared to the same period in the prior year. Advertising revenue also benefited from sales of our Promoted Products on our mobile applications, which were launched in the six months ended June 30, 2012, as well as from an increase in international revenue.

In the six months ended June 30, 2013, data licensing revenue increased by $11.1 million compared to the six months ended June 30, 2012. The increase in data licensing revenue was attributable to a 25% net increase in licensing fees from existing data partners, as well as an increase in licensing fees from new data partners in the six months ended June 30, 2013 compared to the same period in the prior year.

Cost of Revenue

	Six Months Ended June 30,
	2012	2013	% Change
	(Unaudited, dollar amounts in thousands)
Cost of revenue	$58,157	$91,828	58%
Cost of revenue as a percentage of revenue	48%	36%

In the six months ended June 30, 2013, cost of revenue increased by $33.7 million compared to the six months ended June 30, 2012. The increase was primarily attributable to a $14.4 million increase in depreciation expense related to capital leases for additional server and networking equipment, a $7.7 million increase in allocated facilities and other supporting overhead costs, a $6.4 million increase in personnel-related costs, mainly driven by an increase in average employee headcount and recognition of stock-based compensation expense related to Post-2013 RSUs we began to grant in February 2013, and a $5.2 million increase in data center costs related to our co-located facilities.

Research and Development

	Six Months Ended June 30,
	2012	2013	% Change
	(Unaudited, dollar amounts in thousands)
Research and development	$46,345	$111,837	141%
Research and development as a percentage of revenue	38%	44%

In the six months ended June 30, 2013, research and development expense increased by $65.5 million compared to the six months ended June 30, 2012. The increase was primarily attributable to a $61.5 million increase in personnel-related costs, mainly driven by an increase in average employee headcount and recognition of stock-based compensation expense related to Post-2013 RSUs we began to grant in February 2013, and a $13.1 million increase in allocated facilities and other supporting overhead costs. These increases were partially offset by a $9.1 million increase in the capitalization of costs associated with developing software for internal use.

Sales and Marketing

	Six Months Ended June 30,
	2012	2013	% Change
	(Unaudited, dollar amounts in thousands)
Sales and marketing	$34,105	$77,697	128%
Sales and marketing as a percentage of revenue	28%	31%

In the six months ended June 30, 2013, sales and marketing expenses increased by $43.6 million compared to the six months ended June 30, 2012. The increase was primarily attributable to a $26.6 million increase in personnel-related costs, mainly driven by an increase in average employee headcount and recognition of stock-based compensation expense related to RSUs granted to domestic employees and other service providers starting in February 2013, or Post-2013 RSUs, an $11.2 million increase in marketing and sales-related expenses and a $5.8 million increase in allocated facilities and other supporting overhead costs.

General and Administrative

	Six Months Ended June 30,
	2012	2013	% Change
	(Unaudited, dollar amounts in thousands)
General and administrative	$30,758	$35,096	14%
General and administrative as a percentage of revenue	25%	14%

In the six months ended June 30, 2013, general and administrative expenses increased by $4.3 million compared to the six months ended June 30, 2012. The increase was primarily attributable to an increase in costs for professional services of $6.9 million and a $4.3 million increase in personnel-related costs, mainly driven by an increase in average employee headcount. These increases were partially offset by a $6.9 million decrease in unallocated facilities and other supporting overhead costs, resulting from increased allocation of overhead costs to other functions with higher headcount growth.

Provision (Benefit) for Income Taxes

	Six Months Ended June 30,
	2012	2013
	(Unaudited, in thousands)
Provision for income taxes	$1,196	$1,134

Our provision for income taxes in the six months ended June 30, 2013 did not change significantly compared to the six months ended June 30, 2012, resulting in income tax expense of $1.1 million in the six months ended June 30, 2013. The slight decrease was primarily due to a reduction in state income taxes and tax benefits arising from acquisitions, offset by an increase in foreign tax expense.

Years Ended December 31, 2010, 2011 and 2012

Revenue

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Advertising services	$7,321	$77,710	$269,421	961%	247%
Data licensing	20,957	28,603	47,512	36%	66%

Total revenue	$28,278	$106,313	$316,933	276%	198%

2012 Compared to 2011.    Revenue in 2012 increased by $210.6 million compared to 2011.

In 2012, advertising revenue increased $191.7 million compared to 2011. The increase was primarily attributable to the expansion of our advertising service offerings in the second half of 2011 and the first half of 2012, as well as a 59% increase in average MAUs in 2012 compared to 2011. We expanded our advertising service offerings through the introduction of Promoted Tweets in all user timelines in October 2011 and Promoted Products on mobile applications in February 2012.

In 2012, data licensing revenue increased by $18.9 million compared to 2011. The increase in data licensing revenue was primarily attributable to a 51% net increase in licensing fees from existing data partners in 2012 compared to 2011, and to a lesser extent from an increase in licensing fees from new data partners.

2011 Compared to 2010.    Revenue in 2011 increased by $78.0 million compared to 2010.

In 2011, advertising revenue increased $70.4 million compared to 2010. The increase was primarily attributable to the full year impact of Promoted Products in 2011, as these products were introduced in 2010, an expansion in our advertising service offerings in 2011 and a 115% increase in average MAUs in 2011 compared to 2010. We introduced our first Promoted Product, Promoted Trends, in June 2010 and expanded our advertising service offerings through the introduction of Promoted Tweets in all user timelines in October 2011.

In 2011, data licensing revenue increased by $7.6 million compared to 2010. The increase in data licensing revenue was primarily attributable to a 22% net increase in licensing fees from existing data partners in 2011 compared to 2010.

Cost of Revenue

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Cost of revenue	$43,168	$61,803	$128,768	43%	108%
Cost of revenue as a percentage of revenue	153%	58%	41%

2012 Compared to 2011.    In 2012, cost of revenue increased by $67.0 million compared to 2011. The increase was primarily attributable to a $28.9 million increase in depreciation expense related to additional server and networking equipment capital leases, a $14.0 million increase in amortization of acquired intangible assets, a $10.0 million increase in data center costs related to our co-located facilities, a $7.8 million increase in personnel-related costs, mainly driven by an increase in average employee headcount and a $6.3 million increase in allocated facilities and other supporting overhead expenses.

2011 Compared to 2010.    In 2011, cost of revenue increased by $18.6 million compared to 2010. The increase was primarily attributable to a $17.4 million increase in depreciation expense related to additional server and networking equipment capital leases and an $8.0 million increase in personnel-related costs (including a $1.1 million charge recorded in connection with the 2011 tender offer which is described below), mainly driven by an increase in average employee headcount. These increases were partially offset by a $7.1 million decrease in data center costs as a result of our move from a third-party hosting solution to a co-located facility.

In 2011, the investors in our Series G convertible preferred stock financing commenced a tender offer to purchase shares of our common stock and Series A through Series F convertible preferred stock from our employees, consultants and other stockholders. The tender offer closed in September 2011, and we recorded $34.7 million of stock-based compensation expense related to the excess of the price per share of our common stock paid to our employees and consultants in the tender offer over the fair value of the tendered shares. This $34.7 million of stock-based compensation expense in 2011 was allocated among cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses in amounts of $1.1 million, $19.1 million, $0.4 million and $14.1 million, respectively.

Research and Development

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(Dollar amounts in thousands)
Research and development	$29,348	$80,176	$119,004	173%	48%
Research and development as a percentage of revenue	104%	75%	38%

2012 Compared to 2011.    In 2012, research and development expenses increased by $38.8 million compared to 2011. The increase was primarily attributable to a $21.7 million increase in personnel-related costs, mainly driven by an increase in average employee headcount, and a $23.9 million increase in allocated facilities and other supporting overhead expenses. These increases were partially offset by a $6.8 million increase in the capitalization of costs associated with developing software for internal use.

2011 Compared to 2010.    In 2011, research and development expenses increased by $50.8 million compared to 2010. The increase was primarily attributable to a $56.7 million increase in personnel-related costs (including a $19.1 million charge recorded in connection with the 2011 tender offer), mainly driven by an increase in average employee headcount. These increases were partially offset by a $3.8 million increase in the capitalization of costs associated with developing software for internal use and a $2.1 million decrease in amortization of acquired intangible assets.

Sales and Marketing

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(Dollar amounts in thousands)
Sales and marketing	$6,289	$25,988	$86,551	313%	233%
Sales and marketing as a percentage of revenue	22%	24%	27%

2012 Compared to 2011.    In 2012, sales and marketing expenses increased by $60.6 million compared to 2011. The increase was primarily attributable to a $34.6 million increase in personnel-related costs, mainly driven by an increase in average employee headcount, a $15.9 million increase in allocated facilities and other supporting overhead expenses and a $10.1 million increase in marketing and sales-related expenses.

2011 Compared to 2010.    In 2011, sales and marketing expenses increased by $19.7 million compared to 2010. The increase was primarily attributable to a $16.3 million increase in personnel-related costs, mainly driven by an increase in average employee headcount, a $1.9 million increase in allocated facilities and other supporting overhead expenses and a $1.5 million increase in marketing and sales-related expenses.

General and Administrative

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(Dollar amounts in thousands)
General and administrative	$16,952	$65,757	$59,693	288%	(9)%
General and administrative as a percentage of revenue	60%	62%	19%

2012 Compared to 2011.    In 2012, general and administrative expense decreased by $6.1 million compared to 2011. The decrease was primarily attributable to a $19.9 million decrease in unallocated facilities and supporting costs, driven by slower headcount growth in the general and administrative function relative to other functional areas, partially offset by a $7.9 million increase in personnel-related costs (which takes into account a $14.1 million charge recorded in 2011 in connection with the 2011 tender offer), mainly driven by an increase in average employee headcount and an increase of $5.9 million in fees and costs for professional services. Excluding the impact of the 2011 tender offer, personnel-related costs increased by $22.0 million in 2012 compared to 2011.

2011 Compared to 2010.    In 2011, general and administrative expenses increased by $48.8 million compared to 2010. The increase was primarily due to a $29.3 million increase in personnel-related costs (including a $14.1 million charge recorded in connection with the 2011 tender offer), which was driven by an increase in average employee headcount, a $12.0 million increase in fees and costs for professional services and a $7.5 million increase in unallocated facilities and other supporting costs.

Provision (Benefit) for Income Taxes

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Provision (benefit) for income taxes	$(217)	$(1,444)	$229

2012 Compared to 2011.    Our provision for income taxes in 2012 increased by $1.7 million compared to an income tax benefit of $1.4 million in 2011. The increase was primarily due to the increased tax expenses in foreign and state jurisdictions, partially offset by the decrease in income tax benefit arising from acquisitions.

2011 Compared to 2010.    Our benefit for income taxes in 2011 increased by $1.2 million compared to an income tax benefit of $0.2 million in 2010. The increase was primarily attributable to an increase in the income tax benefit arising from acquisitions.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statement of operations data for each of the ten quarters in the period ended June 30, 2013. The unaudited quarterly statement of operations data set forth below have been prepared on a basis consistent with our audited annual consolidated financial statements and include, in our opinion, all normal recurring adjustments necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013
	(Unaudited, in thousands)
Consolidated Statement of Operations Data:
Revenue
Advertising revenue	11,561	13,619	19,942	32,588	44,500	56,802	68,665	99,454	100,460	120,972
Data licensing	6,349	7,154	6,482	8,618	9,813	11,244	13,662	12,793	13,883	18,320

Total revenue	$17,910	$20,773	$26,424	$41,206	$54,313	$68,046	$82,327	$112,247	$114,343	$139,292

Costs and expenses(1)
Cost of revenue	15,453	10,632	15,719	19,999	27,629	30,528	33,693	36,918	41,255	50,573
Research and development	10,163	14,687	34,721	20,605	18,976	27,369	32,319	40,340	47,574	64,263
Sales and marketing	3,652	5,147	7,368	9,821	14,450	19,655	23,662	28,784	32,439	45,258
General and administrative	8,709	13,244	27,776	16,028	13,389	17,369	13,954	14,981	16,982	18,114

Total costs and expenses	37,977	43,710	85,584	66,453	74,444	94,921	103,628	121,023	138,250	178,208

Loss from operations	(20,067)	(22,937)	(59,160)	(25,247)	(20,131)	(26,875)	(21,301)	(8,776)	(23,907)	(38,916)
Interest income (expense), net	(260)	(188)	(204)	(153)	(377)	(513)	(766)	(830)	(1,233)	(1,513)
Other income (expense), net	(17)	(1,437)	36	(112)	(259)	247	938	(527)	(1,529)	(1,019)

Loss before income taxes	(20,344)	(24,562)	(59,328)	(25,512)	(20,767)	(27,141)	(21,129)	(10,133)	(26,669)	(41,448)
Provision (benefit) for income taxes	—	—	(1,993)	549	754	442	461	(1,428)	357	777

Net loss	$(20,344)	$(24,562)	$(57,335)	$(26,061)	$(21,521)	$(27,583)	$(21,590)	$(8,705)	$(27,026)	$(42,225)

Other Financial Information:
Adjusted EBITDA(2)	$(14,411)	$(10,817)	$(13,145)	$(4,462)	$(875)	$1,545	$2,923	$17,571	$11,745	$9,647
Non-GAAP net loss(3)	$(17,670)	$(16,088)	$(18,520)	$(13,255)	$(11,369)	$(10,863)	$(12,688)	$(271)	$(10,524)	$(16,364)

(1)	Costs and expenses include stock-based compensation expense as follows:

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013
	(Unaudited, in thousands)
Cost of revenue	$95	$188	$1,327	$210	$220	$200	$198	$182	$484	$1,471
Research and development	898	3,421	20,482	8,758	2,165	4,126	2,722	3,609	8,425	15,772
Sales and marketing	203	247	704	399	307	313	365	361	2,065	2,549
General and administrative	1,184	4,341	16,856	1,071	2,535	6,261	983	1,194	1,948	2,854

Total stock-based compensation expense	$2,380	$8,197	$39,369	$10,438	$5,227	$10,900	$4,268	$5,346	$12,922	$22,646

(2)	The following table presents a reconciliation of net loss to Adjusted EBITDA for each of the periods indicated:

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013
	(Unaudited, in thousands)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(20,344)	$(24,562)	$(57,335)	$(26,061)	$(21,521)	$(27,583)	$(21,590)	$(8,705)	$(27,026)	$(42,225)
Stock-based compensation expense	2,380	8,197	39,369	10,438	5,227	10,900	4,268	5,346	12,922	22,646
Depreciation and amortization expense	3,276	3,923	6,646	10,347	14,029	17,520	19,956	21,001	22,730	25,917
Interest and other expense (income)	277	1,625	168	265	636	266	(172)	1,357	2,762	2,532
Provision (benefit) for income taxes	—	—	(1,993)	549	754	442	461	(1,428)	357	777

Adjusted EBITDA	$(14,411)	$(10,817)	$(13,145)	$(4,462)	$(875)	$1,545	$2,923	$17,571	$11,745	$9,647

(3)	The following table presents a reconciliation of net loss to non-GAAP net loss for each of the periods indicated:

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013
	(Unaudited, in thousands)
Reconciliation of Net Loss to Non-GAAP Net Loss:
Net loss	$(20,344)	$(24,562)	$(57,335)	$(26,061)	$(21,521)	$(27,583)	$(21,590)	$(8,705)	$(27,026)	$(42,225)
Stock-based compensation expense	2,380	8,197	39,369	10,438	5,227	10,900	4,268	5,346	12,922	22,646
Amortization of acquired intangible assets	294	277	1,441	2,685	4,435	5,820	4,634	3,798	3,876	3,302
Income tax effects related to acquisitions	—	—	(1,995)	(317)	490	—	—	(710)	(296)	(87)

Non-GAAP net loss	$(17,670)	$(16,088)	$(18,520)	$(13,255)	$(11,369)	$(10,863)	$(12,688)	$(271)	$(10,524)	$(16,364)

Quarterly Trends

Revenue

Spending by advertisers is traditionally strongest in the fourth quarter of each year. Historically, this seasonality in advertising spending has affected our quarterly results with higher sequential advertising revenue growth from the third to the fourth quarter compared to sequential advertising revenue growth from the fourth quarter to the subsequent first quarter. For example, our advertising revenue increased 63% and 45% between the third and fourth quarters of 2011 and 2012, respectively, while advertising revenue for the first quarter of 2012 and 2013 increased 37% and 1% compared to the fourth quarter of 2011 and 2012, respectively. In addition, advertising revenue per timeline view increased 31% between the third and fourth quarter of 2012, while advertising revenue per timeline view decreased 13% between the fourth quarter of 2012 and the first quarter of 2013. The rapid growth in our business may have partially masked seasonality to date and the seasonal impacts may be more pronounced in the future.

Cost of Revenue and Operating Expenses

Cost of revenue increased in every quarter presented except in the three months ended June 30, 2011, primarily due to the continued expansion of our co-located data center facilities and an increase in average employee headcount. Our move from a third-party hosting solution to a co-located facility in 2011 resulted in a temporary decrease in cost of revenue in the three months ended June 30, 2011.

Operating expense increased in every quarter presented except in the three months ended December 31, 2011, primarily due to the continued expansion of our facilities and an increase in average employee headcount. In the three months ended September 30, 2011, as a result of the 2011 tender offer described above, we recorded a non-recurring stock-based compensation expense of $34.7 million related to the excess of the price per share of our common stock paid to our employees and consultants over the fair value of the tendered shares. This $34.7 million compensation expense was allocated among cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses in amounts of $1.1 million, $19.1 million, $0.4 million and $14.1 million, respectively. In addition to the stock-based compensation expense, we experienced a varied level of capitalization of research and development expense as a result of the development of software programs and websites for internal use, due to the timing and extent of projects eligible for capitalization.

Liquidity and Capital Resources

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(In thousands)
				(Unaudited)
Consolidated Statements of Cash Flows Data:
Net loss	$(67,324)	$(128,302)	$(79,399)	$(49,104)	$(69,251)
Net cash provided by (used in) operating activities	(48,737)	(70,597)	(27,935)	(22,994)	9,659
Net cash provided by (used in) investing activities	48,974	(324,875)	49,443	(38,645)	(22,474)
Net cash provided by (used in) financing activities	114,315	480,210	(37,124)	(14,151)	(25,370)

As of June 30, 2013, we had $375.1 million of cash, cash equivalents and marketable securities, of which $27.8 million was held by our foreign subsidiaries. Cash equivalents and marketable securities are comprised of our investments in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

Our principal source of liquidity has been private sales of convertible preferred stock. From our inception through June 30, 2013, we have completed several rounds of equity financing through the issuance of shares of our Series A through Series G convertible preferred stock with total cash proceeds to us of $759.2 million. Proceeds from our preferred stock financing transactions have been used primarily to fund our operations and acquisitions. We believe that our existing cash and cash equivalent balance together with cash generated from operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Our Pre-2013 RSUs vest upon the satisfaction of both a service condition and a performance condition. The service condition for a majority of the Pre-2013 RSUs is satisfied over a period of four years. The performance condition will be satisfied on the earlier of (i) the date that is the earlier of (x) six months after the effective date of this offering or (y) March 8th of the calendar year following the effective date of this offering; and (ii) the date of a change in control. On the initial settlement date for the Pre-2013 RSUs, we plan to withhold and remit income taxes on behalf of the holders of Pre-2013 RSUs at the applicable minimum statutory rates, which we expect to be approximately 45% on average, based on the then-current value of the underlying shares of our common stock. Based on the number of Pre-2013 RSUs outstanding as of June 30, 2013 for which the service condition had been satisfied on that date, and assuming (i) the performance condition had been satisfied on that date and (ii) that the price of our common stock at the time of settlement was equal to $        , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we

estimate that this tax obligation on the initial settlement date would be approximately $        in the aggregate. The amount of this obligation could be higher or lower, depending on the price of shares of our common stock on the initial settlement date for the Pre-2013 RSUs. To settle these RSUs, assuming a 45% tax withholding rate, we anticipate that we will net settle the awards by delivering an aggregate of approximately             shares of our common stock to RSU holders and withholding an aggregate of approximately             shares of our common stock. In connection with these net settlements, we will withhold and remit the tax liabilities on behalf of the RSU holders to the relevant tax authorities in cash.

In order to fund the tax withholding and remittance obligations on behalf of our Pre-2013 RSU holders, we may use a substantial portion of our cash and cash equivalent balances, or, alternatively, we may choose to borrow funds or a combination of cash and borrowed funds to satisfy these obligations.

Operating Activities

Cash provided by (used in) operating activities consisted of net loss adjusted for certain non-cash items including depreciation and amortization, stock-based compensation, deferred income taxes and non-cash expense related to acquisitions, as well as the effect of changes in working capital and other activities.

Cash provided by operating activities in the six months ended June 30, 2013 was $9.7 million, an increase in cash inflow of $32.7 million compared to the six months ended June 30, 2012. Cash provided by operating activities was driven by a net loss of $69.3 million, as adjusted for the exclusion of non-cash expenses totaling $87.6 million and the effect of changes in working capital and other carrying balances that resulted in cash outflow of $8.7 million.

Cash used in operating activities in 2012 was $27.9 million, a decrease in cash outflow of $42.7 million compared to 2011. Cash used in operating activities was driven by a net loss of $79.4 million, as adjusted for the exclusion of non-cash expenses totaling $104.8 million and the effect of changes in working capital and other carrying balances that resulted in cash outflow of $53.3 million.

Cash used in operating activities in 2011 was $70.6 million, an increase in cash outflow of $21.9 million compared to 2010. Cash used in operating activities was driven by a net loss of $128.3 million, as adjusted for the exclusion of non-cash expenses totaling $86.9 million and the effect of changes in working capital and other carrying balances that resulted in cash outflow of $29.2 million.

Investing Activities

Our primary investing activities consisted of purchases of property and equipment, particularly purchases of servers and networking equipment, purchases and disposal of marketable securities, leasehold improvements for our facilities and acquisitions of businesses.

Cash used in investing activities in the six months ended June 30, 2013 was $22.5 million, a decrease in cash outflow of $16.2 million compared to the six months ended June 30, 2012. The decrease in cash outflow was due to a decrease in purchases of marketable securities of $123.7 million and an increase in sales of marketable securities of $17.8 million, partially offset by the decrease in the proceeds from maturities of marketable securities of $122.0 million.

Cash provided by investing activities in 2012 was $49.4 million, an increase in cash inflow of $374.3 million compared to 2011. The increase in cash inflow was due to the increase in sales and maturities of marketable securities of $449.5 million and a reduction in use of cash as acquisition consideration of $17.4 million. Such increases in cash inflow were partially offset by increased purchases of marketable securities of $55.0 million and property and equipment of $39.1 million.

Cash used in investing activities in 2011 was $324.9 million, an increase in cash outflow of $373.8 million compared to 2010. The increase in cash outflow was due to an increase in purchases of marketable securities of $439.9 million, an increase in cash used as acquisition consideration of $17.4 million and an increase in purchases of property and equipment of $5.9 million. Such increases in cash outflow were partially offset by the increase of proceeds from sales and maturities of marketable securities of $93.9 million.

We anticipate making capital expenditures in 2013 of approximately $225 million to $275 million, a portion of which we will finance through capital leases, as we continue to expand our co-located data centers and our office facilities.

Financing Activities

Our primary financing activities consisted of private sales of convertible preferred stock, capital lease financing and stock option exercises by employees and other service providers.

Cash used in financing activities in the six months ended June 30, 2013 was $25.4 million, an increase of $11.2 million in cash outflow compared to the six months ended June 30, 2012. The increase in cash outflow was due to an increase in repayments of capital lease obligations partially offset by an increase in proceeds from option exercises.

Cash used in financing activities in 2012 was $37.1 million, an increase in cash outflow of $517.3 million compared to 2011. The increase in cash outflow was due to the absence of equity financing transactions, an increase in repayments of capital lease obligations and a decrease in proceeds from option exercises.

Cash provided by financing activities in 2011 was $480.2 million, an increase in cash inflow of $365.9 million compared to 2010. The increase in cash inflow was due to increased equity financing and an increase in proceeds from option exercises, partially offset by an increase in repayments of capital lease obligations.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements and did not have any such arrangements in the six months ended June 30, 2013 or in 2012, 2011 or 2010.

Contractual Obligations

Our principal commitments consist of obligations under capital and operating leases for equipment, office space and co-located data center facilities. The following table summarizes our commitments to settle contractual obligations in cash as of December 31, 2012.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Operating lease obligations	$160,091	$26,906	$58,524	$50,091	$24,570
Capital lease obligations	121,366	52,861	65,893	2,612	—

Total contractual obligations	$281,457	$79,767	$124,417	$52,703	$24,570

As of December 31, 2012, we had liabilities of $12.2 million related to uncertain tax positions. Due to uncertainties in the timing of potential tax audits, the timing of the resolution of these positions is uncertain and we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not included in the above table. We also have $18.5 million of non-cancelable contractual commitments as of December 31, 2012, primarily related to our bandwidth and other services arrangements. These commitments are generally due within one to three years.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below.

Revenue Recognition

We generate the substantial majority of our revenue from the sale of advertising services with the balance coming from data licensing arrangements. We generate our advertising revenue primarily from the sale of our three Promoted Products: (i) Promoted Tweets, (ii) Promoted Accounts and (iii) Promoted Trends. Promoted Tweets and Promoted Accounts are pay-for-performance advertising products priced through an auction. Promoted Trends are featured by geography and offered on a fixed-fee-per-day basis. Advertisers are obligated to pay when a user engages with a Promoted Tweet or follows a Promoted Account or when a Promoted Trend is displayed. Users engage with Promoted Tweets by expanding, retweeting, favoriting or replying to Tweets or following the account that tweets a Promoted Tweet. These products may be sold in combination as a multiple element arrangement or separately on a stand-alone basis. Fees for these advertising services are recognized in the period when advertising is delivered as evidenced by a user engaging with a Promoted Tweet, as captured by a click, following a Promoted Account or through the display of a Promoted Trend on our platform. Data licensing revenue is generated based on monthly service fees charged to the data partners over the period in which Twitter data is made available to them.

Revenue is recognized only when (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured. While the majority of our revenue transactions are based on standard business terms and conditions, we also enter into non-standard sales agreements with advertisers and data partners that sometimes involve multiple elements.

For arrangements involving multiple deliverables, judgment is required to determine the appropriate accounting, including developing an estimate of the stand-alone selling price of each deliverable. When neither vendor-specific objective evidence nor third-party evidence of selling price exists, we use our best estimate of selling price (BESP) to allocate the arrangement consideration on a relative selling price basis to each deliverable. The objective of BESP is to determine the selling price of each deliverable when it is sold to advertisers on a stand-alone basis. In determining BESPs, we take into consideration various factors, including, but not limited to, prices we charge for similar offerings, sales volume, geographies, pricing strategies and market conditions. Multiple deliverable arrangements primarily consist of combinations of our pay-for-performance products, Promoted Trends and Promoted Accounts, which are priced through an auction, and Promoted Trends, which are priced on a fixed-fee-per day per geography basis. For arrangements that include a combination of these products, we develop an estimate of the selling price for these products in order to allocate any potential discount to all advertising products in the arrangement. The estimate of selling price for pay-for-performance products is determined based on the winning bid price; and the estimate of selling price for Promoted Trends is based on Promoted Trends sold on a stand-alone basis and/or separately priced in a bundled arrangement by reference to a list price by geography which is approved periodically. We believe the use of BESP results in revenue recognition in a manner consistent with the underlying economics of the transaction and allocates the arrangement consideration on a relative selling price basis to each deliverable.

Income Taxes

We are subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as any related interest or penalties.

Our effective tax rates have differed from the statutory rate primarily due to the tax impact of foreign operations, state taxes, certain benefits realized in recording the tax effects of business combinations, and the recording of U.S. valuation allowance. Our future provision for income taxes could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory tax rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations or accounting principles. In addition, we are subject to examination of our income tax returns by tax authorities in the United States and foreign jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted, which includes a reinstatement of the federal research and development credit for the tax year ended December 31, 2012. Our consolidated financial statements reflected the effect of the American Taxpayer Relief Act of 2012 in the six months ended June 30, 2013, the reporting period of enactment. The American Taxpayer Relief Act of 2012 did not have a material effect on our consolidated financial statements in the six months ended June 30, 2013 due to our U.S. valuation allowance position.

Stock-Based Compensation

Our stock-based compensation expense for stock options granted to employees and other service providers is estimated based on the option’s fair value as calculated by the Black-Scholes option pricing model and is recognized as expense over the requisite service period. The Black-Scholes model requires various highly judgmental assumptions, including expected volatility and expected term. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares that are subject to stock options that are expected to vest. We estimate the expected forfeiture rate based on historical experience and our expectations regarding future pre-vesting termination behavior of employees and other service providers. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

Stock-based compensation expense for employees is recorded net of estimated forfeiture on a straight-line basis over the requisite service period. Stock options granted have a contractual term of ten years and generally vest over four years. Stock-based compensation expense for other service providers is remeasured at each reporting period as services are performed.

We also issued restricted Class A junior preferred stock subject to a lapsing right of repurchase to certain continuing employees in connection with acquisitions. The lapsing of the right of repurchase is dependent on the respective employee’s continued employment with us during the requisite service period, which is generally four years from the issuance date. We have the option to repurchase the unvested shares upon termination of employment prior to the right of repurchase lapsing. The fair value of the restricted Class A junior preferred stock issued to employees is recorded as compensation expense on a straight-line basis over the requisite service period. These shares of restricted Class A junior preferred stock are included as part of other long-term liabilities on the consolidated balance sheets. The fair value of these shares is remeasured at each reporting period until the restricted Class A junior preferred stock is settled through conversion or redemption or until the redemption feature expires, and the change in fair value is recorded as an addition to or reduction in compensation expense during the period of change. The fair value of these shares is determined based on the fair value of the underlying Class A junior preferred stock estimated as part of the capital stock and business enterprise valuation process.

Our stock-based compensation expense for RSUs is estimated at the grant date based on the fair value of our common stock. Under our 2007 Plan, we have granted RSUs to domestic and international employees and other service providers. The Pre-2013 RSUs vest upon the satisfaction of both a service condition and a performance condition. The service condition for a majority of the Pre-2013 RSUs is satisfied over a period of four years. The performance condition will be satisfied on the earlier of (i) the date that is the earlier of (x) six months after the effective date of this offering or (y) March 8th of the calendar year following the effective date of this offering; and (ii) the date of a change in control. The RSU shares are to be delivered no later than 30 days following the satisfaction of the service and performance conditions.

Post-2013 RSUs are not subject to a performance condition in order to vest. The service condition for a majority of the Post-2013 RSUs is satisfied over a period of four years. Under the terms of our 2007 Plan, the shares underlying Post-2013 RSUs that satisfy the service condition are to be delivered to holders no later than the fifteenth day of the third month following the end of the calendar year the service condition is satisfied, but no earlier than August 15, 2014. The stock-based compensation expense associated with the Pre-2013 RSUs is recorded net of estimated forfeiture on a straight-line basis over the requisite service period.

As of June 30, 2013, no stock-based compensation expense had been recognized for Pre-2013 RSUs because a qualifying event for the awards’ vesting was not probable. In the quarter in which this offering is completed, we will begin recording stock-based compensation expense based on the grant-date fair value of the Pre-2013 RSUs using the accelerated attribution method, net of estimated forfeiture. The following table summarizes, on an unaudited pro forma basis, the stock-based compensation expense related to the Pre-2013 RSUs that we would incur during the quarter in which this offering is completed, assuming this offering was effective on June 30, 2013 (in thousands).

As of June 30, 2013		From inception to June 30, 2013
“Vested” Pre-2013 RSUs Outstanding(1)	“Unvested” Pre-2013 RSUs Outstanding(2)	Pro Forma Stock-Based Compensation Expense
8,343	35,226	$329,632

(1)	For purposes of this table, “Vested” RSUs represent the shares underlying Pre-2013 RSUs for which the service condition had been satisfied as of June 30, 2013.
(2)

For purposes of this table, “Unvested” RSUs represent the shares underlying Pre-2013 RSUs for which the service condition had not been satisfied as of June 30, 2013 and excludes estimated forfeitures of RSUs.

We estimate that the remaining unrecognized stock-based compensation expense relating to the Pre-2013 RSUs would be approximately $234.2 million, after giving effect to estimated forfeitures and would be recognized over a weighted-average period of approximately three years if this offering was effective on June 30, 2013.

Summary of Projected Stock-Based Compensation Expense, Net of Estimated Forfeitures

	Remainder of 2013	2014	2015	2016	Beyond 2016	Total
	(Unaudited, in thousands)
Pre-2013 RSUs	$96,355	$95,338	$36,465	$5,727	$335	$234,220
Post-2013 RSUs	32,935	62,425	56,570	51,373	10,549	213,852
Restricted Class A junior and common stock	15,407	18,484	15,091	9,258	609	58,849
Stock Options	4,684	9,138	7,445	2,669	102	24,038

Total	$149,381	$185,385	$115,571	$69,027	$11,595	$530,959

In addition to stock-based compensation expense associated with the Pre-2013 RSUs, as of June 30, 2013, we had unrecognized stock-based compensation expense of approximately $296.7 million related to other outstanding equity awards, which we expect to recognize over a weighted-average period of approximately four years.

Valuation of Our Common Stock

The historical valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, we considered all relevant facts and circumstances known at the time of valuation, made certain assumptions based on future expectations and exercised significant judgment to determine the fair value of our common stock. The factors considered in determining the fair value include, but are not limited to, the following:

•	third-party valuations of our common stock completed as of November 18, 2011, March 15, 2012, October 15, 2012, December 4, 2012, February 25, 2013, May 15, 2013 and August 5, 2013;

•	recent issuances of preferred stock, as well as the rights, preferences and privileges of our preferred stock relative to our common stock;

•	recent private stock sale transactions;

•	our historical financial results and estimated trends and projections for our future operating and financial performance;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the market performance of comparable, publicly-traded companies; and

•	the overall economic and industry conditions and outlook.

We have granted the following RSUs and stock options since January 1, 2012:

Grant Date	Shares Underlying RSUs	Shares Underlying Options	Grant-Date Fair Value Per Share (RSUs)	Exercise Price Per Share (Options)
2012
First Quarter
January 13, 2012	474,000	—	$13.05	—
February 10, 2012	7,875,221	—	$13.05	—
March 9, 2012	837,500	—	$13.05	—
Second Quarter
April 12, 2012	4,487,575	1,880,049	$14.42	$14.42
May 11, 2012	4,334,375	—	$14.42	—
June 19, 2012	1,604,376	116,532	$14.42	$14.42
Third Quarter
July 19, 2012	3,498,000	—	$14.42	—
August 9, 2012	2,411,000	—	$14.42	—
September 27, 2012	555,000	—	$14.42	—
Fourth Quarter
October 1, 2012	2,276,500	—	$14.42	—
October 12, 2012	1,938,100	—	$14.42	—
November 7, 2012	200,000	—	$18.40	—
November 12, 2012	3,200,582	—	$18.40	—
December 20, 2012	2,241,500	—	$17.00	—
2013
First Quarter
January 24, 2013	1,985,700	—	$17.00	—
February 13, 2013	1,875,964	—	$17.00	—
March 8, 2013	9,439,306	—	$17.00	—
Second Quarter
April 2, 2013	265,500	—	$17.00
April 10, 2013	1,677,650	—	$17.00	—
April 24, 2013	240,000	—	$17.00	—
May 10, 2013	1,778,567	—	$17.00	—
June 20, 2013	2,288,206	—	$17.41	—
Third Quarter
August 9, 2013	27,062,280	—	$20.62	—

In order to determine the fair value of our common stock underlying stock option and RSU grants, we generally first determine our business enterprise value, or BEV, and then allocate the BEV to each element of our capital structure (preferred stock, common stock, warrant and options). Our BEV was estimated using the subject company transaction method, which is one of the three primary methodologies of the market-based approach. This methodology utilizes the most recent negotiated arm’s-length transactions involving the sale or transfer of our stock or equity interests. Our indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock, warrant and options using the Black-Scholes option-pricing model. Estimates of the volatility of common stock were based on available information on the volatility of our common stock of comparable, publicly-traded companies and estimates of expected term were based on the estimated time to liquidity event.

November 18, 2011 Valuation

We determined the fair value of our common stock to be $13.05 per share as of November 18, 2011. In estimating our BEV, we utilized the pre-money valuation implied in the Series G convertible preferred stock financing completed in July 2011 as the most appropriate indication of our aggregate equity value, adjusted by an estimated rate of return. The BEV resulting from this analysis was then allocated to our capital structure using the Black-Scholes option-pricing model and a non-marketability discount of 15% was applied. Based on the valuation of our common stock completed in November 2011, the fair value of RSUs granted through March 9, 2012 was determined to be $13.05 per share.

March 15, 2012 Valuation

We determined the fair value of our common stock to be $14.42 per share as of March 15, 2012. In estimating our BEV, we utilized the pre-money valuation implied in the Series G convertible preferred stock financing as the most appropriate indication of our aggregate equity value, adjusted by the estimated rate of return. We determined that an increase in the aggregate equity value consistent with a required rate of return was appropriate considering our rapid growth and developments since the date of the Series G convertible preferred stock financing. The increase in valuation was further supported by improvements in our business and financial results as evidenced by our sequential revenue growth between July 2011 and March 2012 of $54.3 million in the three months ended March 31, 2012 compared to $26.4 million in the three months ended September 30, 2011. We also continued to progress on our business plan. The operating metrics also continued to improve in the three months ended March 31, 2012 compared to the three months ended September 30, 2011. The BEV resulting from this analysis was then allocated to our capital structure using the Black-Scholes option-pricing model and a non-marketability discount of 15% was applied. Based on the valuation of our common stock completed in March 2012, the fair value of RSUs and exercise price of stock options granted through October 12, 2012 was determined to be $14.42 per share.

October 15, 2012 Valuation

We determined the fair value of our common stock to be $18.40 per share as of October 15, 2012 based on the subject company transaction method.

In the absence of a recent equity financing from which we historically derived the implied BEV, we utilized the arm’s-length transactions of our equity in the secondary market from our most recent common stock valuation date of March 15, 2012 through October 15, 2012 to calculate the fair value of our common stock. Factors considered in this methodology included size and amount of equity sold, relationship of the parties involved, timing compared to the valuation date and our financial condition at the time of the sale. In recent secondary market common stock transactions, the price of our common stock ranged between $15.50 and $25.50 per share, with a weighted-average transaction price of approximately $18.40 per share. Based on the valuation of our common stock completed in October 2012, the fair value of RSUs granted through November 12, 2012 was determined to be $18.40 per share.

December 4, 2012 Valuation

We determined the fair value of our common stock to be $17.00 per share as of December 4, 2012. In estimating our BEV, we utilized the pre-money valuation implied in the then-pending negotiations for a third-party tender offer to purchase stock from existing stockholders. As of the valuation date, we had entered into a non-binding term sheet for a tender offer, which outlined the third-party investor’s intent to purchase $75 million worth of our common stock and Class A junior preferred stock from employees, consultants and other stockholders at $17.00 per share. The BEV, which was derived from the proposed tender offer transaction price of $17.00 per share of our common stock and Class A junior preferred stock, was then allocated to our capital structure using the Black-Scholes option-pricing model. We also considered secondary market activity and determined that such activity was consistent with the $17.00 per share price in the proposed tender offer. Based on the valuation of our common stock completed in December 2012, the fair value of RSUs granted through February 13, 2013 was determined to be $17.00 per share.

February 25, 2013 Valuation

We determined the fair value of our common stock to be $17.00 per share as of February 25, 2013. In estimating our BEV, we utilized the pre-money valuation implied in the then-recently launched, but not yet closed, third party tender offer. As of the valuation date, the tender offer was ongoing. The tender offer was completed on March 4, 2013 with a total of $59.6 million worth of shares of our common stock and Class A junior preferred stock being purchased. The BEV, which was derived from the tender offer transaction price of $17.00 per share of our common stock and Class A junior preferred stock, was then allocated to our capital structure using the Black-Scholes option-pricing model. We also considered secondary market activity and determined that such activity was consistent with the $17.00 per share price in the tender offer. Based on the valuation of our common stock completed in February 2013, the fair value of RSUs granted through May 10, 2013 was determined to be $17.00 per share.

May 15, 2013 Valuation

We determined the fair value of our common stock to be $17.41 per share as of May 15, 2013 based on the subject company transaction method. We utilized the arm’s-length transactions of our equity securities in the secondary market since our most recent common stock valuation date, February 25, 2013, and the tender offer completed on March 4, 2013 to estimate the fair value of our common stock. Factors considered in this methodology included the number of shares sold, relationship of the parties involved, timing of the transactions in relation to the valuation date and our financial condition. The weighted-average transaction price of the recent secondary market common stock transactions and the tender offer was approximately $17.41 per share. Based on the valuation of our common stock completed in May 2013, the fair value of RSUs granted through June 20, 2013 was determined to be $17.41 per share.

August 5, 2013 Valuation

We determined the fair value of our common stock to be $20.62 per share as of August 5, 2013 based on the subject company transaction method. We utilized the arm’s-length transactions of our equity securities in the secondary market since our most recent common stock valuation date, May 15, 2013, to estimate the fair value of our common stock. Factors considered in this methodology included the number of shares sold, relationship of the parties involved, timing of the transactions in relation to the valuation date and our financial condition. The weighted-average transaction price of the recent secondary market common stock transactions was approximately $20.62 per share. Based on the valuation of our common stock completed in August 2013, the fair value of RSUs granted through August 9, 2013 was determined to be $20.62 per share.

Quantitative and Qualitative Disclosure about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate and foreign exchange risks.

Interest Rate Fluctuation Risk

Our investment portfolio mainly consists of short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds. These securities are classified as available-for-sale and, consequently, are recorded on the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. Our investment policy and strategy is focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes.

A rise in interest rates could have a material adverse impact on the fair value of our investment portfolio. Based on our investment portfolio balance as of December 31, 2012 and June 30, 2013, a hypothetical increase in interest rates of 100 basis points would result in a decrease of approximately $0.9 million in the market value of our available-for-sale securities. We currently do not hedge these interest rate exposures.

Foreign Currency Exchange Risk

Transaction Exposure

We transact business in various foreign currencies and have international revenue, as well as costs denominated in foreign currencies, primarily the Euro, British Pound and Japanese Yen. This exposes us to the risk of fluctuations in foreign currency exchange rates. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, would negatively affect our revenue and other operating results as expressed in U.S. dollars.

We have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Foreign currency gain and loss were not significant in 2010, 2011 or 2012 or in the six months ended June 30, 2013. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Translation Exposure

We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of our foreign subsidiaries’ financial statements into U.S. dollars would result in a gain or loss recorded as a component of accumulated other comprehensive income (loss) which is part of stockholders’ deficit.

Revenue and related expenses generated from our international subsidiaries are generally denominated in the currencies of the local countries. Primary currencies include the Euros, British Pound and Japanese Yen. The statements of income of our international operations are translated into U.S. dollars at exchange rates indicative of market rates during each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions would result in reduced consolidated revenue and operating expenses. Conversely, our consolidated revenue and operating expenses would increase if the U.S. dollar weakens against foreign currencies. Foreign currency translation gains and losses were not significant in 2010, 2011 or 2012 or in the six months ended June 30, 2013.

BUSINESS

Overview

Twitter is a platform for public self-expression and conversation in real time. By developing a fundamentally new way for people to create, distribute and discover content, we have democratized content creation and distribution, enabling any voice to echo around the world instantly and unfiltered.

Our platform is unique in its simplicity: Tweets are limited to 140 characters of text. This constraint makes it easy for anyone to quickly create, distribute and discover content that is consistent across our platform and optimized for mobile devices. As a result, Tweets drive a high velocity of information exchange that makes Twitter uniquely “live.”

People are at the heart of Twitter. People come to Twitter for many reasons, and we believe that two of the most significant are the breadth of Twitter content and our broad reach. We have already achieved significant global scale, and we continue to grow. We have more than 215 million MAUs, and more than 100 million daily active users, spanning nearly every country. Our users include millions of people from around the world, as well as influential individuals and organizations, such as world leaders, government officials, celebrities, athletes, journalists, sports teams, media outlets and brands. Our users create approximately 500 million Tweets every day.

Twitter is a public platform where any user can create a Tweet and any user can follow other users. Importantly, our platform imposes no restrictions on whom a user can follow, which greatly enhances the breadth and depth of available content and allows users to discover the content they care about most. Additionally, users can be followed by thousands or millions of other users without requiring a reciprocal relationship, which we refer to as an asymmetric follow model. This asymmetric follow model significantly enhances the ability of our users to reach a broad audience. The public nature of our platform allows us and others to extend the reach of Twitter content beyond our properties. Media outlets distribute Tweets beyond our properties to complement their content by making it more timely, relevant and comprehensive. Tweets have appeared on over one million third-party websites, and in the second quarter of 2013 there were approximately 30 billion online impressions of Tweets off of our properties.

Twitter provides a compelling and efficient way for people to stay informed about their interests, discover what is happening in their world right now and interact directly with those they care about. We enable the timely creation and distribution of ideas and information among people and organizations at a local and global scale. Our platform allows users to browse through Tweets quickly and explore content more deeply through links, photos, media and other applications that can be attached to each Tweet. As a result, when events happen in the world, whether planned, like sporting events and television shows, or unplanned, like natural disasters and political revolutions, the digital experience of those events happens in real time on Twitter. People can communicate with each other in reaction to these events as they occur, creating powerful shared experiences.

Our platform partners and advertisers enhance the value we create for our users.

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Platform Partners.    Over six million websites have integrated with Twitter, adding value to our user experience by contributing content to our platform, broadly distributing content from our platform across their properties and using Twitter content and tools to enhance their websites and applications. Many of the world’s most trusted media outlets, including the BBC, CNN and Times of India, regularly use Twitter as a platform for content distribution. In addition, over three million applications have been registered by developers to enable them to integrate with our platform, and leverage Twitter content to enhance and extend their applications in new and creative ways.

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Advertisers.    Advertisers use our Promoted Products, the majority of which are pay-for-performance, to promote their brands, products and services, amplify their visibility and reach, and complement and extend the conversation around their advertising campaigns. We enable our advertisers to target an audience based on a variety of factors, including a user’s Interest Graph, which reflects, among other things, the users that they follow and the actions that they take on our platform, such as the Tweets they engage with and what they tweet about. Our Promoted Products are incorporated into our platform without disrupting or detracting from the user experience and are designed to be as compelling and useful to our users as other content on our platform.

Although we do not generate revenue directly from users or platform partners, we benefit from network effects where more activity on Twitter results in the creation and distribution of more content, which attracts more users, platform partners and advertisers, resulting in a virtuous cycle of value creation.

Mobile has become the primary driver of our business. Our mobile products are critical to the value we create for our users, and they enable our users to create, distribute and discover content in the moment and on-the-go. The 140 character constraint of a Tweet emanates from our origins as an SMS-based messaging system, and we leverage this simplicity to develop products that seamlessly bridge our user experience across all devices. In the three months ended June 30, 2013, 75% of our average MAUs accessed Twitter from a mobile device and over 65% of our advertising revenue was generated from mobile devices. We expect that the proportion of active users on, and advertising revenue generated from, mobile devices, will continue to grow in the near term.

We have experienced rapid growth in our user base and revenue in recent periods. In the three months ended June 30, 2013, our average MAUs increased by 66.9 million, or 44%, compared to the three months ended June 30, 2012. From 2011 to 2012, revenue increased $210.6 million, or 198%, to $316.9 million, net loss decreased by $48.9 million, or 38%, to $79.4 million and Adjusted EBITDA increased by $64.0 million, or 149%, to $21.2 million. From the six months ended June 30, 2012 to the six months ended June 30, 2013, revenue increased by $131.3 million, or 107%, to $253.6 million, net loss increased by $20.1 million to $69.3 million and Adjusted EBITDA increased by $20.7 million to $21.4 million. For information on how we define and calculate the number of MAUs and factors that can affect this metric, see the sections titled “Industry Data and Company Metrics” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.” For information on how we define and calculate Adjusted EBITDA, and a reconciliation of net loss to Adjusted EBITDA, see the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

The Evolution of Content Creation, Distribution and Discovery

The Internet and digitization have allowed for virtually all content to be made available online, but the vast array of content has made it difficult for people to find what is important or relevant to them. Over time, technologies have been developed to address this challenge:

Web Browsers.    In the early to mid-1990s, browsers, including Netscape Navigator and Internet Explorer, presented content on the Internet in a visually appealing manner and provided a better user interface to retrieve content by navigating specific websites and from one website to another. Early browsers were pre-loaded with bookmarks directing people to popular websites, but the content experience was generally not personalized or tailored to a person’s interests and information was often difficult to find unless the person knew what they were looking for and where to find it.

Web Portals.    In the mid to late-1990s, Yahoo!, AOL, MSN and other web portals aggregated and categorized popular content and other communication features to help people discover relevant information on the Internet. These portals, while convenient and with some ability to personalize, offer access to a limited amount of content.

Search Engines.    In the early-2000s, Google and other search engines rose to prominence by developing new ways to search for information on the Internet. Search engines provide much greater depth and breadth of relevant information than portals. Although search engines focus on delivering comprehensive and relevant information as directed by a specific user request, the search results are often only as good as the search algorithm and the amount of content in the search index. In addition, given the lag between live events and the creation and indexing of digital content, search engine results may lack real-time information. Because search engines only respond to specific user requests, they also generally do not surface content that a person has not requested, but may find interesting.

Social Networks.    In the mid-2000s, social networks, such as Facebook, emerged as a new way to connect with friends and family online. Social networks allow people to share information with their friends and family and discover information based on the interests of their connections. Although social networks enable their users to create and share content, they are generally closed, private networks that do not include content from outside the user’s friends, family and mutual connections. Consequently, while the content delivered by a social network may be relevant, the source is generally limited to those people with whom the user has a mutual, symmetric relationship, and, therefore, the depth and breadth of content available to people is also generally limited. Additionally, because most social network users have the expectation that only a limited portion of the content they create will be made available to the public, most social network content is generally only available within the particular social network on which it originated and is not broadly available off their networks, such as on other websites, applications or traditional media outlets like television, radio and print.

Twitter Continues the Evolution

Twitter continues the evolution of content creation, distribution and discovery by combining the following four elements at scale to create a platform for public self-expression and conversation in real time.

•	Public. Twitter is open to the world.

Content on Twitter is broadly accessible to our users and unregistered visitors. All users can create Tweets and follow other users. Since the vast majority of users on Twitter choose to communicate publicly on our platform, users can follow other users without requiring a reciprocal relationship. This asymmetric follow model significantly increases the breadth and depth of content available to users on our properties. In addition, the public nature of Twitter allows people to benefit from Twitter content even if they are not Twitter users or following the user that originally tweeted, as that content can travel virally on and off our properties to other websites and media, such as television and print.

For example, during Hurricane Sandy, Twitter filled a crucial emergency response role as government officials, such as Dawn Zimmer (@dawnzimmernj), mayor of Hoboken, New Jersey, and Mike Bloomberg (@MikeBloomberg), mayor of New York City, relief organizations and the public used our platform to convey essential information.

•	Real-Time. News breaks on Twitter.

Real-time content allows our users to experience the world around them digitally as events unfold, and enables our users to engage with content directly and instantly from the source. The combination of our tools, technology and format enables our users to quickly create and distribute content globally in real time with 140 keystrokes or the flash of a photo, and the click of a button. The ease with which our users can create content combined with our broad reach results in users often receiving content faster than other forms of media. Additionally, because our platform allows any of our over 215 million MAUs to contribute content, we have a vastly larger production capability than traditional media and news outlets.

For example, when Sohaib Athar (@ReallyVirtual) tweeted about hearing helicopters in the middle of the night in Abbottabad, Pakistan, he became a witness to the raid on Osama Bin Laden’s compound hours before traditional media and news outlets began to report on the event. Because @ReallyVirtual’s Tweets were public, they became a part of the broader reporting on the incident around the world.

•	Conversational. Twitter is where users come to express themselves and interact with the world.

Our users can interact on Twitter directly with other users, including people from around the world, as well as influential individuals and organizations. Importantly, these interactions can occur in public view, thereby creating an opportunity for all users to follow and participate in conversations on Twitter. These public conversations offer a complementary communication channel to media companies and advertisers and an opportunity for them to increase their ad engagement and reach through Twitter.

For example, when a Twitter user sought cooking advice from chef Mario Batali (@Mariobatali), the user received a response from @Mariobatali and musician Gavin Rossdale (@GavinRossdale) joined the conversation and provided some advice of his own.

•	Distributed. Tweets go everywhere.

Tweets are distributed not only on Twitter, but also off our properties by millions of websites around the world. Media outlets distribute Tweets beyond our properties to complement their content by making it more timely, relevant and comprehensive. The simple format of a Tweet, the public nature of content on Twitter and the ease of distribution off our properties allow media outlets to display Tweets on their online and offline properties, thereby extending the reach of Tweets beyond our properties. A 2013 study conducted by Arbitron Inc. and Edison Research found that 44% of Americans hear about Tweets through media channels other than Twitter almost every day.

For example, when President Barack Obama (@barackobama) won the 2012 U.S. presidential election, he first declared victory publicly not on television or other public media, but on Twitter. The President’s Tweet was viewed approximately 25 million times on our platform and widely distributed offline in print and broadcast media.

The combination of being public, real-time, conversational and distributed forms the foundation of our ability to provide value to our users, platform partners and advertisers.

Our Value Proposition to Users

People are at the heart of Twitter. We have more than 215 million MAUs from around the world. People come to Twitter for many reasons, and we believe that two of the most significant are the breadth of Twitter content and our broad reach. Our users consume content and engage in conversations that interest them by discovering and following the people and organizations they find most compelling. Our broad reach allows our users to express themselves publicly to a large global audience, and participate in global conversations.

Our platform has been used for charitable campaigns, disaster relief efforts, bearing witness to history, communicating with elected officials, political movements, responding to fans, empathizing with one another, blistering parody as social commentary, product announcements and live play-by-play of sporting events.

Our users contribute to the vibrancy of our platform by creating unique content and by favoriting, mentioning and retweeting content they discover. The interaction among our users, including some of the world’s most influential individuals and organizations, combined with the public, real-time, conversational and distributed nature of our platform creates a unique value proposition for our users, whether they are contributing content or discovering and consuming it.

Specifically, our platform provides our users with the following benefits:

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Sharing Content with the World.    Users leverage our platform to express themselves publicly to the world, share with their friends and family and participate in conversations by tweeting messages, photos and videos to their followers in real time. Furthermore, the public, real-time nature and tremendous global reach of our platform make it the content distribution platform of choice for many of the world’s most influential individuals and organizations, as well as millions of people and small businesses. Musicians tweet to launch albums, bloggers and journalists tweet to promote their latest posts or stories, professional athletes tweet to announce trades from one team to another, astronauts tweet photos from space and CEOs tweet corporate news.

For example, NASA tweeted the discovery of ice on Mars by the Mars Phoenix Rover (@MarsPhoenix).

Nobukazu Kuriki (@kurikiyama_EN) tweeted his journey up Mount Everest.

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Discovering Unique and Relevant Content.    Twitter’s over 215 million MAUs, spanning nearly every country, provide great breadth and depth of content across a broad range of topics, including literature, politics, finance, music, movies, comedy, sports and news. Twitter uniquely allows a user to filter the vast amount of content by choosing other users that they want to follow, thereby creating a highly relevant timeline of information that is personalized to their interests. We provide search and other discovery features, including trends, hashtags and #Discover, that help users find content ranging from well-known to obscure sources to follow events or topics that are most interesting to them. We further improve the relevancy of content our users receive by making recommendations for additional content based on their Interest Graph.

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Breaking News and Engaging in Live Events.    Users come to Twitter to discover what is happening in the world right now directly from other Twitter users. On Twitter, users tweet about live events instantly, whether it is celebrities tweeting to their fans, journalists breaking news or people providing eyewitness accounts of events as they unfold. Many individuals and organizations choose to break news first on Twitter because of the unique reach and speed of distribution on our platform. These events may be planned, like sporting events and television shows, or unplanned, like natural disasters and political revolutions. Users tweet about these events to entertain, editorialize, or commiserate and, in some cases, as a public service. We believe that no other platform complements live experiences as well as Twitter. As a result, Twitter is a primary source of information for our users. In addition, Twitter serves as a second screen to traditional media, enhancing the overall experience of an event by allowing users to share the experience with other users in real time. We believe this makes Twitter the social soundtrack to life in the moment.

For example, when US Airways Flight 1549 landed on the Hudson River near New York City, Twitter user Jānis Krūms (@jkrums) was among the first on the scene and tweeted his account of the situation for the world to see, all in real time.

The British Monarchy (@ClarenceHouse) announced the birth of Prince George of Cambridge on Twitter.

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Participating in Conversations.    We believe Twitter is the largest source of public conversation in the world. Through Twitter, not only can users communicate with friends and family, but they can also participate in conversations with other people from around the world, in ways that would not otherwise be possible.

For example, during the NBA lockout, Oklahoma City Thunder player Kevin Durant (@KDTrey5) was looking to get some exercise and he turned to Twitter. @KDTrey5 tweeted and as a result connected with George Overbey (@groverbey) and joined a flag football game at Oklahoma State University that night.

In addition to participating in conversations, users can simply follow conversations on Twitter or express interest in the conversation by retweeting or favoriting.

Our Value Proposition to Platform Partners

The value we create for our users is enhanced by our platform partners, which include publishers, media outlets and developers. These platform partners have integrated with Twitter through an API that we provide which allows them to contribute their content to our platform, distribute Twitter content across their properties and use Twitter content and tools to enhance their websites and applications.

We provide a set of development tools, APIs and embeddable widgets that allow our partners to seamlessly integrate with our platform. More than three million applications have been registered by developers to enable them to integrate with our platform and leverage Twitter content to enhance and extend their applications in new and creative ways.

Specifically, we provide our platform partners with the following benefits:

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Distribution Channel.    Platform partners use Twitter as a complementary distribution channel to expand their reach and engage with their audiences. Publishers and media outlets contribute content created for other media channels to Twitter and tweet content specifically created for Twitter. We provide platform partners with a set of widgets that they can embed on their websites and an API for their mobile applications to enable Twitter users to tweet content directly from those properties. As our users engage with this content on Twitter, they can be directed back to our partners’ websites and applications. We also provide our platform partners with a set of analytics tools to measure the user engagement and traffic generated by Twitter users.

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Complementary Real-Time and Relevant Content.    Twitter enables platform partners to embed or display relevant Tweets on their online and offline properties to enhance the experience for their users. Additionally, by enhancing the activity related to their programming or event on Twitter, media outlets can drive tune-in and awareness of their original content, leveraging Twitter’s strength as a second screen for television programming. For example, during Super Bowl XLVII, over 24 million Tweets regarding the Super Bowl were sent during the game alone and 45% of television ads shown during the Super Bowl used a hashtag to invite viewers to engage in conversation about those television ads on Twitter. In addition, in August 2013, Nielsen released the findings of a study which demonstrated that the volume of Tweets about a television program caused an increase in live television ratings in 29% of sampled television programs.

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Canvas for Enhanced Content.    Platform partners use Twitter Cards to embed images, video and interactive content directly into a Tweet. Twitter Cards allow platform partners to create richer content that all users can interact with and distribute. In addition, by integrating Twitter Cards functionality into their websites, platform partners can ensure that whenever they or any user tweets from their websites or applications, the Tweet will automatically include rich content like a photo, a video, a sound clip, an article summary or information about a product, and make it instantly accessible to any other user on Twitter.

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Building with Twitter Content.    Platform partners leverage Tweets to enhance the experience for their users. Developers incorporate Twitter content and use Twitter tools to build a broad range of applications. Media partners incorporate Twitter content to enrich their programming and increase viewer engagement by providing real-time Tweets that express public opinion and incorporate results from viewer polls on Twitter. For example, one developer uses access to Twitter content to provide alerts for its clients about a variety of topics and industries in advance of mainstream news. The developer’s application scans through all Tweets generated on our platform and identifies Tweets that appear to be credible and newsworthy based on certain aspects of a Tweet, such as the influence of the user who tweeted it, the user’s geographic location and patterns of the user’s Tweets. Another developer uses its algorithms and access to content on our platform to generate reports for brands, media companies and political campaigns that let the developer’s clients know what people are saying about them on Twitter and why.

Our Value Proposition to Advertisers

We provide compelling value to our advertisers by delivering the ability to reach a large global audience through our unique set of advertising services, the ability to target ads based on our deep understanding of our users and the opportunity to generate significant earned media. Advertisers can use Twitter to communicate directly with their followers for free, but many choose to purchase our advertising services to reach a broader audience and further promote their brands, products and services.

Advertisers can market on our platform in a variety of ways, from broad global campaigns to highly-targeted local ads. Our Promoted Products enable our advertisers to promote their brands, products and services, amplify their visibility and reach, and complement and extend the conversation around their advertising campaigns. By leveraging our targeting capabilities, advertisers can reach users that are more likely to engage with their ads and improve the return on their advertising spend.

We use an auction for our pay-for-performance Promoted Products. The algorithms underlying the auction take into account the predicted ad engagement rate of an advertiser’s campaign. As such, advertisers with higher quality and more relevant ads generally have a higher probability of being successful in the auction and can win the auction with lower bids.

Specifically, our platform provides our advertisers with the following benefits:

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Unique Ad Formats Native to the User Experience.    Our Promoted Products provide advertisers with an opportunity to reach our users without disrupting or detracting from the user experience on our platform. For example, Promoted Tweets appear within a user’s timeline just like an ordinary Tweet, regardless of device, whether it be desktop or mobile. Similarly, Promoted Accounts and Promoted Trends also appear in the same format and place as organic account recommendations and trends, respectively. All of our Promoted Products are labeled as “promoted.”

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Targeting.    Our pay-for-performance Promoted Products enable advertisers to reach users based on many factors. Importantly, because our asymmetric follow model does not require mutual follower relationships, people can follow the users that they find most interesting. These follow relationships are then combined with information regarding a user’s activity on our platform, including who the user replies to, what Tweets the user favorites or retweets, links the user clicks, the location of the user and what the user tweets about, to form a user’s Interest Graph. Twitter’s asymmetric follow model makes it easy for users to follow and unfollow other users. As a result, our users regularly add and remove accounts from their follow list, improving and updating their Interest Graphs. We believe a user’s Interest Graph produces a clear and real-time signal of a user’s interests, greatly enhancing our targeting capability.

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Earned Media and Viral Global Reach.    The public and distributed nature of our platform enables Tweets to spread virally, potentially reaching all of our users and people around the world. Our users retweet, reply to or start conversations about interesting Tweets, whether those Tweets are Promoted Tweets or organic Tweets by advertisers. An advertiser only gets charged when a user engages with a Promoted Tweet that was placed in a user’s timeline because of its promotion. By creating highly compelling and engaging ads, our advertisers can benefit from users retweeting their content across our platform at no incremental cost.

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Advertising in the Moment.    Twitter’s real-time nature allows our advertisers to capitalize on live events, existing conversations and trending topics. By using our Promoted Products, advertisers can create a relevant ad in real time that is shaped by these events, conversations and topics.

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Pay-for-Performance and Attractive Return on Investment.    Our advertisers pay for Promoted Tweets and Promoted Accounts on a pay-for-performance basis. Our advertisers only pay us when a user engages with their ad, such as when a user clicks on a link in a Promoted Tweet, expands a Promoted Tweet, replies to or favorites a Promoted Tweet, retweets a Promoted Tweet, follows a Promoted Account or follows the account that tweets a Promoted Tweet. The pay-for-performance structure aligns our interests in delivering relevant and engaging ads to our users with those of our advertisers.

In 2012, we commissioned a survey with Nielsen to measure the impact of our advertising services on brand awareness and purchase intent. Nielsen’s study found that users who engaged with a brand’s Promoted Tweet reported on average 30% higher brand favorability and 53% higher purchase intent than users who did not engage. These results highlight the value of an ad engagement on Twitter and the importance of reaching a relevant audience with compelling content to further drive ad engagement.

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Extension of Offline Advertising Campaigns.    Twitter advertising complements offline advertising campaigns, such as television ads. Integrating hashtags allows advertisers to extend the reach of an offline ad by driving significant earned media and continued conversation on Twitter. Additionally, we enable advertisers to engage directly on Twitter with users who have been exposed to their ads on television. We believe that synchronizing Twitter and television advertising campaigns makes brand messages more engaging and interactive.

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Connect in Context.    Because the vast majority of Tweets are public, advertisers can gain meaningful insights and market intelligence from, and respond directly to, the feedback in customers’ and others’ Tweets. Our users discuss what they care about and what is happening around them right now. Our advertisers have powerful context to connect their messages to what is most meaningful to users in real time, and can engage with their customers in a way that is unique to Twitter.

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Twitter Amplify.    Advertisers and media outlets can use Twitter Amplify to drive ad engagement and conversation on our platform during live programs. With Twitter Amplify, media outlets can attach real-time video clips about live events to Tweets, including instant replays of sports highlights and behind-the-scenes content, providing users with timely content that complements their television experience or reminds users to tune in to what they may be missing. For example, during the NCAA college basketball tournament, which began in March 2013, some of our users received Tweets or Promoted Tweets containing video highlights of plays from tournament games in real time, allowing them to view these highlights within the Tweet or Promoted Tweet directly in their timelines. Twitter Amplify provides advertisers with the opportunity to embed short video ads before and after the real-time video clip, complementing the conversation that is happening about these live events on our platform and in the world. Twitter Amplify partners include large advertisers and prominent media partners.

Our Value Proposition to Data Partners

We offer data licenses that allow our data partners to access, search and analyze historical and real-time data on our platform. Since the first Tweet, our users have created over 300 billion Tweets spanning nearly every country. Our data partners use this data to generate and monetize data analytics, from which data partners can identify user sentiment, influence and other trends.

Specifically, our platform provides our data partners with the following benefits:

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Access to Actionable Data.    Our platform enables data partners to analyze and act upon data that is current, unfiltered and public. Our data is the foundation for applications and tools that can draw relationships between social interactions and business results, and even derive signals that influence economic, political and public health and safety decisions. For example, one of our data partners applies its algorithms to Twitter data in order to generate financial market-relevant information which it sells to its customers.

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Ability to Create Measurement Standards.    We provide our data partners with the tools and data to find the right signal for the right audience. Our users tweet to express their thoughts and opinions about what is happening around them, creating data that can be analyzed to identify trends and other valuable insights.

Our Market Opportunity

We offer advertising services to help advertisers better achieve their goals. We design our advertising services to be engaging for users and personalized to their interests. Twitter’s public, real-time, conversational and distributed content and our differentiated ability to target users through their Interest Graphs enable advertisers to promote their brands, products and services, amplify their visibility and reach, and complement and extend the conversation around their advertising campaigns.

We believe our advertising services address the large online and mobile advertising markets:

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Online Advertising.    From 2012 to 2017, the worldwide online advertising market, excluding mobile advertising, is projected to increase from $91.1 billion to $124.7 billion, representing a 6.5% compounded annual growth rate, according to industry sources.

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Mobile Advertising.    From 2012 to 2017, the worldwide mobile advertising market is projected to increase from $10.0 billion to $52.2 billion, representing a 39.2% compounded annual growth rate, according to industry sources.

Growth Strategy

We believe that the growth of our business is driven by a virtuous cycle that starts with what is best for our users. Growth in our user base drives more unique content, which in turn drives the viral, organic promotion of content on and off our properties, thereby attracting more platform partners and advertisers. As we attract more users, the value proposition for advertisers increases, thereby incentivizing advertisers to develop unique and compelling content for our platform. We have aligned our growth strategy around these three primary constituents.

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Users.    Growth in our user base and user engagement is a fundamental driver to the growth of our business, and we believe that there is a significant opportunity to expand our user base. Industry sources estimate that as of 2012 there were 2.4 billion Internet users and 1.2 billion smartphone users, of which only 215 million are MAUs of Twitter.

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Geographic Expansion.    We continue to focus on growing our user base across all geographies. We plan to develop a broad set of partnerships globally to increase relevant local content on our platform and make Twitter more accessible in new and emerging markets.

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Mobile Applications.    In the three months ended June 30, 2013, 75% of our average MAUs accessed Twitter from a mobile device. Our most engaged users are those who access Twitter via our mobile applications. We plan to continue to develop and improve our mobile applications to drive user adoption of these applications.

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Product Development.    We plan to continue to build and acquire new technologies to develop and improve our products and services and make our platform more valuable and accessible to people around the world.

•	Platform Partners. We believe growth in our platform partners is complementary to our user growth strategy and the overall expansion of our platform.

•	Expand the Twitter Platform to Integrate More Content. We plan to continue to build and acquire new technologies to enable our platform partners to distribute content of all forms.

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Partner with Traditional Media.    Twitter has a complementary relationship with other media, including music services, news outlets and television networks. We plan to continue to leverage our media relationships to drive more content distribution on our platform and create more value for our users and advertisers.

•	Advertisers. We believe we can increase the value of our platform for our advertisers by enhancing our advertising services and making our platform more accessible.

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Targeting.    We plan to continue to improve the targeting capabilities of our advertising services. We recently introduced keyword targeting, which allows advertisers to reach users based on words, including words marked with a hashtag, in their recent Tweets and the Tweets with which users recently engaged and television targeting, which enables advertisers to engage directly with people on Twitter who have been exposed to their ads on television.

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Opening Our Platform to Additional Advertisers.    We believe that advertisers outside of the United States represent a substantial opportunity and we plan to invest to increase our advertising revenue from international advertisers. Approximately 25% of our total revenue in the three months ended June 30, 2013, came from advertisers with billing locations outside of the United States, but approximately 77% of our average MAUs in the three months ended June 30, 2013 were from outside of the United States. We recently launched our self-serve advertising platform in the United States and we intend to launch our self-serve advertising platform in selected international markets. Opening our self-serve advertising platform in international markets will allow us to reach many more advertisers than is currently possible. In international markets, we currently rely on our direct sales force or resellers. As such, the number of advertisers on our platform in international markets is currently limited to those parties that our direct sales force or resellers contact and enlist as advertisers.

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New Advertising Formats.    We intend to develop new and unique ad formats for our advertisers. For example, we recently introduced our lead generation and application download Twitter Cards, and Twitter Amplify, which allows advertisers to embed ads into real-time video content.

Our Products and Services

We design our products to create a user-centric, interactive experience. Our development efforts focus on simplicity and ensuring that content can be accessed on any platform.

Products for Users

Twitter.    Twitter allows users to express themselves and create, distribute and discover content.

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Home Timeline.    The timeline is a key component of the user experience. A user’s timeline displays the user’s individual Tweets as well as Tweets from the users they follow, with the most recent Tweets appearing at the top of the timeline. The timeline prompts the user to refresh whenever a followed user sends a new Tweet. The timeline is designed to be simple and easy to digest, and displays only the user profile picture and text content of each Tweet. If a Tweet contains rich media content, or is part of a broader conversation involving favorites, replies and Retweets, the user can expand the Tweet to display this content in the timeline.

•	Self-Expression Mechanisms.

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Tweet Composer.    When a user wants to create a Tweet, they can do so by simply clicking on the “Compose new Tweet” box or icon, composing a Tweet and clicking “Tweet” to send the Tweet to their followers.

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Profile.    The user profile includes a user’s name, Twitter username, location, website, photograph and short biography, and also includes lists of the accounts that the user is following, the user’s followers, the user’s Tweets and media gallery.

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Lists.    A list is a curated group of Twitter users. Users can create their own lists or subscribe to lists created by other users. Viewing a list timeline will show the user a stream of Tweets from only the users on that list.

•	Social Mechanisms.

•	Follow. Users select which other users they want to follow based on what interests them. The Tweets of the users they follow are displayed in their timeline.

•	Who to Follow. Our user recommendation engine, “Who to Follow,” provides users with recommendations for other users to follow based on their interests and who they are currently following.

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Favorites, @Replies and Retweets.    Various features enable users to interact with Tweets created by other users. Users can click on the “Favorite” button on a Tweet to demonstrate their support of or interest in the Tweet. Users can also reply to a Tweet created by another user by clicking the “Reply” button on the Tweet, which we refer to as an @reply, building on the original content and sharing their thoughts and opinions with the sender. A Tweet can also be resent, or retweeted, by a user that has received it by clicking the “Retweet” button on the Tweet, which enables users to redistribute the original Tweet to their followers.

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Mentions.    Users can refer to, or mention, other users in their Tweets and Retweets by denoting the recipient with the “@” symbol followed by their username. We display mentions, including @replies, on the @Connect page of the user mentioned.

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@Connect.    Users can see their history of interactions with other Twitter users by going to their @Connect page, which collects and displays information about a user’s followers and interactions with other users on Twitter.

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Direct Messages.    In order to allow non-public communication among Twitter users, Twitter allows users to send private messages, known as direct messages. Users can only send a direct message to a user who is following them and can only receive direct messages from users they follow.

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Protected Tweets.    Twitter also provides its users with the ability to make their Tweets private. A user who chooses to utilize this feature must choose to accept a new follower request before his or her Tweets are visible to that follower.

•	Discovery Mechanisms.

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Trends.    Topics that are tweeted about at a high rate can become trends on Twitter. Trends are often indicators of what is current and popular at any given moment in a particular country or worldwide. Some trends are preceded by “#,” which we refer to as a hashtag. Hashtags are included in Tweets to mark them as relating to a topic, enabling trends to be more easily identified and conversations on a given topic to be more easily found.

•	Search. Twitter Search enables users to find a real-time targeted list of the Tweets and users most relevant to their search topic by keyword, hashtag or username.

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#Discover.    The Twitter #Discover tool enables users to find interesting and relevant information that they may not have found in their own timeline or through searches. A user’s interests, their followers and activity determine what is displayed on the user’s #Discover page.

•	Notifications.

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Email, SMS and Push Notifications.    Users can customize how they are notified about activity on Twitter. They may elect to receive email notifications, SMS messages and mobile push notifications, which are alerts sent to the home screen of a mobile device by a mobile application.

•	Platform Ubiquity. We make Twitter available across a variety of mobile and desktop applications and websites.

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Mobile Applications.    Twitter is available across a wide range of mobile devices, including Android phones and tablets, iPhone, iPad, Blackberry, Windows Phone and Nokia S40. We tailor our products and services to each system to create a rich Twitter experience for our users, taking advantage of the capabilities of each device and its operating system.

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Mobile Web and Twitter.com.    Twitter is available on the web at mobile.twitter.com and twitter.com. We operate tailored versions of our mobile website for smartphone browsers and feature phone browsers to deliver a compelling user experience for users, regardless of how they access our platform.

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SMS.    Users in many countries around the world can register, follow accounts, receive notifications and send Tweets entirely through SMS. Our relationships with over 250 mobile carriers enable users who are customers of these carriers to engage with Twitter through SMS.

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Desktop Applications.    Our TweetDeck application enables users to view multiple streams of Tweets in real time, and execute custom search queries against real-time content. A Twitter application is available on the Macintosh and Windows 8 platforms.

Vine.    Vine is a mobile application available on the iOS and Android operating systems that enables users to create and distribute short looping videos of up to six seconds in length. Vine users create and distribute their videos to their followers on Vine, with the option of tweeting them to their Twitter followers and sharing them on social networks. Users on Vine can follow other users, re-broadcast to their followers by revining, comment on videos and embed videos on websites. We do not currently place, or currently plan to place, ads on Vine.

#Music.    #Music is a mobile application that helps users discover new music and artists based on Tweets. #Music is available on the iOS platform. #Music uses data from the Twitter API to surface trending music artists in a variety of genres, and allows users to browse through artists based on social relationships on Twitter. We do not currently place, or currently plan to place, ads on #Music.

Our terms of service govern our users’ access to and use of our products and services, as well as any content uploaded, downloaded or appearing on our products and services. By agreeing to our terms of service, our users agree to be responsible for their use of our products and services, for any content they post to our products and services and for any consequences thereof. Our terms of service allow us to alter or limit use of our products and services or terminate a user’s right to use them at our sole discretion. We have the right to remove or refuse to distribute any content and to suspend or terminate users at any time. Our users retain their rights to any content they submit, post or display on our products and services and grant us a license to use, publish and distribute such content, including to our third-party partners. Our users also agree to our privacy policy which describes our collection and use of their information. Our users agree that we, and the third parties with whom we partner, may place targeted advertising on our products and services. Any user may terminate this agreement with us at any time for any reason by deactivating their account and discontinuing their use of our products and services.

Products for Platform Partners

We provide a set of tools, public APIs and embeddable widgets that developers can use to contribute their content to our platform, distribute Twitter content across their properties and enhance their websites and applications with Twitter content. Over six million websites have integrated with Twitter, adding value to our user experience. In addition, over three million applications have been registered by developers to enable them to integrate with our platform, and leverage Twitter content to enhance and extend their applications in new and creative ways. The goal of our platform product development is to make it easy for developers to integrate seamlessly with Twitter.

Key elements of the Twitter platform products include:

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Twitter Cards.    Twitter Cards enable developers to attach content and functionality to Tweets, and have that content appear wherever a Tweet is displayed throughout web and mobile applications. Developers can link Twitter Cards directly to their own mobile application or website, in order to drive visits and application installs.

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The Twitter Public API.    The Twitter public API allows platform partners to integrate Twitter content and follower relationships into their applications. For example, a platform partner can connect to the Twitter public API in order to collect, filter and integrate real-time content from Twitter into a live television program or a third-party website to integrate Tweets into a sentiment monitoring application to help companies monitor and measure conversation on Twitter about their brand.

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Twitter for Websites.    Twitter for Websites is a set of tools that enable platform partners to integrate Twitter content and functionality into their websites. Sites can embed single Tweets or timelines of Tweets, or add Tweet buttons to their websites that make it easy for visitors to follow particular accounts or Tweet about the content they are viewing.

Products and Services for Advertisers

Our Promoted Products enable our advertisers to promote their brands, products and services, amplify their visibility and reach, and extend the conversation around their advertising message. Currently, our Promoted Products consist of the following:

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Promoted Tweets.    Promoted Tweets, which are labeled as “promoted,” appear within a user’s timeline or search results just like an ordinary Tweet regardless of device, whether it be desktop or mobile. Using our proprietary algorithm and understanding of the interests of each user, we can deliver Promoted Tweets that are intended to be relevant to a particular user.

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Promoted Accounts.    Promoted Accounts, which are labeled as “promoted,” appear in the same format and place as accounts suggested by our Who to Follow recommendation engine. Promoted Accounts provide a way for our advertisers to grow a community of users who are interested in their business, products or services.

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Promoted Trends.    Promoted Trends, which are labeled as “promoted,” appear at the top of the list of trending topics for an entire day in a particular country or on a global basis. When a user clicks on a Promoted Trend, search results for that trend are shown in a timeline and a Promoted Tweet created by our advertisers is displayed to the user at the top of those search results. We feature one Promoted Trend per day per geography.

Our technology platform and information database enable us to provide targeting capabilities that make it possible for advertisers to promote their brands, products and services, amplify their visibility and reach, and complement and extend the conversation around their advertising campaigns, including the following:

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Interest and Gender Targeting.    Advertisers can target Promoted Tweets and Promoted Account campaigns based on interests and gender of users, which we predict based on the accounts that a user follows, and their history of interaction with content on Twitter.

•	Geographic Targeting. Advertisers can target Promoted Tweets and Promoted Accounts campaigns based on geography and they can purchase a Promoted Trend on a country-by-country or worldwide basis.

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Keyword Targeting.    Advertisers can target specific words that users engage with on Twitter, including words marked with a hashtag, either through search queries, the Tweets a user creates or the Tweets a user engages with.

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Television Targeting.    Advertisers can target users who have been exposed to their ads on television. We provide advertisers with this targeting capability by analyzing a user’s Tweets to determine which television shows a user has tweeted about and matching this information with information regarding which commercials were aired during these shows.

•	Device Targeting. Advertisers can target based on specific mobile or desktop devices to reach users in specific contexts.

When our customers purchase advertising services they have the ability to monitor their advertising campaigns as follows:

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Campaign Management.    Our campaign management capability tools allow advertisers to monitor and make changes to campaigns in real time as ads are delivered. This allows advertisers to actively manage their campaigns as they gain deeper insight into their target audience and react to events and user reactions as they unfold.

•	Real-Time Analytics. Our analytics tools give our advertisers insight into user response to their ads, which helps them to understand the success of campaigns as well as customer preferences.

•	Advertiser API. Our APIs enable advertisers to integrate with Twitter and build websites and applications that integrate our campaign management and analytics tools.

Products for Data Partners

We offer subscription access to our data feed for data partners who wish to access data beyond the public API.

Competition

We face significant competition for users, advertisers and personnel.

Users.    We compete against many companies to attract and engage users, some of which have greater financial resources and substantially larger user bases, such as Facebook (including Instagram), Google, LinkedIn, Microsoft and Yahoo!. We also compete against smaller companies such as Sina Weibo, LINE and Kakao, each of which is based in Asia.

We believe that our ability to compete effectively for users depends upon many factors, including the usefulness, ease of use, performance and reliability of our products and services; the amount, quality and timeliness of content generated by our users; our ability to establish and maintain relationships with platform partners that integrate with our platform; and our reputation and the strength of our brand.

Advertisers.    We also face significant competition for advertiser spend. The substantial majority of our revenue is generated from the sale of advertising services, and we compete against online and mobile businesses and traditional media outlets, such as television, radio and print, for advertising spend.

We believe that our ability to compete effectively for advertiser spend depends upon many factors, including the size and composition of our user base; our ad targeting capabilities; the timing and market acceptance of our advertising services; our marketing and selling efforts; the return our advertisers receive from our advertising services; and our reputation and the strength of our brand.

Personnel.    We also experience significant competition for highly skilled personnel, including senior management, engineers, designers and product managers. Our growth strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees. Competition for highly skilled personnel is intense, particularly in the San Francisco Bay Area, where our headquarters is located, and we compete for personnel against online and mobile businesses, other companies in the technology industry and traditional media businesses, such as television, radio and print.

We believe that our ability to compete effectively for highly skilled personnel depends upon many factors, including a work environment that encourages independence, creativity and innovation; opportunities to work on challenging, meaningful and important products; the reputation and strength of our brand; and compensation.

We believe that we compete favorably on the factors described above. However, our industry is evolving rapidly and is becoming increasingly competitive. See the sections titled “Risk Factors—If we are unable to compete effectively for users and advertiser spend, our business and operating results could be harmed” and “Risk Factors—We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.”

Technology, Research and Development

Twitter is composed of a set of core, scalable and distributed services that are built from proprietary and open source technologies. These systems are capable of delivering billions of short messages to hundreds of millions of people a day in an efficient and reliable way.

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Twitter’s Scale.    Tweets are delivered to users via the twitter.com website, through over a dozen owned and operated Twitter applications, and through widgets that appear on over six million different websites. We deliver more than 200 billion Tweets per day to our users. Each time a user creates a Tweet, it is delivered to each follower of such user that requests a timeline. If a follower then retweets it, the Tweet is delivered to each of their followers who request a timeline. In addition, we deliver to users any Tweets that may be generated through our trends, search or #Discover functions. This process requires our infrastructure to collect and efficiently deliver large volumes of information daily.

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Real-time, Service Oriented Architecture.    Twitter’s architecture is optimized so users perceive instantaneous change. The time between a Tweet being created and having it available for users to see and interact with in the product is measured in tenths of a second. In general, the latency between two events occurring in our infrastructure is measured in millisecond increments.

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Foundational Infrastructure and Data.    Our users have created over 300 billion Tweets. Our customized technology replicates and balances this data across multiple geographically distributed databases and allows us to store, access and modify it at scale.

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Relevancy and Content Analysis.    We have built systems and algorithms to organize content to enable users to find and discover the most relevant content, people and topics on Twitter. Our key technologies include a distributed, fixed-latency, high performance search system that allows us to efficiently index, retrieve and score users and their content in real time. We have also built a trending platform to determine trending topics on Twitter.

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Advertising Technology.    Our advertising platform allows advertisers to reach users based on many factors, including their Interest Graphs. We use sophisticated algorithms to determine the likelihood of user engagement with specific ads. We use these algorithms to match advertiser demand with Twitter users by placing Promoted Tweets and Promoted Accounts into a user’s Twitter experience in a way that optimizes for both user experience and the value we deliver to advertisers.

Sales and Marketing

We have a global sales force and sales support staff that is focused on attracting and retaining advertisers. Our sales force and sales support staff assists advertisers throughout the advertising campaign cycle, from pre-purchase decision making to real-time optimizations as they utilize our campaign management tools, and to post-campaign analytics reports to assess the effectiveness of their advertising campaigns. Our advertisers also use our self-serve advertising platform to launch and manage their advertising campaigns.

Since our inception, our user base has grown primarily by word-of-mouth. Our marketing efforts to date have focused on amplifying and accelerating this word-of-mouth momentum. Through these efforts and people’s increased usage of Twitter worldwide, we have been able to build our brand with relatively minimal marketing costs.

Intellectual Property

We seek to protect our intellectual property rights by relying on federal, state and common law rights in the United States and other countries, as well as contractual restrictions. We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information and proprietary technology. In addition to these contractual arrangements, we also rely on a combination of trademarks, trade dress, domain names, copyrights, trade secrets and patents to help protect our brand and our other intellectual property.

As of June 30, 2013, we had 6 issued patents and approximately 80 filed patent applications in the United States and foreign countries relating to message distribution, graphical user interfaces, security and related technologies. Our issued United States patents are expected to expire between 2028 and 2030.

We may be unable to obtain patent or trademark protection for our technologies and brands, and our existing patents and trademarks, and any patents or trademarks that may be issued in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, any patents and trademarks may be contested, circumvented or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting or otherwise violating them.

Our Innovator’s Patent Agreement, or IPA, also limits our ability to prevent infringement of our patents. In May 2013, we implemented the IPA, which we enter into with our employees and consultants, including our founders. Under the IPA, we have agreed, subject to certain exceptions, not to assert any claims of a patent subject to the IPA without prior permission from the inventors of that particular patent, unless such claim is asserted for a defensive purpose. An assertion of claims of the patents subject to the IPA is considered for a defensive purpose if the claims are asserted: (i) against an entity that has filed, maintained, threatened or voluntarily participated in a patent infringement lawsuit against us or any of our users, affiliates, customers, suppliers or distributors; (ii) against an entity that has filed, maintained or voluntarily participated in a patent infringement lawsuit against another in the past ten years, so long as the entity has not instituted the patent infringement lawsuit defensively in response to a patent litigation threat against the entity; or (iii) otherwise to deter a patent litigation threat against us or our users, affiliates, customers, suppliers or distributors. In addition, the IPA provides that the above limitations apply to any future owner or exclusive licensee of a patent subject to the IPA, which could limit our ability to sell or license our patents to third parties.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. We are presently involved in a number of intellectual property lawsuits, and from time to time we face, and we expect to face in the future, allegations that we have infringed or otherwise violated the patents, copyrights, trademarks, trade secrets, and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more intellectual property-related claims and litigation matters. For additional information, see the sections titled “Risk Factors—We are currently, and expect to be in the future, party to intellectual property rights claims that are expensive and time consuming to defend, and, if resolved adversely, could have a significant impact on our business, financial condition or operating results” and “—Legal Proceedings.”

Government Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, rights of publicity, data protection, content regulation, intellectual property, competition, protection of minors, consumer protection, taxation or other subjects. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate.

We are also subject to federal, state and foreign laws regarding privacy and the protection of user data. Foreign data protection, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive than those in the United States. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection that could affect us. For example, regulation relating to the 1995 European Union Data Protection Directive is currently being considered by European legislative bodies that may include more stringent operational requirements for entities processing personal information and significant penalties for non-compliance.

In March 2011, to resolve an investigation into various incidents, we entered into a settlement agreement with the FTC that, among other things, requires us to establish an information security program designed to protect non-public consumer information and also requires that we obtain biennial independent security assessments. The FTC investigation was the result of two separate incidents in which unauthorized intruders obtained administrative passwords of certain Twitter employees. In one of the incidents, the intruder accessed the employee’s administrative capabilities to fraudulently reset various user passwords and post unauthorized Tweets. The obligations under the settlement agreement remain in effect until the latter of March 2, 2031, or the date 20 years after the date, if any, on which the U.S. government or the FTC files a complaint in federal court alleging any violation of the order. Violation of existing or future regulatory orders, settlements, or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Twitter users may be restricted from accessing Twitter from certain countries, and other countries have intermittently restricted access to Twitter. For example, Twitter is not directly accessible in China. It is possible that other governments may seek to restrict access to or our block our website or mobile applications, censor content available through our products or impose other restrictions that may affect the accessibility or usability of Twitter for an extended period of time or indefinitely.

We have a public policy team that monitors legal and regulatory developments in the U.S., as well as a number of foreign countries, and works with policymakers and regulators in the U.S. and internationally.

For additional information, see the section titled “Risk Factors—Our business is subject to complex and evolving U.S. and foreign laws and regulations. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth or engagement, or otherwise harm our business.”

Employees

As of June 30, 2013, we had approximately 2,000 full-time employees.

Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims and government investigations in the ordinary course of business. We are involved in litigation, and may in the future be involved in litigation, with third parties asserting, among other things, infringement of their intellectual property rights. In addition, the nature of our business exposes us to claims related to defamation, rights of publicity and privacy, and personal injury torts resulting from information that is published or made available on our platform. This risk is enhanced in certain jurisdictions outside the United States where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the United States. Although the results of the legal proceedings, claims and government investigations in which we are involved cannot be predicted with certainty, we do not believe that there is a reasonable possibility that the final outcome of these matters will have a material adverse effect on our business, financial condition or operating results.

Future litigation may be necessary, among other things, to defend ourselves, our platform partners and our users by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Facilities

In April 2011, we entered into a lease effective through April 2018 for approximately 214,950 square feet of office space that houses our principal offices in San Francisco, California. In June 2012, we amended the lease to include approximately 85,259 square feet of additional office space for a term effective through November 2021. We have leases with data center operators in the United States pursuant to various lease agreements and co-location arrangements. We believe our facilities are sufficient for our current needs.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of June 30, 2013:

Name	Age	Position
Executive Officers:
Richard Costolo	49	Chief Executive Officer and Director
Ali Rowghani	40	Chief Operating Officer
Mike Gupta	42	Chief Financial Officer
Adam Bain	39	President of Global Revenue
Christopher Fry	43	Senior Vice President of Engineering
Alexander Macgillivray	40	General Counsel and Secretary

Non-Employee Directors:
Jack Dorsey	36	Chairman
Peter Chernin	62	Director
Peter Currie	56	Director
Peter Fenton	40	Director
David Rosenblatt	45	Director
Evan Williams	41	Director

Executive Officers

Richard Costolo.    Mr. Costolo has served as our Chief Executive Officer since October 2010 and as a member of our board of directors since September 2009. From September 2009 to October 2010, Mr. Costolo served as our Chief Operating Officer. From June 2007 to June 2009, Mr. Costolo served as Group Product Manager at Google Inc., a provider of Internet-related products and services. From October 2003 to May 2007, Mr. Costolo served as Co-Founder and Chief Executive Officer of FeedBurner, Inc., an RSS subscription feed provider, which was acquired by Google in 2007. Mr. Costolo holds a B.S. in Computer Science from the University of Michigan, Ann Arbor.

Mr. Costolo was selected to serve on our board of directors because of his extensive background as a founder and an executive of companies in the technology industry and the perspective and experience he brings as our Chief Executive Officer.

Ali Rowghani.    Mr. Rowghani has served as our Chief Operating Officer since December 2012 and served as our Chief Financial Officer from March 2010 to December 2012. From June 2002 to March 2010, Mr. Rowghani served in several roles at Pixar Animation Studios, Inc., a computer animation film studio, including as Chief Financial Officer and Senior Vice President of Strategic Planning. Mr. Rowghani holds a B.A. in International Relations and an M.B.A. from Stanford University.

Mike Gupta.    Mr. Gupta has served as our Chief Financial Officer since December 2012 and served as our Vice President of Corporate Finance and Treasurer from November 2012 to December 2012. From May 2011 to November 2012, Mr. Gupta served in two roles at Zynga Inc., an online provider of social game services, including as Senior Vice President and Treasurer. From February 2003 to May 2011, Mr. Gupta served in several roles at Yahoo! Inc., an Internet company, including as Senior Vice President of Corporate Development and Finance and Chief Treasury Officer. Mr. Gupta holds a B.S. in Accounting and Economics from New York University and an M.B.A. from the University of Chicago.

Adam Bain.    Mr. Bain has served as our President of Global Revenue since September 2010. From September 1999 to September 2010, Mr. Bain served in several roles at News Corporation, a diversified media company, including as Executive Vice President of Products & Technology and as President of its advertising arm, Fox Audience Network, Inc. Mr. Bain holds a B.A. in English Journalism from Miami University.

Christopher Fry.    Mr. Fry has served as our Senior Vice President of Engineering since March 2013. From April 2012 to March 2013, Mr. Fry served as our Vice President of Engineering. From June 2005 to April 2012, Mr. Fry served in several roles at salesforce.com, inc., an enterprise software company, including as Senior Vice President, Development. Mr. Fry holds a B.A. in Cognitive Science from Vassar College and a Ph.D. in Cognitive Science from the University of California, San Diego.

Alexander Macgillivray.    Mr. Macgillivray has served as our General Counsel since September 2009 and as our Secretary since January 2010. From May 2003 to July 2009, Mr. Macgillivray served in several roles at Google, including as Deputy General Counsel. Mr. Macgillivray holds a B.A. in the Independent Major of Reasoning and Decision Making from Princeton University and a J.D. from Harvard Law School.

Non-Employee Directors

Jack Dorsey.    Mr. Dorsey is one of our founders and has served as the Chairman of our board of directors since October 2008 and as a member of our board of directors since May 2007. Mr. Dorsey served as our President and Chief Executive Officer from May 2007 to October 2008. Since February 2009, Mr. Dorsey has served as Co-Founder and Chief Executive Officer of Square, Inc., a provider of payment processing services.

Mr. Dorsey was selected to serve on our board of directors because of the perspective and experience he brings as one of our founders and as one of our largest stockholders, as well as his extensive experience with technology companies.

Peter Chernin.    Mr. Chernin has served as a member of our board of directors since November 2012. Since June 2009, Mr. Chernin has served as Founder and Chairman of Chernin Entertainment, LLC, a film and television production company, and The Chernin Group LLC, which is involved in strategic opportunities in media, technology and entertainment. Since October 2010, Mr. Chernin has served as Co-Founder and Chairman of CA Media, LP, which builds and manages media, technology and entertainment businesses throughout the Asia Pacific region. From October 1996 to June 2009, Mr. Chernin served in several roles at News Corporation, most recently as President and Chief Operating Officer, and served as Chairman and Chief Executive Officer of The Fox Group, a subsidiary of News Corporation. Mr. Chernin currently serves on the boards of directors of American Express Company, a diversified financial services company, and Pandora Media, Inc., an online music streaming company. Mr. Chernin previously served on the boards of directors of various companies in the media industry and the technology industry, including News Corporation, DirecTV, Inc., E*Trade Financial Corporation and Gemstar-TV Guide International, Inc. Mr. Chernin holds a B.A. in English Literature from the University of California, Berkeley.

Mr. Chernin was selected to serve on our board of directors because of his operating and management experience at global media companies, his expertise in online and mobile markets and other new technologies and his service on the boards of directors of numerous other companies.

Peter Currie.    Mr. Currie has served as a member of our board of directors since November 2010. Since April 2004, Mr. Currie has served as President of Currie Capital LLC, a private investment firm. Mr. Currie previously served as Executive Vice President and Chief Administrative Officer of

Netscape Communications Corporation, a software company, and as Executive Vice President and Chief Financial Officer of McCaw Cellular Communications, Inc., a wireless communications company. Mr. Currie currently serves on the boards of directors of Schlumberger Limited, a petroleum industry services company, and a number of privately held companies. Mr. Currie previously served on the boards of directors of Clearwire Corporation, CNET Networks, Inc., Safeco Corporation and Sun Microsystems, Inc. Mr. Currie currently serves as President of the board of trustees of Phillips Academy. Mr. Currie holds a B.A. in Economics and French Literature from Williams College and an M.B.A. from Stanford University.

Mr. Currie was selected to serve on our board of directors because of his strong financial and operational expertise as a result of his service on the boards of directors of numerous other companies and experience serving in senior operating roles in high-growth, technology-driven companies.

Peter Fenton.    Mr. Fenton has served as a member of our board of directors since February 2009. Since September 2006, Mr. Fenton has served as a General Partner of Benchmark Capital, a venture capital firm. From October 1999 to May 2006, Mr. Fenton served as a Managing Partner at Accel Partners, a venture capital firm. Mr. Fenton currently serves on the boards of directors of Yelp, Inc., a local directory and user review service, and a number of privately held companies. Mr. Fenton holds a B.A. in Philosophy and an M.B.A. from Stanford University.

Mr. Fenton was selected to serve on our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

David Rosenblatt.    Mr. Rosenblatt has served as a member of our board of directors since December 2010. Since November 2011, Mr. Rosenblatt has served as Chief Executive Officer of 1stdibs.com, Inc., an online luxury marketplace. From October 2008 to May 2009, Mr. Rosenblatt served as President of Global Display Advertising at Google. Mr. Rosenblatt joined Google in March 2008 in connection with Google’s acquisition of DoubleClick, Inc., a provider of digital marketing technology and services. Mr. Rosenblatt joined DoubleClick in 1997 as part of its initial management team and served in several executive positions during his tenure, including as Chief Executive Officer from July 2005 to March 2008 and President from 2000 to July 2005. Mr. Rosenblatt currently serves on the boards of directors of IAC/InterActiveCorp, a media and Internet company, and a number of privately held companies. Mr. Rosenblatt holds a B.A. in East Asian Studies from Yale University and an M.B.A. from Stanford University.

Mr. Rosenblatt was selected to serve on our board of directors because of his operating and management experience with a range of Internet and technology companies, particularly his experience with companies that focused on monetizing large online audiences.

Evan Williams.    Mr. Williams is one of our founders and has served as a member of our board of directors since May 2007. From October 2008 to October 2010, Mr. Williams served as our President and Chief Executive Officer, from July 2009 to March 2010, as our Chief Financial Officer and from February 2008 to October 2008, as our Chief Product Officer. Since April 2011, Mr. Williams has served as Chief Executive Officer of Medium, an online publishing platform, and since October 2006, as Chief Executive Officer of The Obvious Corporation, a technology systems innovator.

Mr. Williams was selected to serve on our board of directors because of the perspective and experience he brings as one of our founders and as one of our largest stockholders, as well as his extensive experience with technology companies.

Each executive officer serves at the discretion of our board of directors and holds office until his successor is duly elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of, and our current certificate of incorporation authorizes, seven directors, four of whom qualify as “independent” under the listing standards of the                     . Pursuant to our current certificate of incorporation and amended and restated voting agreement, our current directors were elected as follows:

•	Mr. Costolo was elected as the designee reserved for the person serving as our Chief Executive Officer;

•	Mr. Dorsey was elected as the designee nominated by the person serving as our Chief Executive Officer and approved by a majority of the other members of our board of directors;

•	Messrs. Currie and Rosenblatt were elected as the designees nominated by our nominating and corporate governance committee;

•

Messrs. Chernin and Fenton were elected as the designees nominated by our nominating and corporate governance committee and approved by holders of a majority of shares of our capital stock owned by certain parties to our amended and restated voting agreement; and

•	Mr. Williams was elected as the designee nominated by holders of a majority of shares of our Series A convertible preferred stock owned by certain parties to our amended and restated voting agreement.

Our amended and restated voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his successor, or until his earlier death, resignation or removal.

Classified Board of Directors

We intend to adopt an amended and restated certificate of incorporation that will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Costolo and Fenton, and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	the Class II directors will be Messrs. Rosenblatt and Williams, and their terms will expire at the annual meeting of stockholders to be held in 2015; and

•	the Class III directors will be Messrs. Chernin, Currie and Dorsey, and their terms will expire at the annual meeting of stockholders to be held in 2016.

Each director’s term will continue until the election and qualification of his successor, or his earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Messrs. Chernin, Currie, Fenton and Rosenblatt do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the                     . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines. Our corporate governance guidelines will provide that one of our independent directors should serve as our Lead Independent Director at any time when our Chief Executive Officer serves as the Chairman of our board of directors or if the Chairman is not otherwise independent. Because Mr. Dorsey is our Chairman, our board of directors has appointed Mr. Currie to serve as our Lead Independent Director. As Lead Independent Director, Mr. Currie will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Messrs. Currie, Fenton and Rosenblatt, with Mr. Currie serving as Chairman, each of whom meets the requirements for independence under the listing standards of the             and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of the             . In addition, our board of directors has determined that Mr. Currie is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the                     .

Compensation Committee

Our compensation committee consists of Messrs. Chernin, Fenton and Rosenblatt, with Mr. Fenton serving as Chairman, each of whom meets the requirements for independence under the listing standards of the             and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3, and an outside director, as defined pursuant to Section 162(m) of the Code, or Section 162(m). Following the completion of this offering, our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the             .

Nominating and Corporate Governance Committee

Our nominating and governance committee consists of Messrs. Chernin, Currie and Rosenblatt, with Mr. Currie serving as Chairman, each of whom meets the requirements for independence under the listing standards of the             and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the             .

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. From December 2010 through January 2011, we sold an aggregate of 1,192,544 shares of our Series F convertible preferred stock to Benchmark Capital Partners VI, L.P. at a purchase price of approximately $7.63 per share, for an aggregate purchase price of $9,104,119. Mr. Fenton is a General Partner of Benchmark Capital. The sale of our Series F convertible preferred stock to Benchmark Capital Partners VI, L.P. was made in connection with our Series F convertible preferred stock financing and on substantially the same terms and conditions as all other sales of our Series F convertible preferred stock by us.

Non-Employee Director Compensation

Our non-employee directors do not currently receive, and did not receive in 2012, any cash compensation for their service on our board of directors and committees of our board of directors. As of December 31, 2012, Messrs. Currie and Rosenblatt were the only non-employee directors who held unvested shares of our common stock that would have accelerated if their services had been terminated in connection with a change in control.

The following table provides information regarding the total compensation that was granted to each of our directors who was not serving as an executive officer in 2012.

Name	Stock Awards(1)	Total
Jack Dorsey(2)	—	—
Peter Chernin(3)	$3,680,000	$3,680,000
Peter Currie(4)	—	—
Peter Fenton	—	—
David Rosenblatt(5)	—	—
Evan Williams	—	—

(1)

The amounts reported represent the aggregate grant-date fair value of the RSUs awarded to the director in 2012, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant-date fair value of the RSUs reported in this column are set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(2)	As of December 31, 2012, Mr. Dorsey had one option to purchase a total of 2,000,000 shares of our common stock. 25% of the shares of our common stock subject to this option vested on May 9, 2012, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such date. 791,666 of the shares of our common stock subject to this option were vested as of December 31, 2012.

(3)

As of December 31, 2012, Mr. Chernin had 200,000 RSUs. The RSUs vest upon the satisfaction of a service condition and a performance condition. The service condition will be satisfied as to 25% of the shares underlying the RSUs upon completion of one year of service measured from the vesting commencement date, subject to continued service through such date. Thereafter, but prior to satisfaction of the performance condition, an additional 1/48th of the total number of shares underlying the RSUs vests in monthly installments, subject to continued service through each such vesting date. After satisfaction of the performance condition, an additional 3/48th of the total number of shares underlying the RSUs will vest in quarterly installments, subject to continued service through each such vesting date. The performance condition will be satisfied on the earlier of (i) the date that is the earlier of (x) six months after the effective date of this offering or (y) March 8th of the calendar year following the effective date of this offering; and (ii) a change in control. The service condition was satisfied as to none of the shares of our common stock underlying the RSUs as of December 31, 2012.

(4)

As of December 31, 2012, Mr. Currie had one option to purchase a total of 400,000 shares of our common stock. 25% of the shares of our common stock subject to this option vested on November 18, 2011, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such date. 208,333 of the shares of our common stock subject to this option were vested as of December 31, 2012.

(5)

As of December 31, 2012, Mr. Rosenblatt had one option to purchase a total of 400,000 shares of our common stock. 25% of the shares of our common stock subject to this option vested on December 21, 2011, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such date. 200,000 of the shares of our common stock subject to this option were vested as of December 31, 2012.

Directors who are also our employees receive no additional compensation for their service as directors. During 2012, Mr. Costolo was an employee. See the section titled “Executive Compensation” for additional information about his compensation. In addition, Mr. Dorsey was our Executive Chairman in January 2012. Mr. Dorsey did not receive in 2012 any additional compensation for his service as Executive Chairman.

Following the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors would be eligible to receive equity awards and annual cash retainers as compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by each individual who served as our principal executive officer at any time in 2012, and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2012. These individuals were our named executive officers for 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard Costolo
Chief Executive Officer	2012	200,000	—	8,401,957	2,903,783	—	—	—	11,505,740
Adam Bain
President of Global Revenue	2012	200,000	—	4,705,102	1,613,325	200,000	—	—	6,718,427
Christopher Fry
Senior Vice President of Engineering	2012	145,513	100,000	10,094,000	—	—	—	—	10,339,513

(1)

The amounts reported represent the aggregate grant-date fair value of the stock options and RSUs awarded to the named executive officer in 2012, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant-date fair value of the RSUs reported in this column are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(2)	The amounts reported represent the total performance-based commissions earned and payable under our sales commission arrangement established for Mr. Bain.

Non-Equity Incentive Plan Awards

Adam Bain, our President of Global Revenue, was eligible to participate in a sales commission arrangement providing for the opportunity to receive incentive compensation based on the achievement of specified revenue targets throughout the year. For 2012, his target incentive compensation was equal to $200,000. The amounts earned under his incentive compensation opportunity were calculated by multiplying the applicable commission rate by the quarterly revenue actually achieved. The total amount of commissions paid to Mr. Bain under his 2012 sales commission arrangement is set forth under the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan in 2012.

Outstanding Equity Awards at 2012 Year-End

The following table sets forth information regarding outstanding stock options and stock awards held by our named executive officers as of December 31, 2012:

	Option Awards						Stock Awards(1)
Name	Grant Date(2)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(3)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Richard Costolo	9/4/2009	(5)	2,863,494	1,222,572	0.43	9/3/2019	—	—
	11/23/2010	(6)	2,140,772	1,969,512	1.83	11/22/2020	—	—
	4/12/2012	(7)	—	388,440	14.42	4/11/2022	—	—
	4/12/2012	(8)	—	—	—	—	582,660
Adam Bain	9/24/2010	(9)	1,488,631	1,157,825	0.85	9/23/2020	—	—
	11/23/2010	(6)	208,332	191,668	1.83	11/22/2020	—	—
	4/12/2012	(10)	—	217,526	14.42	4/11/2022	—	—
	4/12/2012	(11)	—	—	—	—	326,290
Christopher Fry	5/11/2012	(12)	—	—	—	—	600,000
	7/19/2012	(13)	—	—	—	—	100,000

(1)

As further described in the footnotes below, the shares of our common stock underlying the RSUs will vest upon the satisfaction of both a service condition and a performance condition. The performance condition will be satisfied on the earlier of (i) the date that is the earlier of (x) six months after the effective date of this offering or (y) March 8th of the calendar year following the effective date of this offering; and (ii) the date of a change in control.

(2)	Each of the outstanding equity awards was granted pursuant to our 2007 Plan.
(3)	This column represents the fair value of a share of our common stock on the date of grant, as determined by our board of directors.
(4)

The market price for our common stock is based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(5)

25% of the shares of our common stock subject to this option vested on September 1, 2010, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date. In December 2012, Mr. Costolo transferred all of his rights, title and interest with respect to 273,000 vested shares of our common stock originally subject to this option to his spouse, who subsequently transferred all of her rights, title and interest with respect to such shares to the Lorin Costolo 2012 Gift Trust, for which The Northern Trust Company serves as trustee.

(6)

25% of the shares of our common stock subject to this option vested on November 22, 2011, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

(7)

6.25% of the shares of our common stock subject to this option will vest on each of July 1, 2014, October 1, 2014, January 1, 2015 and April 1, 2015, and 18.75% of the shares of our common subject to this option vests on each of July 1, 2015, October 1, 2015, January 1, 2016 and April 1, 2016, subject to continued service through each such vesting date.

(8)

6.25% of the shares of our common stock underlying the RSUs will vest on each of July 1, 2014, October 1, 2014, January 1, 2015 and April 1, 2015, and 18.75% of the shares of our common stock underlying the RSUs vests on each of July 1, 2015, October 1, 2015, January 1, 2016 and April 1, 2016, subject to continued service through each such vesting date.

(9)

25% of the shares of our common stock subject to this option vested on September 7, 2011, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

(10)

12.5% of the shares of our common stock subject to this option will vest on July 1, 2014, and the balance vests in seven successive equal quarterly installments, subject to continued service through each such vesting date.

(11)

12.5% of the shares of our common stock underlying the RSUs will vest on July 1, 2014, and the balance vests in seven successive equal quarterly installments, subject to continued service through each such vesting date.

(12)

The service condition was satisfied as to 25% of the total number of shares of our common stock underlying the RSUs on May 1, 2013. Thereafter, but prior to satisfaction of the performance condition, an additional 1/48th of the total number of shares of our common stock underlying the RSUs vests in monthly installments, subject to continued service through each vesting date. After satisfaction of the performance condition, an additional 3/48th of the total number of shares of our common stock underlying the RSUs will vest in quarterly installments, subject to continued service through each such vesting date.

(13)

The service condition was satisfied as to 25% of the total number of shares of our common stock underlying the RSUs on July 1, 2013. Thereafter, but prior to satisfaction of the performance condition, an additional 1/48th of the total number of shares of our common stock underlying the RSUs vests in monthly installments, subject to continued service through each such vesting date. After satisfaction of the performance condition, an additional 3/48th of the total number of shares of our common stock underlying the RSUs will vest in quarterly installments, subject to continued service through each such vesting date.

Potential Payments upon Termination or Change of Control

In August 2013, we adopted a change of control severance policy applicable to our executive officers and certain other key employees that superseded all previous severance and change of control arrangements we had entered into with these eligible employees prior to the policy becoming effective. Under this policy, if any eligible employee is involuntarily terminated for any reason other than cause, death or disability on or within 12 months following a change of control, such employee would be entitled to receive severance benefits as exclusively provided for under this policy. Upon the occurrence of such an event, an eligible employee would be entitled to the following if such employee timely signs and does not revoke a release of claims: (i) a lump sum severance payment equal to 100% of such employee’s annual base salary, (ii) payment for up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents that were covered under our healthcare plan or, in the event payment for COBRA premiums would violate applicable law, a taxable lump sum payment for an amount equal to the COBRA premiums we would have paid during the equivalent period and (iii) the acceleration of vesting of 50% (100% in the case of our CEO and CFO) of the shares underlying all unvested equity awards held by such employee immediately prior to such termination. In addition, in the event any of the amounts provided for under this policy or otherwise payable to an eligible employee would constitute a “parachute payment” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the eligible employee would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the eligible employee.

Employee Benefit and Stock Plans

2013 Equity Incentive Plan

Prior to the completion of this offering, our board of directors will adopt, and our stockholders will approve, our 2013 Plan. We expect that our 2013 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2013 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.    A total of              shares of our common stock will be reserved for issuance pursuant to our 2013 Plan. In addition, the shares reserved for issuance under our 2013 Plan also will include (a) those shares reserved but unissued under our 2007 Plan as of the effective date described above and (b) shares returned to our 2007 Plan as the result of expiration or termination of awards or shares previously issued pursuant to our 2007 Plan that are forfeited or repurchased by us (provided that the maximum number of shares that may be added to our 2007 Plan pursuant to (a) and (b) is              shares). The number of shares available for issuance under our 2013 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2014, equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2013 Plan. In the case of awards intended to qualify as ‘‘performance-based compensation’’ within the meaning of Section 162(m), the committee will consist of two or more ‘‘outside directors’’ within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under our 2013 Plan as exempt under Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2013 Plan, the administrator has the power to administer our 2013 Plan, including but not limited to, the power to interpret the terms of our 2013 Plan and awards granted under it, to create, amend and revoke rules relating to our 2013 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise prices, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options.    Stock options may be granted under our 2013 Plan. The exercise price of options granted under our 2013 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. For nonstatutory stock options the exercise price must equal at least 100% of the fair market value. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option generally will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. However, if the exercise of an option is prevented by applicable law the exercise period may be extended under certain circumstances. Subject to the provisions of our 2013 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2013 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2013 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.    Restricted stock may be granted under our 2013 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2013 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

RSUs.    RSUs may be granted under our 2013 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2013 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2013 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors.    Our 2013 Plan will provide that all outside directors will be eligible to receive all types of awards (except for incentive stock options) under our 2013 Plan. In connection with this offering, we intend to implement a formal policy pursuant to which our outside directors will be eligible to receive equity awards under our 2013 Plan. Our 2013 Plan will provide that in any given year, an outside director will not receive (i) cash-settled awards having a grant-date fair value greater than $        , increased to $         in connection with his or her initial service; and (ii) stock-settled awards having a grant-date fair value greater than $        , increased to $         in connection with his or her initial service, in each case, as determined under generally accepted accounting principles.

Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2013 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2013 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2013 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2013 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our 2013 Plan will provide that in the event of a merger or change in control, as defined under our 2013 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, RSUs and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment; Termination.    The administrator will have the authority to amend, suspend or terminate our 2013 Plan provided such action does not impair the existing rights of any participant. Our 2013 Plan automatically will terminate in 2023, unless we terminate it sooner.

2007 Equity Incentive Plan, as Amended

Our board of directors and stockholders adopted our 2007 Plan in May 2007. Our 2007 Plan was most recently amended in January 2013. Our 2007 Plan allows for the grant of incentive stock options to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonqualified stock options and restricted stock awards to employees, officers, directors and consultants of ours and our parent and subsidiary corporations.

Authorized Shares.    Our 2007 Plan will be terminated in connection with this offering, and accordingly, no shares will be available for issuance under the 2007 Plan following the completion of this offering. Our 2007 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2013, options to purchase 42,963,936 shares of our common stock remained outstanding under our 2007 Plan at a weighted-average exercise price of approximately $1.83 per share and RSUs covering 59,913,992 shares of our common stock remained outstanding under our 2007 Plan at a weighted-average grant-date fair value of approximately $15.16 per share.

Plan Administration.    Our compensation committee currently administers our 2007 Plan. Subject to the provisions of our 2007 Plan, the administrator has the power to interpret and administer our 2007 Plan and any agreement thereunder and to determine the terms of awards (including the recipients), the number of shares subject to each award, the exercise price (if any), the fair market value of a share of our common stock, if such stock is not publicly-traded, listed or admitted to trading on a national securities exchange, nor reported in any newspaper or other source, the vesting schedule applicable to the awards together with any vesting acceleration and the terms of the award agreement for use under our 2007 Plan. The administrator may, at any time, authorize the issuance of new awards in exchange for the surrender and cancellation of any or all outstanding awards with the consent of a participant. The administrator may also buy out an award previously granted for cash, shares or other consideration as the administrator and the participant may agree.

Options.    Stock options may be granted under our 2007 Plan. The exercise price per share of all options must equal at least 85% of the fair market value per share of our common stock on the date of grant, and the exercise price per share of incentive stock options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock on the date of grant, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or certain other property or other consideration acceptable to the administrator. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to death or disability, the option generally will remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically expires upon first notification to the participant of such termination or, if later, such time as the conditions for cause are determined by the administrator to have occurred.

Restricted Stock.    Restricted stock may be granted under our 2007 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

RSUs.    RSUs may be granted under our 2007 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of RSUs, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Transferability or Assignability of Awards.    Our 2007 Plan generally does not allow for the transfer or assignment of awards, other than by gift to an immediate family member, and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, the exercise prices of and the number of shares subject to outstanding options, and the purchase price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by our board of directors or stockholders.

Merger or Change in Control.    Our 2007 Plan provides that, in the event of a merger, change in control or other company combination transaction, as defined under our 2007 Plan, each outstanding award may be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then the vesting of outstanding awards will be accelerated, and options will become exercisable in full prior to such corporate transaction. Options, to the extent they remain unexercised, will then generally terminate immediately prior to the corporate transaction.

Amendment; Termination.    Our board of directors may amend our 2007 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the participant’s written consent. As noted above, upon completion of this offering, our 2007 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2011 Acquisition Option Plan

Our board of directors and stockholders adopted our 2011 Acquisition Option Plan, or our 2011 Plan, in May 2011. Our 2011 Plan was adopted for the purpose of granting options to new employees in connection with our acquisition of TweetDeck, Inc. in May 2011.

Authorized Shares.    Our 2011 Plan will be terminated in connection with this offering, and accordingly, no shares will be available for issuance under the 2011 Plan following the completion of this offering. Our 2011 Plan will continue to govern outstanding options granted thereunder. As of June 30, 2013, options to purchase 12,880 shares of our common stock remained outstanding under our 2011 Plan at a weighted-average exercise price of approximately $0.44 per share.

Plan Administration.    Our compensation committee currently administers our 2011 Plan. Subject to the provisions of our 2011 Plan, the administrator has the power and discretion to take any action it deems necessary or advisable for administration of our 2011 Plan. The administrator may modify, extend or renew outstanding options and authorize the grant of new options in substitution, provided that any action may not, without the written consent of a participant, impair any of such participant’s rights under any option previously granted. The administrator may reduce the exercise price of outstanding options without the consent of the participant by providing written notice. The administrator may also, with the consent of the participant, issue new options in exchange for the surrender and cancellation of any or all outstanding options. The administrator also may buy out an option previously granted for cash, shares or other consideration as the administrator and the participant may agree.

Options.    Only nonqualified stock options may be granted under our 2011 Plan. The exercise price per share of all options under our 2011 Plan is established by the administrator at the time of grant. The administrator determines the methods of payment of the exercise price of an option, which may include cash, shares or certain other property or other consideration acceptable to the administrator. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to death or disability, the option generally will remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically expires upon the participant’s termination date (or, if later, such time as the conditions for cause are determined by the administrator to have occurred).

Transferability or Assignability of Options.    Our 2011 Plan generally does not allow for the transfer or assignment of awards, other than by gift to an immediate family member, and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, the exercise prices of and the number of shares subject to outstanding options will be proportionately adjusted, subject to any required action by our board of directors or stockholders.

Merger or Change in Control.    In the event of a merger, change in control or other company combination transaction, as defined under our 2011 Plan, each outstanding option may be assumed or substituted for an equivalent award. In the event that options are not assumed or substituted for, then the vesting of outstanding options will be accelerated, and options will become exercisable in full prior to such corporate transaction. Options, to the extent they remain unexercised, will then generally terminate immediately prior to the corporate transaction.

Amendment; Termination.    Our board of directors may amend our 2011 Plan at any time, provided that such amendment does not impair the rights under outstanding options without the participant’s written consent. As noted above, upon completion of this offering, our 2011 Plan will be terminated and no further options will be granted thereunder. All outstanding options will continue to be governed by their existing terms.

Bluefin Labs, Inc. 2008 Stock Plan

In connection with our acquisition of Bluefin Labs, Inc. in February 2013, we assumed options granted under the Bluefin Labs, Inc. 2008 Stock Plan, or the Bluefin Plan, held by Bluefin employees who continued employment with us or one of our subsidiaries after the closing, and converted them into options to purchase shares of our common stock. The Bluefin Plan was terminated on the closing of the acquisition, but the Bluefin Plan will continue to govern the terms of options we assumed in the acquisition. As of June 30, 2013, options to purchase 496,439 shares of our common stock remained outstanding under the Bluefin Plan at a weighted-average exercise price of approximately $2.22 per share.

Our compensation committee currently administers the Bluefin Plan. The administrator determines the methods of payment of the exercise price of an option, which may include cash or cash equivalents or other consideration acceptable to the administrator in its discretion. After a participant’s termination of service, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to disability, the option will generally remain exercisable, to the extent vested as of such date of termination, for at least six months. If termination is due to death, the option generally will remain exercisable, to the extent vested as of such date of termination, for at least 12 months. However, in no event may an option be exercised later than the expiration of its term. Options generally may be transferrable only by a beneficiary designation, a will or the laws of descent and distribution. However, the stock option agreement may allow for transfer of nonstatutory stock options by gift to a family member or gift to an inter vivos or testamentary trust in which the participant’s immediate family has a beneficial interest, subject to the conditions specified in the Bluefin Plan. Incentive stock options may be exercised during the participant’s lifetime only by the participant or the participant’s guardian.

In the event of certain changes in our capitalization, the exercise prices of and the number of shares subject to outstanding options under the Bluefin Plan will be appropriately adjusted. In the event of a merger or consolidation, each option will be subject to the agreement of merger or consolidation, which will provide for one or more of the following: the continuation, assumption or substitution of awards, full acceleration of options followed by the cancellation of such options and/or the settlement of the full value of outstanding options in cash or cash equivalents followed by the cancellation of outstanding options subject to certain conditions.

Crashlytics, Inc. 2011 Stock Plan

In connection with our acquisition of Crashlytics, Inc. in January 2013, we assumed options granted under the Crashlytics, Inc. 2011 Stock Plan, or the Crashlytics Plan, held by Crashlytics employees who continued employment with us or one of our subsidiaries after the closing, and converted them into options to purchase shares of our common stock. The Crashlytics Plan was terminated on the closing of the acquisition, but the Crashlytics Plan will continue to govern the terms of options we assumed in the acquisition. As of June 30, 2013, options to purchase 325,630 shares of our common stock remained outstanding under the Crashlytics Plan at a weighted-average exercise price of approximately $0.54 per share.

Our compensation committee currently administers the Crashlytics Plan. The administrator determines the methods of payment of the exercise price of an option, which may include cash or cash equivalents or other consideration acceptable to the administrator in its discretion. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to disability, the option generally will remain exercisable, to the extent vested as of such date of termination, for at least six months. If termination is due to death, the option generally will remain exercisable, to the extent vested as of such date of termination, for at least 12 months. However, in no event may an option be exercised later than the expiration of its term. Options generally may be transferrable only by a beneficiary designation, a will or the laws of descent and distribution. However, the stock option agreement may allow for transfer of nonstatutory stock options by gift to a family member or gift to an inter vivos or testamentary trust in which the participant’s immediate family has a beneficial interest, subject to the conditions specified in the Crashlytics Plan. Incentive stock options may be exercised during the participant’s lifetime only by the participant or the participant’s guardian.

In the event of certain changes in our capitalization, the exercise prices of and the number of shares subject to outstanding options under the Crashlytics Plan will be appropriately adjusted. In the event of a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, all options will be treated in the manner described in the definitive transaction agreement (or, if none exists, by the determination by our board of directors), which will provide for one or more of the following: the continuation, assumption or substitution of awards, cancellation of the options with or without consideration (provided that if options are cancelled without any consideration, requisite notice must be provided), suspension of the right to exercise the option during a limited period of time and/or termination of any right to early exercise.

Mixer Labs, Inc. 2008 Stock Plan

In connection with our acquisition of Mixer Labs, Inc. in December 2009, we assumed options issued under the Mixer Labs, Inc. 2008 Stock Plan, or the Mixer Labs Plan, held by Mixer Labs employees who continued employment with us after the closing, and converted them into options to purchase shares of our common stock. The Mixer Labs Plan was terminated on the closing of the acquisition, but the Mixer Labs Plan will continue to govern the terms of options we assumed in the acquisition. As of June 30, 2013, options to purchase 103,176 shares of our common stock remained outstanding under the Mixer Labs Plan at a weighted-average exercise price of approximately $0.11 per share.

Our compensation committee currently administers the Mixer Labs Plan. The administrator determines the methods of payment of the exercise price of an option, which may include cash or cash equivalents or other consideration acceptable to the administrator in its discretion. After a participant’s termination of service, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to disability or death, the option generally will remain exercisable, to the extent vested as of such date of termination, for six months. If termination is due to cause, the option will terminate on termination. In no event may an option be exercised later than the expiration of its term. Options generally may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

In the event of certain changes in our capitalization, the exercise prices of and the number of shares subject to outstanding options under the Mixer Labs Plan will be appropriately adjusted. The Mixer Labs Plan provides that, in the event of a corporate transaction, all options may be assumed or substituted for an equivalent option or right or terminated in exchange for a payment of cash, securities and/or or property equal to the fair market value of the stock that is vested and exercisable reduced by the exercise price payable in connection with the option. In the event options are not assumed, substituted or exchanged, options will terminate upon the consummation of the corporate transaction.

Stand-Alone Option Agreement—Alexander Macgillivray

In July 2009, we entered into an option agreement with Alexander Macgillivray, or the Macgillivray Option Agreement, to grant Mr. Macgillivray a nonqualified option to purchase 1,530,000 shares of our common stock at an exercise price of approximately $0.20 per share. This option was granted outside of our equity compensation plans. As of June 30, 2013, options to purchase 255,000 shares of our common stock remained outstanding under the Macgillivray Option Agreement.

The Macgillivray Option Agreement provides that the shares of our common stock subject to this option will be fully exercisable on grant and vest beginning one month after the second anniversary of his employment commencement date at a rate of 4.1667% per month, subject to Mr. Macgillivray’s continued service through each such vesting date. In the event a change in control occurs prior to the date the option is fully vested, the shares subject to the option will become fully vested on the earlier of (i) the six-month anniversary of such change in control, (ii) the date Mr. Macgillivray is terminated without cause or (iii) the date the option is to become fully vested under the original vesting schedule.

The option is subject to a ten-year term, and may terminate earlier upon his termination of service. If Mr. Macgillivray’s service with us is terminated, he generally may exercise his options for three months after termination. If termination is due to disability, the option generally will remain exercisable, to the extent vested as of such date of termination, for at least six months. If termination is due to death, the option generally will remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination. If termination is due to cause, the option will terminate immediately. In no event may the option be exercised later than the expiration of its term.

Executive Incentive Compensation Plan

Our Executive Incentive Compensation Plan, or Incentive Compensation Plan, was adopted by our compensation committee in August 2013. Our Incentive Compensation Plan allows our compensation committee to provide cash incentive awards to employees selected by our compensation committee, including our named executive officers, based upon performance goals established by our compensation committee.

Under our Incentive Compensation Plan, our compensation committee determines the performance goals applicable to any award, which goals may include, without limitation, the attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, operating results and operating metrics, product defect measures, product release timelines, productivity, return on assets, return on capital, return on equity, return on investment, return on sales, sales results, sales growth, stock price, time to market, total stockholder return, working capital and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

Our compensation committee currently administers our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the last day of the performance period and the date the actual award is paid. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.

Our board of directors and our compensation committee have the authority to amend, alter, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

401(k) Plan

We maintain a tax-qualified retirement plan, or the 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following the date they meet the 401(k) plan’s eligibility requirements, and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants, although we have not made any such contributions to date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2010 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series F Convertible Preferred Stock Financing

From December 2010 through January 2011, we sold an aggregate of 26,197,896 shares of our Series F convertible preferred stock at a purchase price of approximately $7.63 per share, for an aggregate purchase price of $199,999,978. The following table summarizes purchases of our Series F convertible preferred stock by holders of more than 5% of our outstanding capital stock:

Stockholder	Shares of Series F Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Spark Capital(1)	1,964,842	$14,999,997
Benchmark Capital Partners VI, L.P.(2)	1,192,544	9,104,119

(1)

Affiliates of Spark Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include Spark Capital II, L.P. and Spark Capital Founders’ Fund II, LLC.

(2)	Peter Fenton, a member of our board of directors, is a General Partner of Benchmark Capital.

Series G Convertible Preferred Stock Financing

During July 2011, we sold an aggregate of 10,097,159 shares of our Series G-1 convertible preferred stock at a purchase price of approximately $16.09 per share, for an aggregate purchase price of $162,499,987. The following table summarizes purchases of our Series G-1 convertible preferred stock by holders of more than 5% of our outstanding capital stock:

Stockholder	Shares of Series G-1 Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Rizvi Traverse(1)		$

(1)	Affiliates of Rizvi Traverse holding our securities whose shares are aggregated for purposes of reporting share ownership information include and .

During July 2011, we sold an aggregate of 14,757,386 shares of our Series G-2 convertible preferred stock at a purchase price of $16.09 per share, for an aggregate purchase price of $237,499,978. The following table summarizes purchases of our Series G-2 convertible preferred stock by holders of more than 5% of our outstanding capital stock:

Stockholder	Shares of Series G-2 Convertible Preferred Stock	Total Purchase Price
Entities affiliated with DST Global(1)	12,427,273	$199,999,991

(1)

Affiliates of DST Global holding our securities whose shares are aggregated for purposes of reporting share ownership information include DST Global II, L.P., DST Investments 3 Limited and DST Investments IV, L.P.

2011 Third-Party Tender Offer

In July 2011, we entered into a letter agreement, which was amended in August 2011, with certain holders of our capital stock, including entities affiliated with DST Global and Rizvi Traverse, pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such holders proposed to commence. In August 2011, these holders commenced a tender offer to purchase shares of our capital stock from certain of our securityholders. Messrs. Costolo, Dorsey, Rowghani and Macgillivray, each of whom is one of our directors or executive officers, sold shares of our capital stock in the tender offer. An aggregate of 22,634,944 shares of our capital stock were tendered pursuant to the tender offer at a price of approximately $15.93 per share after taking into account a transaction fee.

2013 Third-Party Tender Offer

In January 2013, we entered into a letter agreement with certain holders of our capital stock pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such holders proposed to commence. In January 2013, these holders commenced a tender offer to purchase shares of our capital stock from certain of our securityholders. Mr. Bain, one of our executive officers, sold shares of our capital stock in the tender offer. An aggregate of 3,508,336 shares of our capital stock were tendered pursuant to the tender offer at a price of $17.00 per share.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal

Pursuant to our current bylaws, certain of our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Since January 1, 2010, we have waived or assigned our right of first refusal in connection with the sale of certain shares of our capital stock, resulting in the purchase of such shares by certain holders of more than 5% of our capital stock in a series of transactions. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including entities with which certain of our directors are affiliated, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon the completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Holder Voting Agreements

We are party to voting agreements under which certain holders of our capital stock, including entities affiliated with DST Global and Rizvi Traverse, have agreed to vote their shares of our capital stock as directed by, and have granted an irrevocable proxy to, an officer appointed for the purpose of acting as a proxyholder by our board of directors at such officer’s discretion on matters to be voted upon by stockholders, subject to certain limited exceptions. Upon the completion of this offering, certain of these voting agreements will terminate. The remaining voting agreements, each of which has been modified pursuant to an agreement between such holders and us, will terminate          days after the date of this prospectus. See the section titled “Description of Capital Stock—Voting Agreements” for a description of the voting agreements that remain in effect for a period of          days after the date of this prospectus.

We are party to a voting agreement under which Institutional Associates Fund, LLC agreed to vote 13,722,222 shares of our capital stock owned by it as directed by, and has granted an irrevocable proxy to, Obvious, LLC, an entity controlled by Mr. Williams, who is one of our directors, on certain matters to be voted upon by stockholders. This voting agreement will terminate upon the completion of this offering.

We are party to a voting agreement under which a holder of our capital stock agreed to vote 277,778 shares of our capital stock owned by it as directed by, and has granted an irrevocable proxy to, Obvious, LLC, an entity controlled by Mr. Williams, who is one of our directors, on certain matters to be voted upon by stockholders. This voting agreement will terminate upon the completion of this offering.

We are party to a voting agreement under which Institutional Associates Fund, LLC agreed to vote 10,782,076 shares of our capital stock owned by it as directed by, and has granted an irrevocable proxy to, entities affiliated with Spark Capital on certain matters to be voted upon by stockholders. This voting agreement will terminate upon the completion of this offering.

We are party to a voting agreement under which Institutional Associates Fund, LLC agreed to vote 9,638,320 shares of our capital stock owned by it as directed by, and has granted an irrevocable proxy to, entities affiliated with Union Square Ventures on certain matters to be voted upon by stockholders. This voting agreement will terminate upon the completion of this offering.

Transactions with West Studios, LLC

Jack Dorsey, one of our directors, has a direct ownership interest in West Studios, LLC. In 2011 and 2012, we incurred $0.3 million and $1.9 million, respectively, of expense for marketing and communication services rendered to us by West Studios, LLC. No expense was incurred in relation to this arrangement in the six months ended June 30, 2013. There was no outstanding payable balance to West Studios, LLC as of June 30, 2013.

Other Transactions

We have granted stock options and RSUs to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at 2012 Year-End” and “Management—Non-Employee Director Compensation” for a description of these stock options and RSUs.

Prior to the completion of this offering, we expect to enter into change in control agreements with certain of our executive officers pursuant to our change in control severance policy that, among other things, provides for certain severance and change in control benefits. See the section titled “Executive Compensation—Potential Payments upon Termination or Change in Control” for additional information regarding this policy.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2010, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon the completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon the completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of June 30, 2013, and as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 472,613,753 shares of our common stock outstanding as of June 30, 2013, which includes 333,099,000 shares of our common stock resulting from the automatic conversion of all outstanding shares of our Class A junior preferred stock and our convertible preferred stock into our common stock immediately prior to the completion of this offering, as if this conversion had occurred as of June 30, 2013. We have based our calculation of the percentage of beneficial ownership after this offering on shares of our common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional             shares of our common stock from us in full. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of June 30, 2013 or issuable pursuant to RSUs which are subject to vesting conditions expected to occur within 60 days of June 30, 2013 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Twitter, Inc., 1355 Market Street, Suite 900, San Francisco, California 94103.

	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before the Offering	After the Offering
Named Executive Officers and Directors:
Richard Costolo(2)	7,282,504	1.5%
Adam Bain(3)	1,595,415	*
Christopher Fry(4)	—	—
Jack Dorsey(5)	23,328,017	4.9%
Peter Chernin(6)	—	—
Peter Currie(7)	275,000	*
Peter Fenton(8)	31,568,740	6.7%
David Rosenblatt(9)	266,666	*
Evan Williams(10)	56,909,847	12.0%
All executive officers and directors as a group (12 persons)(11)

5% Stockholders:
Entities affiliated with Rizvi Traverse
Entities affiliated with Spark Capital
Benchmark Capital Partners VI, L.P.
Entities affiliated with Union Square Ventures
Institutional Associates Fund, LLC
Entities affiliated with DST Global

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)	There are currently no RSUs which will become vested within 60 days of June 30, 2013 that are beneficially owned by the individuals and entities listed in the table above.
(2)

Consists of (i) 233,460 shares held of record by the Richard Costolo 2001 Living Trust dated February 8, 2001, for which Mr. Costolo serves as trustee, and the Lorin Costolo 2001 Living Trust dated February 8, 2001, for which Mr. Costolo’s spouse serves as trustee, (ii) 6,776,044 shares issuable pursuant to outstanding stock options held by Mr. Costolo which are exercisable within 60 days of June 30, 2013 and (iii) 273,000 shares issuable pursuant to outstanding stock options held by the Lorin Costolo 2012 Gift Trust, for which The Northern Trust Company serves as trustee, which are exercisable within 60 days of June 30, 2013. Mr. Costolo also holds 582,660 RSUs which are subject to vesting conditions that are not expected to be satisfied within 60 days of June 30, 2013.

(3)

Consists solely of shares issuable pursuant to outstanding stock options which are exercisable within 60 days of June 30, 2013. Mr. Bain also holds 326,290 RSUs which are subject to vesting conditions that are not expected to be satisfied within 60 days of June 30, 2013.

(4)	Mr. Fry holds 1,000,000 RSUs which are subject to vesting conditions that are not expected to be satisfied within 60 days of June 30, 2013.
(5)

Consists of (i) 19,836,222 shares held of record by The Jack Dorsey Revocable Trust dated December 8, 2010, for which Mr. Dorsey serves as trustee, (ii) 2,366,796 shares held of record by The Jack Dorsey 2010 Annuity Trust, for which Mr. Dorsey serves as trustee, and (iii) 1,124,999 shares issuable pursuant to outstanding stock options which are exercisable within 60 days of June 30, 2013. Mr. Dorsey has granted Mr. Williams a proxy to vote the shares held by him as described in footnote 10 below. This voting proxy will terminate upon the completion of this offering.

(6)	Mr. Chernin holds 200,000 RSUs which are subject to vesting conditions that are not expected to be satisfied within 60 days of June 30, 2013.
(7)	Consists solely of shares issuable pursuant to outstanding stock options which are exercisable within 60 days of June 30, 2013.
(8)

Consists of (i) the shares listed in footnote              below which are held by Benchmark Capital Partners VI, L.P. and (ii) 1,688 shares held of record by the Fenton Family Trust, for which Mr. Fenton and his spouse serve as trustees. Mr. Fenton is a managing member of Benchmark Capital Management Co. VI, L.L.C., the general partner of Benchmark Capital Partners VI, L.P. and, therefore, may be deemed to hold voting and dispositive power over the shares held by Benchmark Capital Partners VI, L.P.

(9)	Consists solely of shares issuable pursuant to outstanding stock options which are exercisable within 60 days of June 30, 2013.
(10)

Consists of (i) 3,193,373 shares held of record by Mr. Williams, (ii) 617,229 shares held of record by the Williams 2010 Qualified Annuity Trust 1, for which Mr. Williams’ spouse serves as trustee, (iii) 617,229 shares held of record by the Williams 2010 Qualified Annuity Trust 2, for which Mr. Williams serves as trustee, (iv) 308,582 shares held of record by the Williams 2010 Qualified Annuity Trust 3, for which Mr. Williams’ spouse serves as trustee, (v) 308,582 shares held of record by the Williams 2010 Qualified Annuity Trust 4, for which Mr. Williams’ spouse serves as trustee, (vi) 7,024,657 shares held of record by the Williams 2010 Qualified Annuity Trust 5, for which Mr. Williams’ spouse serves as trustee, (vii) 564,058 shares held of record by the Green Monster Trust dated November 7, 2012, for which the Goldman Sachs Trust Company serves as trustee, (viii) 9,143 shares held of record by Mr. Williams’ spouse and (ix) 44,266,994 shares held of record by Obvious, LLC, of which Mr. Williams is the sole member. Mr. Williams and Mr. Dorsey are parties to a voting agreement that will terminate in connection with this offering. Under this agreement, Mr. Dorsey granted Mr. Williams a proxy to vote the shares held by him or his transferees. In addition, Obvious, LLC is a party to certain voting agreements that will terminate upon the completion of this offering. Under these voting agreements, certain stockholders, including Institutional Associates Fund, LLC and Institutional Associates Fund II, LLC, have granted Obvious, LLC a proxy to vote certain shares held by them or their transferees. Since such voting agreements will terminate in connection with this offering, the table above does not reflect shares held by such stockholders as being beneficially owned by Mr. Williams.

(11)

Consists of (i)             shares held of record by our current directors and executive officers and (ii) 12,798,964 shares issuable pursuant to outstanding stock options which are exercisable within 60 days of June 30, 2013. Our current directors and executive officers also hold 3,478,466 RSUs which are subject to vesting conditions that are not expected to be satisfied within 60 days of June 30, 2013.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of              shares of capital stock, $0.000005 par value per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

Assuming the conversion of all outstanding shares of our Class A junior preferred stock and our convertible preferred stock into shares of our common stock, which will occur immediately prior to the completion of this offering, as of June 30, 2013, there were 472,613,753 shares of our common stock outstanding, held by 704 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the             , to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of June 30, 2013, we had outstanding options to purchase an aggregate of 44,157,061 shares of our common stock, with a weighted-average exercise price of approximately $1.82 per share, under our equity compensation plans, the equity compensation plans we assumed in connection with certain of our acquisitions and a stand-alone option agreement.

RSUs

As of June 30, 2013, we had outstanding 59,913,992 shares of our common stock subject to RSUs, with a weighted-average grant-date fair value of approximately $15.16 per share, under our 2007 Plan. Our outstanding Pre-2013 RSUs will generally vest upon the satisfaction of both a service condition and a performance condition. For the majority of our outstanding RSUs, the service condition will be satisfied as to 25% of the Pre-2013 RSUs upon completion of one year of service measured from the vesting commencement date, and the balance will vest in 36 successive equal monthly installments, subject to continued service through each such vesting date. The performance condition for the Pre-2013 RSUs will be satisfied on the earlier of (i) the date that is the earlier of (x) six months after the effective date of this offering or (y) March 8th of the calendar year following the effective date of this offering; and (ii) the date of a change in control. On February 13, 2013, we began granting RSUs to U.S. employees which did not contain a performance condition; however, these RSUs contain a provision prohibiting settlement prior to August 15, 2014. The majority of these Post-2013 RSUs vest over a service period of four years.

Warrant

As of June 30, 2013, we had an outstanding warrant to purchase up to 116,512 shares of our common stock, on an as-converted basis, with an exercise price of $0.34 per share. This warrant is exercisable at any time on or before December 16, 2018.

Voting Agreements

We have entered into voting agreements with RTLC II, LLC and Compliance Matter Services, LLC, under which these stockholders have agreed to vote their shares of our capital stock as directed by, and have granted an irrevocable proxy to, an officer appointed for the purpose of acting as a proxyholder by our board of directors at such officer’s discretion on matters to be voted upon by stockholders, subject to certain limited exceptions. These voting agreements will remain in effect for a period of        days after the date of this prospectus.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investors’ Rights Agreement, or IRA, dated as of July 19, 2007, as most recently amended on November 14, 2011. We and certain holders of our preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the IRA (i) to notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled “Underwriters” for additional information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of up to approximately             shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, the holders of at least 50% of these shares then outstanding can request that we register the offer and sale of their shares. We are obligated to effect only two such registrations. Such request for registration must cover securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $20,000,000. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders

of up to approximately              shares of our common stock (including 116,512 shares of our common stock, on an as-converted basis, issuable upon the exercise of a warrant to purchase convertible preferred stock that was outstanding as of June 30, 2013) will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a demand registration, (2) a Form S-3 registration, (3) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act or (4) a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to approximately             shares of our common stock (including 116,512 shares of our common stock, on an as-converted basis, issuable upon the exercise of a warrant to purchase convertible preferred stock that was outstanding as of June 30, 2013) will be entitled to certain Form S-3 registration rights. The holders of at least 10% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $5,000,000. One of our stockholders and its affiliates may also request that we register all or a portion of their shares on one occasion. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Board of Directors Vacancies.    Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified Board of Directors.”

Stockholder Action; Special Meeting of Stockholders.    Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Directors Removed Only for Cause.    Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Amendment of Charter Provisions.    Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least 80% of our then outstanding capital stock.

Issuance of Undesignated Preferred Stock.    Our board of directors will have the authority, without further action by our stockholders, to issue up to             shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent and registrar’s address is             .

Limitations of Liability and Indemnification

See “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We intend to apply for the listing of our common stock on the                     under the symbol “TWTR”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of June 30, 2013, we will have a total of             shares of our common stock outstanding. Of these outstanding shares, all             shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares underlying outstanding RSUs and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our IRA described above under the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning         days after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors and other holders of our capital stock and securities convertible into or exchangeable for our capital stock have agreed or will agree that, subject to certain exceptions, for a period of         days after the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman, Sachs & Co. may, in its discretion, release any of the securities subject to these lock-up agreements at any time.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our IRA, the holders of up to approximately             shares of our common stock (including 116,512 shares of our common stock, on an as-converted basis, issuable upon the exercise of a warrant to purchase convertible preferred stock that was outstanding as of June 30, 2013), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans and the equity compensation plans we assumed in connection with certain of our acquisitions. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the Medicare contribution tax or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder, if you are any holder other than a partnership or other entity classified as a partnership for U.S. federal income tax purposes, or:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8, including a U.S. taxpayer identification number, certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment maintained by you in the U.S.), are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Our Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Affecting Taxation of our Common Stock Held by or through Foreign Entities

Legislation enacted in 2010 generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. This withholding obligation under this legislation with respect to dividends on our common stock will not begin until July 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares of our common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.

Total

The underwriters will be committed to take and pay for all of the shares of our common stock being offered, if any are taken, other than the shares of our common stock covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional             shares of our common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of our common stock are purchased pursuant to this option, the underwriters will severally purchase shares of our common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares of our common stock, the representative may change the offering price and the other selling terms. The offering of the shares of our common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and other holders of our capital stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our capital stock or securities convertible into or exchangeable for shares of our capital stock during the period from the date of this prospectus continuing through the date                     days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between us and the representative. Among the factors considered in determining the initial public offering price of the shares of our common stock, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply for the listing of our common stock on the             under the symbol “TWTR”.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares in the open market. In determining the source of shares of our common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of our common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the                     , in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and

(3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Hong Kong

The securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of securities offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. As of the date of this prospectus, an investment fund associated with Wilson Sonsini Goodrich & Rosati, P.C. beneficially owns 8,904 shares of our convertible preferred stock, which will be converted into 8,904 shares of our common stock upon completion of this offering. The underwriters have been represented by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.twitter.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

TWITTER, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Twitter, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock, convertible preferred stock and stockholders’ deficit, and cash flows present fairly, in all material respects, the financial position of Twitter, Inc. and its subsidiaries (the “Company”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP

San Jose, California

July 12, 2013

TWITTER, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	December 31,		June 30, 2013	Pro forma June 30, 2013 (Note 2)
	2011	2012
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$218,996	$203,328	$164,509	$164,509
Short-term investments	330,543	221,528	210,549	210,549
Accounts receivable, net of allowance for doubtful accounts of $1,828, $1,280 and $1,140 as of December 31, 2011 and 2012, and June 30, 2013, respectively	39,834	112,155	123,709	123,709
Prepaid expenses and other current assets	6,695	17,455	23,953	23,953

Total current assets	596,068	554,466	522,720	522,720
Property and equipment, net	61,983	185,574	242,553	242,553
Intangible assets, net	6,418	3,753	14,439	14,439
Goodwill	36,761	68,813	163,715	163,715
Other assets	19,445	18,962	20,632	20,632

Total assets	$720,675	$831,568	$964,059	$964,059

Liabilities, redeemable convertible preferred stock, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$4,543	$8,432	$10,421	$10,421
Accrued and other current liabilities	20,507	52,611	67,941	67,941
Capital leases, short-term	22,694	48,836	61,538	61,538

Total current liabilities	47,744	109,879	139,900	139,900
Capital leases, long-term	21,104	65,732	80,131	80,131
Long-term tax liabilities	13,617	12,156	12,156	12,156
Other long-term liabilities	4,926	19,437	23,711	14,976

Total liabilities	87,391	207,204	255,898	247,163

Commitments and contingencies (Note 16)
Redeemable convertible preferred stock:
Class A junior preferred stock, $0.000005 par value—15,000 shares authorized; 135, 3,569 and 3,524 shares issued and outstanding at December 31, 2011 and 2012, and June 30, 2013, respectively (aggregate liquidation preference of $135, $3,569 and $3,524 as of December 31, 2011 and 2012, and June 30, 2013, respectively); no shares issued and outstanding, pro forma	49	37,106	37,106	—
Convertible preferred stock:
Series A convertible preferred stock, $0.000005 par value—76,968 shares authorized; 76,968 shares issued and outstanding at December 31, 2011 and 2012, and June 30, 2013 (aggregate liquidation preference of $86); no shares issued and outstanding, pro forma	86	86	86	—
Series B convertible preferred stock, $0.000005 par value—49,324 shares authorized; 49,324 shares issued and outstanding at December 31, 2011 and 2012, and June 30, 2013 (aggregate liquidation preference of $5,480); no shares issued and outstanding, pro forma	5,773	5,773	5,773	—
Series C convertible preferred stock, $0.000005 par value—62,934 shares authorized; 62,817 shares issued and outstanding at December 31, 2011 and 2012, and June 30, 2013 (aggregate liquidation preference of $21,566); no shares issued and outstanding, pro forma	21,705	21,705	21,705	—

	December 31,		June 30, 2013	Pro forma June 30, 2013 (Note 2)
	2011	2012
			(Unaudited)
Series D convertible preferred stock, $0.000005 par value—50,982 shares authorized; 50,982 shares issued and outstanding at December 31, 2011 and 2012, and June 30, 2013 (aggregate liquidation preference of $36,635); No shares issued and outstanding, pro forma	36,440	36,440	36,440	—
Series E convertible preferred stock, $0.000005 par value—38,431 shares authorized; 38,431 shares issued and outstanding at December 31, 2011 and 2012, and June 30, 2013 (aggregate liquidation preference of $102,371); No shares issued and outstanding, pro forma	102,180	102,180	102,180	—
Series F convertible preferred stock, $0.000005 par value—26,198 shares authorized; 26,198 shares issued and outstanding at December 31, 2011 and 2012, and June 30, 2013 (aggregate liquidation preference of $200,000); No shares issued and outstanding, pro forma	199,843	199,843	199,843	—
Series G convertible preferred stock, $0.000005 par value—24,855 shares authorized; 24,855 shares issued and outstanding at December 31, 2011 and 2012, and June 30, 2013 (aggregate liquidation preference of $400,000); No shares issued and outstanding, pro forma	469,046	469,403	469,403	—

Total convertible preferred stock	835,073	835,430	835,430	—
Stockholders’ equity (deficit):
Common stock, $0.000005 par value—600,000 shares authorized; 118,967, 125,597 and 139,515 shares issued and outstanding as of December 31, 2011 and 2012, and June 30, 2013, respectively; 472,614 shares issued and outstanding pro forma	1	1	1	2
Additional paid-in capital	68,097	101,787	254,831	1,465,733
Accumulated other comprehensive loss	(32)	(657)	(653)	(653)
Accumulated deficit	(269,904)	(349,303)	(418,554)	(748,186)

Total stockholders’ equity (deficit)	(201,838)	(248,172)	(164,375)	716,896

Total liabilities, redeemable convertible preferred stock, convertible preferred stock and stockholders’ equity (deficit)	$720,675	$831,568	$964,059	$964,059

The accompanying notes are an integral part of these consolidated financial statements.

TWITTER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Revenue	$28,278	$106,313	$316,933	$122,359	$253,635
Costs and expenses
Cost of revenue	43,168	61,803	128,768	58,157	91,828
Research and development	29,348	80,176	119,004	46,345	111,837
Sales and marketing	6,289	25,988	86,551	34,105	77,697
General and administrative	16,952	65,757	59,693	30,758	35,096

Total costs and expenses	95,757	233,724	394,016	169,365	316,458

Loss from operations	(67,479)	(127,411)	(77,083)	(47,006)	(62,823)
Interest income (expense), net	55	(805)	(2,486)	(890)	(2,746)
Other income (expense), net	(117)	(1,530)	399	(12)	(2,548)

Loss before income taxes	(67,541)	(129,746)	(79,170)	(47,908)	(68,117)
Provision (benefit) for income taxes	(217)	(1,444)	229	1,196	1,134

Net loss	$(67,324)	$(128,302)	$(79,399)	$(49,104)	$(69,251)

Deemed dividend to investors in relation to the tender offer	—	35,816	—	—	—

Net loss attributable to common stockholders	$(67,324)	$(164,118)	$(79,399)	$(49,104)	$(69,251)

Weighted-average shares used to compute net loss per share attributable to common stockholders:
Basic and diluted	75,992	102,544	117,401	114,825	129,853

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.89)	$(1.60)	$(0.68)	$(0.43)	$(0.53)

Pro forma net loss per share attributable to common stockholders (unaudited):
Basic and diluted			$(0.18)		$(0.15)

The accompanying notes are an integral part of these consolidated financial statements.

TWITTER, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Net loss	$(67,324)	$(128,302)	$(79,399)	$(49,104)	$(69,251)
Other comprehensive income (loss):
Unrealized gain (loss) on investments in available-for-sale securities, net of tax	56	(43)	41	(2)	(32)
Foreign currency translation adjustment	7	5	(666)	(210)	36

Net change in accumulated other comprehensive loss	63	(38)	(625)	(212)	4

Comprehensive loss	$(67,261)	$(128,340)	$(80,024)	$(49,316)	$(69,247)

The accompanying notes are an integral part of these consolidated financial statements.

TWITTER, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands)

	Year Ended December 31,						Six Months Ended June 30,
	2010		2011		2012		2013
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
							(Unaudited)
Redeemable convertible preferred stock
Balance, beginning of period	—	$—	—	$—	135	$49	3,569	$37,106
Issuance of stock in connection with acquisitions	—	—	—	—	2,621	35,501	—	—
Issuance of restricted stock to employees in connection with acquisitions	—	—	135	49	704	—	—	—
Issuance of stock for other acquisition-related costs	—	—	—	—	121	1,556	—	—
Forfeiture of restricted stock	—	—	—	—	(12)	—	(45)	—

Balance, end of period	—	$—	135	$49	3,569	$37,106	3,524	$37,106

Convertible preferred stock
Balance, beginning of period	286,086	$165,230	293,376	$279,534	329,575	$835,073	329,575	$835,430
Conversion of Series A convertible preferred stock to common stock	(9,604)	(10)	—	—	—	—	—	—
Issuance of Series C convertible preferred stock in connection with acquisition	2,040	964	—	—	—	—	—	—
Issuance of Series F convertible preferred stock, net of issuance costs of $50 and $107 during 2010 and 2011, respectively	14,854	113,350	11,344	86,493	—	—	—	—
Issuance of Series G convertible preferred stock, net of issuance costs of $1,487	—	—	24,855	398,513	—	—	—	—
Series G convertible preferred stock issuance cost adjustment	—	—	—	—	—	357	—	—
Compensation for employees in relation to the tender offer	—	—	—	34,717	—	—	—	—
Deemed dividend to investors in relation to the tender offer	—	—	—	35,816	—	—	—	—

Balance, end of period	293,376	$279,534	329,575	$835,073	329,575	$835,430	329,575	$835,430

Stockholders’ deficit
Common stock
Balance, beginning of period	72,654	$1	96,463	$1	118,967	$1	125,597	$1
Issuance of common stock in connection with acquisitions	2,495	—	2,279	—	632	—	6,254	—
Issuance of restricted stock to employees in connection with acquisitions	720	—	1,302	—	903	—	3,230	—
Issuance of stock for other acquisition-related costs	—	—	59	—	42	—	33	—
Conversion of Series A convertible preferred stock to common stock	9,604	—	—	—	—	—	—	—
Purchase of restricted stock by employees at fair value	840	—	—	—	—	—	—	—
Exercise of stock options	10,398	—	19,408	—	5,577	—	4,523	—
Repurchase of unvested early-exercised stock options	—	—	(98)	—	(142)	—	(39)	—
Forfeiture of restricted stock	(248)	—	(446)	—	(382)	—	(83)	—

Balance, end of period	96,463	$1	118,967	$1	125,597	$1	139,515	$1

The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended December 31,						Six Months Ended June 30,
	2010		2011		2012		2013
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
							(Unaudited)
Additional paid-in capital
Balance, beginning of period	—	$5,303	—	$15,286	—	$68,097	—	$101,787
Issuance of common stock in connection with acquisitions	—	1,462	—	18,496	—	11,626	—	109,945
Issuance of restricted stock to employees in connection with acquisitions	—	133	—	1,773	—	3,815	—	12,465
Issuance of stock for other acquisition-related costs	—		—	104	—	773	—	722
Conversion of Series A convertible preferred stock to common stock	—	10	—	—	—	—	—	—
Purchase of restricted stock by employees at fair value	—	707	—	—	—	—	—	—
Exercise of stock options	—	1,873	—	10,480	—	2,317	—	5,769
Repurchase of unvested early-exercised stock options	—	—	—	(173)	—	(5)	—	(71)
Reclassification of early-exercise liability relating to stock options	—	—	—	(3,881)	—	(14)	—	—
Vesting of early exercised shares	—	—	—	1,579	—	1,126	—	348
Stock-based compensation for employees	—	4,764	—	18,855	—	13,267	—	23,280
Stock-based compensation for non-employees	—	1,034	—	5,578	—	785	—	586

Balance, end of period	—	$15,286	—	$68,097	—	$101,787	—	$254,831

Accumulated other comprehensive loss
Balance, beginning of period	—	$(57)	—	$6	—	$(32)	—	$(657)
Comprehensive income (loss)	—	63	—	(38)	—	(625)	—	4

Balance, end of period	—	$6	—	$(32)	—	$(657)	—	$(653)

Accumulated deficit
Balance, beginning of period	—	$(38,462)	—	$(105,786)	—	$(269,904)	—	$(349,303)
Net loss	—	(67,324)	—	(128,302)	—	(79,399)	—	(69,251)
Deemed dividend to investors in relation to the tender offer	—	—	—	(35,816)	—	—	—	—

Balance, end of period	—	$(105,786)	—	$(269,904)	—	$(349,303)	—	$(418,554)

Total stockholders’ deficit	96,463	$(90,493)	118,967	$(201,838)	125,597	$(248,172)	139,515	$(164,375)

The accompanying notes are an integral part of these consolidated financial statements.

TWITTER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Cash flows from operating activities
Net loss	$(67,324)	$(128,302)	$(79,399)	$(49,104)	$(69,251)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	10,364	24,192	72,506	31,549	48,647
Stock-based compensation expense	5,931	60,384	25,741	16,127	35,568
Provision for bad debt	—	1,828	1,844	435	245
Deferred income tax benefit	(220)	(2,252)	(1,098)	(133)	(508)
Non-cash acquisition-related costs	—	—	1,715	1,025	566
Amortization of investment premium and other	1,673	2,739	4,102	2,426	3,045
Changes in assets and liabilities, net of assets acquired and liabilities assumed from acquisitions:
Accounts receivable	(4,838)	(33,023)	(73,898)	(35,566)	(11,349)
Prepaid expenses and other assets	(1,994)	(2,597)	(6,691)	(5,896)	(5,301)
Accounts payable	1,497	(918)	2,931	1,401	(1,923)
Accrued and other liabilities	6,174	7,352	24,312	14,742	9,920

Net cash provided by (used in) operating activities	(48,737)	(70,597)	(27,935)	(22,994)	9,659

Cash flows from investing activities
Purchases of property and equipment, net of proceeds from sales	(5,692)	(11,546)	(50,599)	(26,533)	(26,761)
Purchases of marketable securities	(47,681)	(487,595)	(542,638)	(359,351)	(235,625)
Proceeds from maturities of marketable securities	103,878	178,540	621,049	342,318	220,346
Proceeds from sales of marketable securities	—	19,277	26,300	6,502	24,300
Restricted cash	—	(4,645)	(3,143)	(1,908)	(2,412)
Business combinations, net of cash acquired	(1,531)	(18,906)	(1,526)	327	(2,322)

Net cash provided by (used in) investing activities	48,974	(324,875)	49,443	(38,645)	(22,474)

Cash flows from financing activities
Repayments of capital lease obligations	(1,615)	(15,103)	(39,436)	(15,195)	(31,068)
Proceeds from issuances of convertible preferred stock, net of issuance costs	113,350	485,006	—	—	—
Proceeds from exercise of stock options and sales of restricted stock to employees at fair value, net of repurchase	2,580	10,307	2,312	1,044	5,698

Net cash provided by (used in) financing activities	114,315	480,210	(37,124)	(14,151)	(25,370)

Net increase (decrease) in cash and cash equivalents	114,552	$84,738	$(15,616)	$(75,790)	$(38,185)
Foreign exchange effect on cash and cash equivalents	7	5	(52)	(23)	(634)
Cash and cash equivalents at beginning of period	$19,694	$134,253	$218,996	$218,996	$203,328

Cash and cash equivalents at end of period	$134,253	$218,996	$203,328	$143,183	$164,509

Supplemental cash flow data
Interest paid in cash	$244	$1,457	$3,126	$1,098	$3,048
Supplemental disclosures of non-cash investing and financing activities
Common and convertible preferred stock issued in connection with acquisitions	$2,426	$18,496	$47,127	$35,640	$109,945
Equipment purchases under capital leases	$22,616	$37,882	$110,206	$41,431	$58,757
Accrued equipment purchases	$—	$5,049	$15,734	$23,611	$9,331
Deemed dividend to investors in relation to the tender offer	$—	$35,816	$—	$—	$—
Unpaid deferred offering costs	$—	$—	$—	$—	$1,600

The accompanying notes are an integral part of these consolidated financial statements.

TWITTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

Twitter, Inc. (“Twitter” or the “Company”) was founded in 2007, and is headquartered in San Francisco, California. Twitter is a public platform where any user can create a Tweet and any user can follow other users. Each Tweet is limited to 140 characters of text, but can also contain rich media, including photos, videos and applications.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

In May 2010 and May 2011, the Company declared a three-for-one and two-for-one stock split, respectively, for all preferred and common shares then issued and outstanding. All information related to common stock, preferred stock, stock options and a warrant to purchase preferred stock has been retroactively adjusted to give effect to the stock splits.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. Actual results could differ materially from the Company’s estimates. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be affected. The Company bases its estimates on past experience and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis.

Unaudited Interim Consolidated Financial Statements

The accompanying interim consolidated balance sheet as of June 30, 2013, and the consolidated statements of operations, comprehensive loss and cash flows for the six months ended June 30, 2012 and 2013 and the consolidated statement of redeemable convertible preferred stock, convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2013 and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and reflect, in management’s opinion, include all adjustments of a normal, recurring nature that are necessary for the fair statement of the Company’s financial position as of June 30, 2013 and its consolidated results of operations and cash flows for the six months ended June 30, 2012 and 2013. The results for the six months ended June 30, 2013 are not necessarily indicative of the results expected for the full fiscal year or any other period.

Unaudited Pro Forma Consolidated Balance Sheet

Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of redeemable convertible preferred stock and convertible preferred stock will automatically convert into 333.1 million shares of common stock. The unaudited pro forma consolidated balance sheet as of June 30, 2013 has been prepared assuming the conversion of the Class A junior preferred stock and the convertible preferred stock into common stock. This pro forma adjustment also gives effect to reclassification of restricted Class A junior preferred stock and the preferred stock warrant, which are currently classified as liabilities, to stockholders’ deficit.

The unaudited pro forma balance sheet also gives effect to approximately $329.6 million of stock-based compensation expense associated with the Pre-2013 RSUs, which the Company expects to record upon the completion of the Company’s initial public offering. This amount relates to Pre-2013 RSUs for which both the service condition was satisfied as of June 30, 2013, as the performance condition would become probable as of June 30, 2013, assuming the completion of an initial public offering as of that day. Refer to the Stock-Based Compensation Expense section of this note for further details. This pro forma adjustment related to stock-based compensation expense has been reflected as an increase to additional paid-in capital and accumulated deficit. Approximately 8.3 million shares of Pre-2013 RSUs earned as of June 30, 2013 have not been included in the pro forma balance sheet disclosure of shares outstanding as the settlement of these shares is taking place subsequent to the effective date of the initial public offering. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments. Pre-2013 RSU holders generally will incur taxable income based upon the value of the shares on the date they are settled and the Company is required to withhold taxes on such value at applicable minimum statutory rates. The Company currently expects that the average of these withholding rates will be approximately 45%. The Company is unable to quantify these obligations as of June 30, 2013 and will remain unable to quantify this amount until the settlement of the Pre-2013 RSUs as the withholding obligations will be based on the value of the shares on the date that is the earlier of (i) six months after the date of the Company’s initial public offering and (ii) March 8th of the calendar year following the effective date of the Company’s initial public offering.

Revenue Recognition

The Company generates revenue principally from the sale of advertising services and, to a lesser extent, from entering into data licensing arrangements. The Company’s advertising services include three primary products: (i) Promoted Tweets, (ii) Promoted Accounts and (iii) Promoted Trends. Promoted Tweets and Promoted Accounts are pay-for-performance advertising products priced through an auction. Promoted Trends are featured by geography and offered on a fixed-fee-per-day basis. Advertisers are obligated to pay when a user engages with a Promoted Tweet or follows a Promoted Account or when a Promoted Trend is displayed. Users engage with Promoted Tweets by expanding, retweeting, favoriting or replying to Tweets or following the account that tweets a Promoted Tweet. These products may be sold in combination as a multiple element arrangement or separately on a stand-alone basis. Fees for these advertising services are recognized in the period when advertising is delivered as evidenced by a user engaging with a Promoted Tweet, as captured by a click, following a Promoted Account or through the display of a Promoted Trend on the Company’s platform. Data licensing revenue is generated based on monthly service fees charged to the data partners over the period in which the Company’s data is made available to them.

Revenue is recognized only when (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured. While the majority of the Company’s revenue transactions are based on standard business terms and conditions, the Company also enters into non-standard sales agreements with advertisers and data partners that sometimes involve multiple elements.

For arrangements involving multiple deliverables, judgment is required to determine the appropriate accounting, including developing an estimate of the stand-alone selling price of each deliverable. When neither vendor-specific objective evidence nor third-party evidence of selling price exists, the Company uses its best estimate of selling price (BESP) to allocate the arrangement consideration on a relative selling price basis to each deliverable. The objective of BESP is to determine the selling price of each deliverable when it is sold to advertisers on a stand-alone basis. In determining BESPs, the Company takes into consideration various factors, including, but not limited to, prices the Company charges for similar offerings, sales volume, geographies, pricing strategies and market conditions. Multiple deliverable arrangements primarily consist of combinations of the Company’s pay-for-performance products, Promoted Tweets and Promoted Accounts, which are priced through an auction, and Promoted Trends, which are priced on a fixed-fee-per day per geography basis. For arrangements that include a combination of these products, the Company develops an estimate of the selling price for these products in order to allocate any potential discount to all advertising products in the arrangement. The estimate of selling price for pay-for-performance products is determined based on the winning bid price; the estimate of selling price for Promoted Trends is based on Promoted Trends sold on a stand-alone basis and/or separately priced in a bundled arrangement by reference to a list price by geography which is approved periodically. The Company believes the use of BESP results in revenue recognition in a manner consistent with the underlying economics of the transaction and allocates the arrangement consideration on a relative selling price basis to each deliverable.

Cost of Revenue

Cost of revenue consists primarily of data center costs related to the Company’s co-located facilities, which includes lease and hosting costs, related support and maintenance costs and energy and bandwidth costs, as well as depreciation of its servers and networking equipment, networking costs and personnel-related costs, including salaries, benefits and stock-based compensation, for its operations teams. Cost of revenue also includes allocated facilities and other supporting overhead costs, amortization expense of technology acquired through acquisitions and capitalized labor costs.

Stock-Based Compensation Expense

The Company accounts for stock-based compensation expense under the fair value recognition and measurement provisions of U.S. GAAP.

Stock-based compensation awards granted to employees are measured based on the grant-date fair value with the resulting expense recognized over the respective period during which the award recipient is required to provide service.

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model on the dates of grant. Calculating the fair value of stock options using the Black-Scholes model requires various highly judgmental assumptions including the expected term of the stock options and stock price volatility. The Company estimates the expected term of stock options granted based on the simplified method. The Company estimates the expected volatility of its common stock on the dates of grant based on the average historical stock price volatility of a group of its comparable, publicly-traded companies in its industry. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield is 0% as the Company has not paid and does not anticipate paying dividends on the common stock. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. The Company estimates the forfeiture rate based on the historical experience of the Company’s stock-based awards that are granted and forfeited prior to vesting.

The fair value of stock options granted to non-employees, including consultants, is initially measured on the grant date and remeasured each reporting period based on the same methodology described above. Stock-based compensation expense is recorded net of estimated forfeiture on a straight-line basis over the requisite service period. The stock options granted have a contractual term of ten years and generally vest over four years.

The Company has historically issued restricted Class A junior preferred stock and common stock subject to a lapsing right of repurchase to continuing employees of certain acquired companies. Since these issuances are subject to post-acquisition employment, the Company has accounted for them as post-acquisition stock-based compensation expense. Since the restricted Class A junior preferred stock contain certain redemption features, they are liability-classified on the consolidated balance sheets, and their fair value is remeasured each reporting period. Refer to Note 10—Redeemable Convertible Preferred Stock for further details on Class A junior preferred stock’s redemption and other features, and Note 5—Fair Value Measurement for a description of valuation estimates. The restricted common stock are equity classified and valued based on the fair value on the date of issuance. Stock-based compensation expense for these shares is recorded on a straight-line basis over the requisite service period, net of estimated forfeiture.

Pre-2013 RSUs, as defined and further described in Note 12—Common Stock and Stockholders’ Deficit, vest upon satisfaction of both a service condition and a performance condition. The service condition for these awards is generally satisfied over four years. The performance condition is satisfied upon the occurrence of a qualifying liquidity event, defined as the earlier of (i) the date that is the earlier of (x) six months after the effective date of this offering or (y) March 8th of the calendar year following the effective date of this offering; and (ii) the date of a change in control. Pre-2013 RSUs for which the service condition has been satisfied are not forfeitable should employment terminate prior to the performance condition being satisfied. In addition, the vesting condition that will be satisfied subsequent to the Company’s initial public offering does not affect the expense attribution period for the RSUs for which the service condition has been satisfied as of the effective date of the initial public offering. As of June 30, 2013, the Company had not recognized any stock-based compensation expense for the Pre-2013 RSUs, because a qualifying event as described above had not occurred. Although the performance condition for the Pre-2013 RSUs is satisfied on a date subsequent to the initial public offering, because the satisfaction of the performance condition becomes probable upon the completion of the Company’s initial public offering for the Pre-2013 RSUs for which the service condition has been satisfied as of such date, the Company will record a significant cumulative stock-based compensation expense for these RSUs in the quarter in which the qualifying event occurs, using the accelerated attribution method. The remaining unrecognized stock-based compensation expense related to the Pre-2013 RSUs will be recorded over the remaining requisite service period using the accelerated attribution method, net of estimated forfeitures. The stock-based compensation expense for RSUs is measured based on the grant-date fair value.

Post-2013 RSUs, as defined and further described in Note 12—Common Stock and Stockholders’ Deficit, are not subject to a performance condition in order to vest. The service condition for these awards is generally satisfied over four years. The compensation expense related to these RSUs is based on the grant-date fair value and is recognized on a straight-line basis, net of estimated forfeitures, over the requisite service period.

Acquisitions

The Company accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations in accordance with Accounting Standards Codification (“ASC”) Topic 805 Business Combinations. The purchase price of the acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

Costs to exit or restructure certain activities of an acquired company or the Company’s internal operations are accounted for as one-time termination and exit costs and are accounted for separately from the business combination. Restructuring and other acquisition-related costs are expensed as incurred.

Operating and Capital Leases

The Company leases office space and data center facilities under operating leases. Certain lease agreements contain free or escalating rent payment provisions. The Company recognizes rent expense under such leases on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis in determining the lease term.

The Company also enters into server and networking equipment lease arrangements with original lease terms ranging from two to four years. The classification of each lease arrangement is determined in accordance with the criteria outlined in ASC Topic 840 Leases. The Company’s server and networking equipment leases typically are accounted for as capital leases as they meet one or more of the four capital lease classification criteria. Assets acquired under capital leases are amortized over the shorter of the remaining lease term or their estimated useful life, which is generally two to four years. As of December 31, 2011 and 2012, and June 30, 2013, the Company had capital lease obligations included in short-term and long-term capital lease obligations in the consolidated balance sheets of $43.8 million, $114.6 million, and $141.7 million, respectively. In the years ended December 31, 2010, 2011 and 2012, the Company recorded approximately $0.3 million, $1.3 million and $3.1 million, respectively, of interest expense in relation to these capital lease arrangements. In the six months ended June 30, 2012 and 2013, the Company recorded $1.1 million and $3.0 million of interest expense, respectively.

Cash, Cash Equivalents and Investments

The Company invests its excess cash primarily in short-term interest-bearing obligations, including government and investment-grade debt securities and money market funds. The Company classifies all liquid investments with stated maturities of three months or less from date of purchase as cash equivalents and all liquid investments with stated maturities of greater than three months from the date of purchase as marketable securities.

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its marketable securities as available-for-sale. After consideration of the Company’s capital preservation objectives, as well as its liquidity requirements, the Company may sell securities prior to their stated maturities. The Company classifies securities with stated maturities of 12 months or greater as long-term investments in the consolidated balance sheets. As of December 31, 2011 and 2012 and June 30, 2013, the Company did not hold any long-term investments. The Company carries its available-for-sale securities at fair value, and reports the unrealized gains and losses, net of taxes, as a component of stockholders’ deficit, except for unrealized losses determined to be other than temporary which are recorded as other income (expense), net. The Company determines any realized gains or losses on the sale of marketable securities on a specific identification method and records such gains and losses as a component of other income (expense), net.

The Company evaluates the investments periodically for possible other-than-temporary impairment. A decline in fair value below the amortized costs of debt securities is considered an other-than-temporary impairment if the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis. In those instances, an impairment charge equal to the difference between the fair value and the amortized cost basis is recognized in earnings. Regardless of the Company’s intent or requirement to sell a debt security, impairment is considered other-than-temporary if the Company does not expect to recover the entire amortized cost basis.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. The primary focus of the Company’s investment strategy is to preserve capital and meet liquidity requirements. The Company’s investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector and establishing a minimum allowable credit rating. To manage the risk exposure, the Company invests cash, cash equivalents and short-term investments in a variety of fixed income securities, including short-term interest-bearing obligations, including government and investment-grade debt securities and money market funds. The Company places its cash primarily in checking and money market accounts with reputable financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits, if any.

The Company’s accounts receivable are typically unsecured and are derived from customers around the world in different industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Historically, such losses have been within management’s expectations. As of December 31, 2011 and 2012, one customer accounted for 13% of the Company’s net accounts receivable balance. As of June 30, 2013, no single customer accounted for more than 10% of the Company’s net accounts receivable balance. Two customers accounted for 42% and 20%, respectively, of the Company’s revenue in 2010. No single customer accounted for more than 10% of the Company’s revenue in the years ended December 31, 2011 and 2012, and the six months ended June 30, 2012 and 2013.

Accounts Receivable, Net

The Company records accounts receivable at the invoiced amount. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. In evaluating the Company’s ability to collect outstanding receivable balances, the Company considers various factors including the age of the balance, the creditworthiness of the customer, which is assessed based on ongoing credit evaluations and payment history, and the customer’s current financial condition.

Property and Equipment, Net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Assets acquired under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life. The estimated useful lives of property and equipment are described below:

Property and Equipment	Estimated Useful Life
Computer hardware and networking equipment	Three to four years
Computer software	One to three years
Office equipment and other	Five years
Leased equipment and leasehold improvements	Lesser of estimated useful life or remaining lease term

Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operating expenses.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company’s impairment tests are based on a single operating segment and reporting unit structure. The goodwill impairment test involves a two-step process. The first step involves comparing the fair value of the Company’s reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value.

The Company’s annual goodwill impairment test resulted in no impairment charges in any of the periods presented in the accompanying consolidated financial statements.

Intangible Assets, Net

Intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives, which is generally 12 to 18 months, other than for one asset purchase for which the estimated useful life is 42 months. The Company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. There has been no impairment charges recorded in any of the periods presented in the accompanying consolidated financial statements. See Note 7—Goodwill and Other Intangible Assets for additional information.

Fair Value Measurements

The Financial Accounting Standards Board (“FASB”)’s authoritative guidance on fair value measurements establishes a framework for measuring fair value and expands required disclosure about the fair value measurements of assets and liabilities. This guidance requires the Company to classify and disclose assets and liabilities measured at fair value on a recurring basis, as well as fair value measurements of assets and liabilities measured on a nonrecurring basis in periods subsequent to initial measurement, in a three-tier fair value hierarchy as described below.

The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company measures its cash equivalents, short-term investments, restricted Class A junior preferred stock and preferred stock warrant liabilities at fair value. The Company classifies its cash equivalents and short-term investments within Level 1 or Level 2 because the Company values these investments using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The fair value of the Company’s Level 1 financial assets is based on quoted market prices of the identical underlying security. The fair value of the Company’s Level 2 financial assets is based on inputs that are directly or indirectly observable in the market, including the readily-available pricing sources for the identical underlying security that may not be actively traded. The Company classifies its restricted Class A junior preferred stock and preferred stock warrant within Level 3, because they are valued using valuation techniques using certain inputs that are unobservable in the market. See Note 5—Fair Value Measurements for further details.

Internal Use Software and Website Development Costs

The Company capitalizes certain costs incurred in developing software programs or websites for internal use. In the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013, the Company capitalized costs totaling approximately $1.3 million, $4.8 million, $11.6 million, $4.1 million and $13.2 million, respectively. The estimated useful life of costs capitalized is evaluated for each specific project and is generally one year. In the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013, the amortization of capitalized costs included in cost of revenue totaled approximately $0.3 million, $1.9 million, $5.6 million, $3.0 million and $2.6 million, respectively. Capitalized internal use software development costs are included in property and equipment, net. Included in the capitalized amounts above are zero, $0.7 million, $1.3 million, $0.5 million and $3.3 million of stock-based compensation expense in the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013, respectively.

Income Taxes

The Company accounts for its income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes, as well as for operating loss and tax credit carryforwards. Deferred income taxes are provided based on the enacted tax rates expected to be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more-likely-than-not that the Company will not realize those tax assets through future operations.

The Company evaluates and accounts for uncertain tax positions using a two-step approach. Recognition (step one) occurs when the Company concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustainable upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. De-recognition of a tax position that was previously recognized would occur when the Company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained.

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that are recorded as an element of stockholders’ equity and are excluded from net loss. The Company’s other comprehensive income (loss) is comprised of unrealized gain or loss on available-for-sale securities, net of tax, and foreign currency translation adjustment.

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU No. 2013-02 requires an entity to disaggregate the total change of each component of other comprehensive income either on the face of the income statement or as a separate disclosure in the notes. The new guidance became effective for reporting periods beginning after December 15, 2012 and is applied prospectively. The Company adopted this guidance during the three months ended March 31, 2013, and the adoption did not have any impact on its financial position, results of operations or cash flows as the amounts reclassified out of accumulated other comprehensive loss are not significant.

In July 2013, the FASB issued a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance becomes effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The Company is currently assessing the impacts of this new guidance.

Note 3. Acquisitions

2011 Acquisitions

In May 2011, the Company acquired 100% of the equity interest of TweetDeck, Inc. (“TweetDeck”), a privately-held U.S. corporation with operations in London, United Kingdom, which developed a Twitter interface application for modifying the display of Tweets. The acquisition of TweetDeck has been accounted for as a business combination. The purchase price of $20.4 million ($17.1 million in cash and $3.3 million in the Company’s common stock) was allocated as follows: $2.3 million to developed technology, $0.7 million to assets acquired and $1.2 million to liabilities assumed based on their estimated fair value on the acquisition date, and the excess $18.6 million of the purchase price over the fair value of net assets acquired was recorded as goodwill. Goodwill is primarily attributable to the enhancement of the Twitter user experience, expected synergies arising from the acquisition and the value of acquired talent. Goodwill is not deductible for U.S. income tax purposes. Developed technology was amortized on a straight-line basis over its estimated useful life of 12 months.

In 2011, the Company acquired five additional companies. These acquisitions, which were not individually significant, were accounted for as business combinations. The total purchase price for these acquisitions of $18.5 million (paid with the Company’s common stock and Class A junior preferred stock valued at approximately $15.2 million and cash consideration of $3.3 million) was allocated as follows: $8.4 million to developed technology, $0.4 million to assets acquired and $2.2 million to deferred tax liability, and the excess $11.9 million of the purchase price over the fair value of net assets acquired was recorded as goodwill. Goodwill is primarily attributable to the value of acquired assembled workforce and is not deductible for U.S. income tax purposes. Developed technologies was amortized on a straight-line basis over their estimated useful life of 12 months.

In relation to the 2011 acquisitions, the Company also agreed to pay up to $15.5 million in both cash and equity consideration contingent upon the continued employment with the Company of certain employees of the acquired entities. The Company recognizes compensation expense in relation to these cash and equity consideration over the requisite service periods of up to 48 months from the respective acquisition dates on a straight-line basis.

2012 Acquisitions

In January 2012, the Company acquired 100% of the equity interest of Dasient, Inc. (“Dasient”), a privately-held company based in Sunnyvale, California which provided Internet security services to protect advertising networks from malicious ads. The acquisition of Dasient has been accounted for as a business combination. The purchase price of $19.1 million ($0.1 million in cash and $19.0 million in the Company’s Class A junior preferred stock) was allocated as follows: $7.7 million to developed technology, $0.8 million to assets acquired and $1.4 million to liabilities assumed based on their estimated fair value on the acquisition date, and the excess $12.0 million of the purchase price over the fair value of net assets acquired was recorded as goodwill. Goodwill is primarily attributable to the Company’s ability to further enhance the security of its web platform from malware and other online abuses, its ability to more effectively identify and monitor fraudulent accounts or activities on its platform and the value of acquired talent. Goodwill is not deductible for U.S. income tax purposes. Developed technology was amortized on a straight-line basis over its estimated useful life of 12 months.

In 2012, the Company acquired nine additional companies. These acquisitions, which were not individually significant, were accounted for as business combinations. The total purchase price for these acquisitions of $33.1 million (paid with the Company’s common stock and Class A junior preferred stock valued at approximately $28.1 million and cash consideration of $5.0 million) was primarily allocated as follows: $8.3 million to developed technology and $4.7 million, of which $3.5 million is cash acquired, to net assets acquired based on their estimated fair value on the acquisition date, and the excess $20.1 million of the purchase price over the fair value of net assets acquired was recorded as goodwill. Goodwill recorded in relation to these acquisitions is primarily attributable to expected synergies and the value of acquired assembled workforce. Five of the acquisitions resulted in tax-deductible goodwill of $10.0 million for U.S. income tax purposes. Developed technology will be amortized on a straight-line basis over their estimated useful life of 12 months.

Under the terms of the acquisitions, the Company has the right to the return of a fixed number of shares issued to non-employee investors if specified performance conditions tied to certain key employees’ continued employment at the Company for one year after the acquisition are not met. The fair value of these contingently returnable shares of approximately $4.0 million and $3.0 million for Class A junior preferred stock and common stock issued, respectively, was included in the purchase price and classified as part of redeemable convertible preferred stock and stockholders’ deficit, respectively, on the consolidated balance sheets. The Company believes that the performance condition will be fully satisfied for these shares. As of June 30, 2013, none of the consideration has been returned to the Company.

In relation to the 2012 acquisitions, the Company also agreed to pay up to $28.5 million of cash and equity consideration contingent upon the continued employment with the Company of certain employees of the acquired entities. The Company recognizes compensation expense related to these consideration over the requisite service periods of up to 48 months from the respective acquisition dates on a straight-line basis.

The results of operations for each of these acquisitions have been included in the Company’s consolidated statements operations since the date of acquisition. Revenue and loss from operations arising from the acquisitions completed in 2012 that are included in the Company’s consolidated statements of operations for 2012 were zero and $26.9 million, respectively.

The following summary of unaudited pro forma results of operations of the Company for the years ended December 31, 2011 and 2012 is presented using the assumption that the acquisitions made in 2012 were completed as of January 1, 2011. These pro forma results of the Company have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred as of January 1, 2011, nor is it indicative of future operating results. The pro forma results presented include amortization charges for acquired intangible assets, adjustments for incremental compensation expense related to the post-combination service arrangements entered into with the continuing employees and related tax effects (in thousands):

	Year Ended December 31,
	2011	2012
	(Unaudited)
Revenue	$106,313	$316,933
Net loss	(166,317)	(70,200)

2013 Acquisitions (unaudited)

In January 2013, the Company acquired Crashlytics, Inc. (“Crashlytics”), a privately-held company based in Cambridge, Massachusetts, which developed mobile application crash reporting and analysis solutions for mobile application developers. The acquisition of Crashlytics has been accounted for as a business combination. The purchase price of $38.2 million paid in the Company’s common stock was allocated as follows: $5.0 million to developed technology, $0.3 million to assets acquired, $0.3 million to deferred tax liability recorded and $0.1 million to liabilities assumed, and the excess of $33.3 million to the purchase price over the fair value of net assets acquired was recorded as goodwill. Goodwill is primarily attributable to the Company’s ability to further improve the efficiency and the overall performance of its mobile platform and the value of acquired talent. Goodwill is not deductible for U.S. income tax purposes. Developed technology will be amortized on a straight-line basis over its estimated useful life of 12 months. Under the terms of the acquisition, the Company has the right to the return of shares issued to non-employee investors if specified performance conditions tied to certain key employees’ continued employment at the Company for one year after the acquisition are not met. The fair value of these contingently returnable shares of $6.7 million is included in the purchase price and is classified as part of stockholders’ deficit on the consolidated balance sheets. The Company believes that the performance condition will be fully satisfied for these shares. As of June 30, 2013, none of the consideration has been returned to the Company.

In February 2013, the Company acquired Bluefin Labs, Inc. (“Bluefin”), a privately-held company based in Cambridge, Massachusetts, which provided social television analytics services to brand advertisers, agencies and TV networks. The acquisition of Bluefin has been accounted for as a business combination. The purchase price of $67.3 million paid in the Company’s common stock was allocated as follows: $7.4 million to developed technology, $1.8 million to assets acquired and $1.9 million to liabilities assumed based on their estimated fair value on the acquisition date, and the excess $60.0 million of the purchase price over the fair value of net assets acquired was recorded as goodwill. Goodwill is primarily attributable to the potential for future product offering, ability to further enhance the advertiser experience in using the Company’s services and the value of acquired talent. Goodwill is not deductible for U.S. income tax purposes. Developed technology will be amortized on a straight-line basis over its estimated useful life of 18 months. Under the terms of the acquisition, the Company has the right to the return of shares issued to non-employee investors if specified performance conditions tied to certain key employees’ continued employment at the Company for one year after the acquisition are not met. The fair value of these contingently returnable shares of $7.9 million is included in the purchase price and is classified as part of stockholders’ deficit on the consolidated balance sheets. The Company believes that the performance condition will be fully satisfied for these shares. As of June 30, 2013, none of the consideration has been returned to the Company.

In June 2013, the Company completed the acquisition of certain assets of a privately-held company for the total purchase price of $2.5 million. This transaction was accounted for as a purchase of assets and, accordingly, the total purchase price was allocated to the identifiable intangible assets acquired based on their respective fair values on the acquisition date. As a result of this transaction, the Company recorded intangible assets of $2.5 million, which was comprised of $2.0 million of assembled workforce and $0.5 million of developed technology. The developed technology and assembled workforce will be amortized on a straight-line basis over their estimated useful lives of 12 and 42 months, respectively.

During the six months ended June 30, 2013, the Company completed acquisitions of three additional companies, which were not individually significant and accounted for as business combinations. The total purchase price for these acquisitions of $4.5 million paid in the Company’s common stock was primarily allocated to $3.0 million of developed technology and $0.1 million of assumed liabilities based on their estimated fair value on the acquisition date, and the excess $1.6 million of the purchase price over the fair value of net assets acquired was recorded as goodwill. Goodwill recorded in relation to these acquisitions is primarily attributable to expected synergies and the value of acquired assembled workforce. Goodwill is not deductible for U.S. income tax purposes. Developed technology will be amortized on a straight-line basis over their estimated useful life of 24 months.

In relation to the 2013 acquisitions, the Company also agreed to pay up to $54.9 million of equity consideration which was to be paid to certain employees of the acquired entities contingent upon their continued employment with the Company. The Company recognizes compensation expense related to the equity consideration over the requisite services periods of up to 48 months from the respective acquisition dates on a straight-line basis. The Company also granted to continuing employees options to purchase 0.8 million shares of common stock in exchange for their outstanding options to purchase the shares of the acquired entities. Excluding the fair value of the stock options that was allocated and recorded as part of the purchase price for the portion of the service period completed pre-acquisition, the Company will recognize approximately $9.2 million of stock-based compensation expense in relation to these stock options over the remaining requisite service periods of up to 48 months from the respective acquisition dates on a straight-line basis.

The results of operations for each of these acquisitions have been included in the Company’s consolidated statements operations since the date of acquisition. Revenue and loss from operations arising from the acquisitions completed during the six months ended June 30, 2013 that are included in the Company’s consolidated statements of operations for the six months ended June 30, 2013 were $1.3 million and $17.7 million, respectively.

The following summary of unaudited pro forma results of operations of the Company for the six months ended June 30, 2012 and 2013 is presented using the assumption that the acquisitions made during the six months ended June 30, 2013 were completed as of January 1, 2012. These pro forma results of the Company have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred as of January 1, 2012, nor is it indicative of future operating results. The pro forma results presented include amortization charges for acquired intangible assets, adjustments for incremental compensation expense related to the post-combination service arrangements entered into with the continuing employees and related tax effects (in thousands):

	Six months ended June 30,
	2012	2013
	(Unaudited)
Revenue	$123,866	$253,686
Net loss	(72,283)	(65,190)

Note 4. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following (in thousands):

	December 31,		June 30, 2013
	2011	2012
			(Unaudited)
Cash and cash equivalents:
Cash	$20,661	$18,928	$52,363
Money market funds	62,087	56,934	34,261
U.S. government and agency securities including treasury bills	71,750	115,225	55,387
Corporate notes and commercial paper	64,498	12,241	22,498

Total cash and cash equivalents	$218,996	$203,328	$164,509

Short-term investments:
U.S. government and agency securities including treasury bills	$209,443	$102,211	$96,628
Corporate notes and commercial paper	121,100	119,317	113,921

Total short-term investments	$330,543	$221,528	$210,549

The following tables summarize unrealized gains and losses related to available-for-sale securities classified as short-term investments on the Company’s consolidated balance sheets as of December 31, 2011 and 2012 and June 30, 2013 (in thousands):

	December 31, 2011
	Gross Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Aggregated Estimated Fair Value
US Government and agency securities including treasury bills	$209,452	$7	$(16)	$209,443
Corporate notes and commercial paper	121,134	11	(45)	121,100

Total available-for-sale securities classified as short-term investments	$330,586	$18	$(61)	$330,543

	December 31, 2012
	Gross Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Aggregated Estimated Fair Value
US Government and agency securities including treasury bills	$102,191	$21	$(1)	$102,211
Corporate notes and commercial paper	119,339	7	(29)	119,317

Total available-for-sale securities classified as short-term investments	$221,530	$28	$(30)	$221,528

	June 30, 2013
	Gross Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Aggregated Estimated Fair Value
	(Unaudited)
US Government and agency securities including treasury bills	$96,624	$8	$(4)	$96,628
Corporate notes and commercial paper	113,960	9	(48)	113,921

Total available-for-sale securities classified as short-term investments	$210,584	$17	$(52)	$210,549

The available-for-sale securities classified as cash and cash equivalents on the consolidated balance sheets are not included in the tables above as the gross unrealized gains and losses were immaterial for each period; their carrying value approximates fair value because of the short maturity period of these instruments.

The following tables show all short-term investments in an unrealized loss position for which other-than-temporary impairment has not been recognized and the related gross unrealized losses and fair value, aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	December 31, 2011
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Government and agency securities including treasury bills	$85,407	$(16)	$—	$—	$85,407	$(16)
Corporate notes and commercial paper	49,525	(45)	—	—	49,525	(45)

Total short-term investments in an unrealized loss position	$134,932	$(61)	$—	$—	$134,932	$(61)

	December 31, 2012
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Government and agency securities including treasury bills	$9,993	$(1)	$—	$—	$9,993	$(1)
Corporate notes and commercial paper	69,068	(29)	—	—	69,068	(29)

Total short-term investments in an unrealized loss position	$79,061	$(30)	$—	$—	$79,061	$(30)

	June 30, 2013
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(Unaudited)
US Government and agency securities including treasury bills	$17,585	$(4)	$—	$—	$17,585	$(4)
Corporate notes and commercial paper	46,878	(48)	—	—	46,878	(48)

Total short-term investments in an unrealized loss position	$64,463	$(52)	$—	$—	$64,463	$(52)

Investments are reviewed periodically to identify possible other-than-temporary impairments. No impairment loss has been recorded on the securities included in the tables above as the Company believes that the decrease in fair value of these securities is temporary and expects to recover up to (or beyond) the initial cost of investment for these securities.

Note 5. Fair Value Measurements

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2012 and June 30, 2013 based on the three-tier fair value hierarchy (in thousands):

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$62,087	$—	$—	$62,087
Treasury bills	13,000	—	—	13,000
Agency securities	—	58,750	—	58,750
Commercial paper	—	64,498	—	64,498
Short-term investments:
Treasury bills	27,544	—	—	27,544
Agency securities	—	168,844	—	168,844
Commercial paper	—	56,979	—	56,979
Corporate notes	—	64,121	—	64,121
U.S. government securities	—	13,055	—	13,055
Liabilities
Preferred stock warrant(1)	—	—	(1,752)	(1,752)

Total	$102,631	$426,247	$(1,752)	$527,126

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$56,934	$—	$—	$56,934
Treasury bills	71,073	—	—	71,073
Agency securities	—	32,626	—	32,626
Commercial paper	—	10,199	—	10,199
Corporate notes	—	2,042	—	2,042
U.S. government securities	—	11,526	—	11,526
Short-term investments:
Treasury bills	8,000	—	—	8,000
Agency securities	—	36,038	—	36,038
Commercial paper	—	26,852	—	26,852
Corporate notes	—	92,465	—	92,465
U.S. government securities	—	58,173	—	58,173
Liabilities
Restricted Class A junior preferred stock(1)	—	—	(4,964)	(4,964)
Preferred stock warrant(1)	—	—	(1,943)	(1,943)

Total	$136,007	$269,921	$(6,907)	$399,021

	June 30, 2013
	Level 1	Level 2	Level 3	Total
	(Unaudited)
Assets
Cash equivalents:
Money market funds	$34,261	$—	$—	$34,261
Treasury bills	36,374	—	—	36,374
Agency securities	—	19,013	—	19,013
Commercial paper	—	22,498	—	22,498
Short-term investments:
Treasury bills	37,437	—	—	37,437
Agency securities	—	45,322	—	45,322
Commercial paper	—	40,648	—	40,648
Corporate notes	—	73,273	—	73,273
U.S. government securities	—	13,869	—	13,869
Liabilities
Restricted Class A junior preferred stock(1)	—	—	(6,744)	(6,744)
Preferred stock warrant(1)	—	—	(1,991)	(1,991)

Total	$108,072	$214,623	$(8,735)	$313,960

(1)	Restricted Class A junior preferred stock and the preferred stock warrant are included in other long-term liabilities on the consolidated balance sheets.

Fair Value of Restricted Class A Junior Preferred Stock

The Company’s restricted Class A junior preferred stock liability originates from the issuance of Class A junior preferred stock as part of post-acquisition service arrangements to certain continuing employees. Since these issuances contain certain redemption features, they are classified as liabilities on the consolidated balance sheets, and their fair value is remeasured each reporting period. Refer to Note 10—Redeemable Convertible Preferred Stock for further details on Class A junior preferred stock’s redemption and other features. In order to determine the fair value of Class A junior preferred stock, the Company first determines the business enterprise value, or BEV, using the market transaction method which utilizes the most recent negotiated arm’s-length transactions involving the sale or transfer of the Company’s stock or equity interests. The estimated BEV is then allocated to the shares of preferred stock, common stock, warrant and stock options using the Black-Scholes option pricing model. Estimates of the volatility for the Black-Scholes option pricing model were based on the volatility of common stock of a group of comparable, publicly-traded companies. Estimates of expected term were based on the estimated time to liquidity event. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected term.

The following table presents a reconciliation of the Class A junior preferred stock liability measured at fair value as of December 31, 2011 and 2012 and June 30, 2013 using significant unobservable inputs, and the amount of loss recorded in the Company’s consolidated statements of operations as a result of change in fair value (in thousands):

Class A junior preferred stock liabilities
Balance as of December 31, 2011	$—
Vesting of restricted stock	3,942
Revaluation	1,022

Balance as of December 31, 2012	4,964
Vesting of restricted stock (unaudited)	1,310
Revaluation (unaudited)	470

Balance as of June 30, 2013 (unaudited)	$6,744

Fair Value of Preferred Stock Warrant

In December 2008, the Company issued a fully vested warrant in connection with obtaining a loan, which was subsequently repaid in full in April 2009. The warrant is exercisable for 116,512 shares of Series C convertible preferred stock with an exercise price of $0.34 per share at the sole discretion of the warrant holder within ten years from the date of issuance. The Company utilized the Black-Scholes option pricing model to determine the fair value of the outstanding preferred stock warrant. Estimates of the volatility for the option pricing model were based on the volatility of common stock of a group of comparable, publicly-traded companies. Estimates of expected term were based on the remaining contractual period of the warrant. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected term. The key inputs used in preferred stock warrant valuation as of December 31, 2011 and 2012 and June 30, 2013 were as follows:

	December 31,
	2011	2012	June 30, 2013
			(Unaudited)
Expected dividend yield	—	—	—
Risk-free interest rate	1.35%	0.95%	1.40%
Expected volatility	52.88%	54.71%	53.10%
Expected life (in years)	6.96	5.96	5.46

The following table presents a reconciliation of the preferred stock warrant measured at fair value as of December 31, 2011 and 2012 and June 30, 2013 using significant unobservable inputs, and the amount of gain or loss recorded in the Company’s consolidated statements of operations in other income (expense) as a result of change in fair value (in thousands):

Preferred stock warrant liabilities
Balance as of December 31, 2010	$280
Revaluation	1,472

Balance as of December 31, 2011	1,752
Revaluation	191

Balance as of December 31, 2012	1,943
Revaluation (unaudited)	48

Balance as of June 30, 2013 (unaudited)	$1,991

Note 6. Property and Equipment, Net

The following table presents the detail of property and equipment, net for the periods presented (in thousands):

	December 31,
	2011	2012	June 30, 2013
			(Unaudited)
Property and equipment, net
Equipment	$63,776	$197,659	$267,071
Furniture and leasehold improvements	6,690	34,363	38,732
Capitalized software	6,523	16,466	27,000
Construction in progress	7,550	10,323	24,228

Total	84,539	258,811	357,031
Less: Accumulated depreciation and amortization	(22,556)	(73,237)	(114,478)

Property and equipment, net	$61,983	$185,574	$242,553

The gross carrying amount of property and equipment includes $64.5 million, $187.9 million and $251.0 million of server and networking equipment acquired under capital leases as of December 31, 2011 and 2012, and June 30, 2013, respectively. The accumulated depreciation of the equipment under capital leases totaled $17.2 million, $57.7 million and $89.7 million as of December 31, 2011 and 2012, and June 30, 2013, respectively.

Depreciation expense totaled $2.9 million, $19.5 million and $53.8 million for the years ended December 31, 2010, 2011 and 2012, respectively and $21.2 million and $41.4 million for the six months ended June 30, 2012 and 2013, respectively. Included in these amounts were depreciation expense for server and networking equipment acquired under capital leases in the amount of $2.0 million, $15.3 million and $40.5 million for the year ended December 31, 2010, 2011 and 2012, respectively, and $15.7 million and $32.0 million for the six months ended June 30, 2012 and 2013, respectively.

Note 7. Goodwill and Other Intangible Assets

The following table presents the goodwill activities for the periods presented (in thousands):

Goodwill
Balance as of December 31, 2011	$6,149
TweetDeck acquisition	18,558
Other acquisitions	12,054

Balance as of December 31, 2011	36,761
Dasient acquisition	11,963
Other acquisitions	20,089

Balance as of December 31, 2012	68,813
Crashlytics acquisition (unaudited)	33,254
Bluefin acquisition (unaudited)	60,019
Other acquisitions (unaudited)	1,629

Balance as of June 30, 2013 (unaudited)	$163,715

For each of the period presented, gross goodwill balance equaled the net balance since no impairment charges have been recorded. Refer to Note 3—Acquisitions for further details about goodwill.

The following table presents the detail of other intangible assets for the periods presented (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
December 31, 2011:
Developed technology	$18,287	$(11,869)	$6,418

December 31, 2012:
Developed technology	$34,309	$(30,556)	$3,753

June 30, 2013 (unaudited):
Developed technology	$50,213	$(37,714)	$12,499
Assembled workforce	$1,960	$(20)	$1,940

Total	$52,173	$(37,734)	$14,439

Amortization expense associated with other intangible assets for the years ended December 31, 2010, 2011 and 2012 was $7.5 million, $4.7 million and $18.7 million, respectively, and for the six months ended June 30, 2012 and 2013, it was $10.3 million and $7.2 million, respectively. These expenses were included in cost of revenue on the accompanying consolidated statements of operations. Estimated future amortization expense as of June 30, 2013 was $7.1 million for the remaining six months of 2013, and $5.6 million, $1.2 million and $0.5 million for years ending December 31, 2014, 2015 and 2016, respectively.

Note 8. Accrued and Other Current Liabilities

The following table presents the detail of accrued and other current liabilities for the periods presented (in thousands):

	December 31,
	2011	2012	June 30, 2013
			(Unaudited)
Accrued equipment purchases under capital lease	$4,004	$17,223	$20,423
Accrued compensation	3,309	8,467	11,389
Accrued tax liabilities	5,266	5,711	7,352
Accrued professional services	1,465	3,625	8,116
Accrued other	6,463	17,585	20,661

Total	$20,507	$52,611	$67,941

Note 9. Net Loss per Share

The Company computes net loss per share of common stock in conformity with the two-class method required for participating securities. The Company considers all series of the Company’s redeemable convertible preferred stock and convertible preferred stock to be participating securities as the holders of the preferred stock are entitled to receive a noncumulative dividend on a pari passu basis in the event that a dividend is paid on common stock. The Company also considers the shares issued upon the early exercise of stock options subject to repurchase to be participating securities, because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of all series of convertible preferred stock and the holders of early exercised shares subject to repurchase do not have a contractual obligation to share in the losses of the Company. As such, the Company’s net losses for the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013 were not allocated to these participating securities.

Basic net loss per share is computed by dividing total net loss attributable to common stockholders by the weighted-average common shares outstanding. The weighted-average common shares outstanding is adjusted for shares subject to repurchase such as unvested restricted stock granted to employees in connection with acquisitions, contingently returnable shares and escrowed shares supporting indemnification obligations that are issued in connection with acquisitions and unvested stock options exercised. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding including potential dilutive common stock instruments. In the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013, the Company’s potential common stock instruments such as stock options, RSUs, shares subject to repurchases, shares of preferred stock and the preferred stock warrant were not included in the computation of diluted loss per share as the effect of including these shares in the calculation would have been anti-dilutive.

The following table presents the calculation of basic and diluted net loss per share for periods presented (in thousands, except per share data).

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Net loss	$(67,324)	$(128,302)	$(79,399)	$(49,104)	$(69,251)
Less: Deemed dividend to investors in relation to the tender offer	—	35,816	—	—	—

Net loss attributable to common stockholders	$(67,324)	$(164,118)	$(79,399)	$(49,104)	$(69,251)

Basic shares:
Weighted-average common shares outstanding	82,471	109,891	120,845	119,350	135,914
Weighted-average unvested restricted stock subject to repurchase	(6,479)	(7,347)	(3,444)	(4,525)	(6,061)

Weighted-average shares used to compute basic net loss per share	75,992	102,544	117,401	114,825	129,853

Diluted shares:
Weighted-average shares used to compute diluted net loss per share	75,992	102,544	117,401	114,825	129,853

Net loss per share attributable to common stockholders:
Basic	$(0.89)	$(1.60)	$(0.68)	$(0.43)	$(0.53)

Diluted	$(0.89)	$(1.60)	$(0.68)	$(0.43)	$(0.53)

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share were computed to give effect to the automatic conversion of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series F convertible preferred stock and Series G convertible preferred stock and Class A junior preferred stock using the if converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. In addition, the pro forma share amounts give effect to the Company’s Pre-2013 RSUs that have satisfied the service condition as of December 31, 2012 and June 30, 2013. These RSUs will vest and settle upon the satisfaction of a qualifying event as further defined in Note 12—Common Stock and Stockholders’ Deficit. Stock-based compensation expense associated with the Pre-2013 RSUs is excluded from this pro forma presentation. If the qualifying event had occurred on June 30, 2013, the Company would have recorded $329.6 million of stock-based compensation expense related to these RSUs.

	Year Ended December 31, 2012	Six Months Ended June 30, 2013
	(Unaudited)
Net loss	$(79,399)	$(69,251)
Basic shares:
Weighted-average shares used to compute basic net loss per share	117,401	129,853
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon completion of the Company’s initial public offering	331,431	332,286
Pro forma adjustment to reflect assumed vesting of Pre-2013 RSUs	1,068	5,895

Weighted-average shares used to compute basic pro forma net loss per share	449,900	468,034

Diluted shares:
Weighted-average shares used to compute basic pro forma net loss per share	449,900	468,034
Effect of potentially dilutive securities	—	—

Weighted-average shares used to compute diluted pro forma net loss per share	449,900	468,034

Net loss per share attributable to common stockholders:
Basic and Diluted	$(0.18)	$(0.15)

The following potential common shares were excluded from the calculation of diluted net loss per share attributable to common stockholders and pro forma diluted net loss per share because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Stock options	71,551	55,066	48,787	54,332	44,157
Post-2013 RSUs	—	—	—	—	16,345
Shares subject to repurchase	7,783	5,526	4,237	5,153	7,196
Preferred stock warrant	117	117	117	117	117

Note 10. Redeemable Convertible Preferred Stock

As of June 30, 2013, the Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 15.0 million shares of Class A junior preferred stock. Under the terms of the Certificate of Incorporation, the Board of Directors may determine the rights, preferences and terms of the Company’s authorized shares of preferred stock.

Voting and Dividends

Each holder of Class A junior preferred stock is entitled to the number of votes equal to one-tenth of the number of shares of common stock into which they may be converted. The holders of Class A junior preferred stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors on a pari passu basis. Such dividends are noncumulative.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, subject to payment in full of the liquidation preference of the Series G convertible preferred stock, Series F convertible preferred stock, Series E convertible preferred stock, Series D convertible preferred stock, Series C convertible preferred stock, Series B convertible preferred stock and Series A convertible preferred stock, the holders of the then outstanding Class A junior preferred stock are first entitled to receive, prior and in preference to any payment or distribution, or setting aside for any payment or distribution, of any available funds and assets on any shares of the common stock, an amount equal to the greater of (a) $1.00 per share of Class A junior preferred stock, adjusted for stock splits, combinations, stock dividends or recapitalizations of the Class A junior preferred stock, plus all declared but unpaid dividends, or (b) the per share amount that would have been paid if it had been converted to common stock. If upon liquidation, dissolution or winding up of the Company and payment in full of the liquidation preference of the convertible senior preferred stock (Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series F convertible preferred stock and Series G convertible preferred stock), the available funds and assets to be distributed to the holders of the Class A junior preferred stock shall be insufficient to permit the payment to such stockholders of the full preferential amount, then all of the available funds and assets shall be distributed among the holders of the then outstanding Class A junior preferred stock pro rata based on the amounts to which such holders would otherwise be entitled.

Conversion

Each share of Class A junior preferred stock automatically converts into fully paid and non-assessable shares of common stock immediately upon the earlier of (1) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed covering the offer and sale of common stock in which the aggregated public offering price equals or exceeds $25 million, or (2) the receipt of the consent of at least 60% of the holders of then outstanding shares of senior preferred stock to convert the outstanding shares of Class A junior preferred stock into common stock provided that all outstanding shares of senior preferred stock are similarly converted into common stock upon such event. The Class A junior preferred stock is not convertible into common stock at the option of the stockholder.

The conversion price is initially defined as the Class A Junior Preferred Liquidation Preference of $1.00 per share and subject to the following adjustments: (a) issuance of common stock as dividends or distributions, and other dividends and distributions; (b) subdivision or combination of outstanding shares of common stock, without a corresponding combination of the convertible senior preferred stock and the Class A junior preferred stock; (c) reclassification, exchange and substitution, or (d) reorganization, consolidation and mergers. As of December 31, 2011, 2012 and June 30, 2013, each share of Class A junior preferred stock will convert into common stock on a one to one basis.

Redemption

At any time following November 18, 2018 and upon the written request from holders of at least a majority of the then outstanding shares of Class A junior preferred stock, the Company must redeem all outstanding shares of Class A junior preferred stock within 180 days following the receipt of request, provided that the Company will have outstanding one or more shares of one or more classes or series of stock immediately following the redemption. The redemption price for each share of Class A junior preferred stock redeemed would be a cash payment equal to the fair market value of such share as of the respective date of issuance of such share as determined by the Board of Directors or a committee in good faith.

Restricted Class A Junior Preferred Stock

The Company has granted restricted Class A junior preferred stock to certain key continuing employees in connection with acquisitions subject to a lapsing right of repurchase. The lapsing of the right of repurchase is dependent on the respective employee’s continued employment at the Company during the requisite service period, which is generally four years from the issuance date. The Company has the option to repurchase the unvested shares upon termination of employment prior to the right of repurchase lapsing. The fair value of the restricted Class A junior preferred stock issued to employees is recorded as compensation expense on a straight-line basis over the requisite service period. These shares are included as part of other long-term liabilities on the Company’s consolidated balance sheets. The fair value of these shares is remeasured at each reporting period until the Class A junior preferred stock is settled through conversion or redemption or until the redemption feature expires, and the change in fair value is recorded as an addition to or reduction in compensation expense during the period of change. The fair value of these shares is determined based on the fair value of the underlying Class A junior preferred stock estimated as part of the Company’s capital stock and business enterprise valuation process. Refer to Note 5—Fair Value Measurements for further details.

The activities for the restricted Class A junior preferred stock issued to employees for the year ended December 31, 2012 and the six months ended June 30, 2013 are summarized as follows (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Unvested restricted Class A junior preferred stock at December 31, 2011	135	$13.06
Granted	704	$13.62
Vested	(22)	$13.06
Forfeited	(12)	$13.06

Unvested restricted Class A junior preferred stock at December 31, 2012	805	$13.55
Vested (unaudited)	(304)	$13.59
Forfeited (unaudited)	(45)	$13.06

Unvested restricted Class A junior preferred stock at June 30, 2013 (unaudited)	456	$13.57

In the year ended December 31, 2012 and the six months ended June 30, 2012 and 2013, the Company recognized $4.9 million, $1.9 million and $1.8 million of compensation expense, respectively, related to the restricted Class A junior preferred stock issued to employees inclusive of the effect of fair value remeasurement. The amount of compensation expense recorded in relation to restricted Class A junior preferred stock in the years ended December 31, 2010 and 2011 was not material. As of

June 30, 2013, the unamortized stock-based compensation expense related to restricted Class A junior preferred stock was approximately $5.4 million with a weighted-average remaining requisite service period of 2.60 years.

Note 11. Convertible Preferred Stock

As of June 30, 2013, the Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 329.7 million shares of convertible preferred stock. Under the terms of the Certificate of Incorporation, the Board of Directors may determine the rights, preferences and terms of the Company’s authorized shares of preferred stock.

Voting

The holders of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series F convertible preferred stock and Series G convertible preferred stock have one vote for each share of common stock into which they may be converted.

Dividends

The holders of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series F convertible preferred stock and Series G convertible preferred stock shall be entitled to receive, only when and as declared by the Board of Directors, but only out of funds that are legally available therefore, cash dividends on a pari passu basis. Such dividends shall be noncumulative.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the then outstanding convertible preferred stock are first entitled to receive, prior and in preference to any payment or distribution of any available funds and assets to the holders of Class A junior preferred stock or common stock. The holders of convertible preferred stock are entitled to proceeds equal to the greater of original issue price plus declared and unpaid dividends or per share amount that would have been paid if it has been converted to common stock. The full preferential amount is first paid to the holders of the series of convertible preferred stock with the highest level of liquidation preference then to the stockholders of the next level of preference in order (Series G convertible preferred stock, Series F convertible preferred stock, Series E convertible preferred stock, Series D convertible preferred stock, Series C convertible preferred stock, Series B convertible preferred stock and Series A convertible preferred stock; listed in the order of highest liquidation preference to the lowest). If the available funds and assets become insufficient to satisfy the full preferential payment for the stockholders of a particular series of convertible preferred stock in order, then all of the available funds and assets shall be distributed among the holders of that series of convertible preferred stock pro-rata based on the amounts to which such holders would otherwise be entitled.

Unless otherwise approved by a vote of 60% of holders of the Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series F convertible preferred stock and Series G convertible preferred stock voting as one class, and provided that no such approval or waiver shall be effective with respect to the rights of holders of Series G convertible preferred stock unless holders of least 65% of the Series G convertible preferred stock approve, a deemed liquidation event will occur upon (a) reorganization by share exchange, consolidation or merger where voting securities pre-transaction do not represent or are not converted into securities of the surviving entity that possess at least a majority of the voting power of all securities of the surviving corporation; or (b) sale of all or substantially all of assets of the Company.

If there are any available funds and assets remaining after the payment or distribution to holders of preferred stock of their full preferential amount described above, then all such remaining available funds and assets shall be distributed among the holders of the then outstanding common stock pro rata according to the number of common stock held by each holder thereof.

These liquidation features cause the Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series F convertible preferred stock and Series G convertible preferred stock to be classified as mezzanine equity rather than as a component of stockholders’ deficit.

Conversion

Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock. Conversion of preferred stock occurs automatically and immediately upon the earlier to occur of the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed covering the offer and sale of common stock in which (i) the aggregate public offering price equals or exceeds $25 million, (ii) with respect to the Series F convertible preferred stock only, the public offer price per share of which is not less than one times the original issue price of the Series F convertible preferred stock, (iii) with respect to the Series E convertible preferred stock only, the public offer price per share of which is not less than one times the original issue price of the Series E convertible preferred stock and (iv) with respect to the Series D convertible preferred stock only, the initial public offering price per share of which is not less than two times the original price of preferred stock, or the date specified by holders of at least 60% of the then outstanding Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series F convertible preferred stock and Series G convertible preferred stock, provided however, that in the event that the holders of at least 65% of the then outstanding shares of holders Series G convertible preferred stock, at least a majority of the then outstanding shares of Series F convertible preferred stock or at least of 65% of the then outstanding share of Series E convertible preferred stock do not consent or agree to the conversion, conversion shall not be effective to any shares of the relevant series of Series G convertible preferred stock, Series F convertible preferred stock or Series E convertible preferred stock for which the approval threshold was not achieved.

The conversion price is initially defined as the original issue price of $0.001 for Series A convertible preferred stock, $0.11 for Series B convertible preferred stock, $0.35 for Series C convertible preferred stock, $0.72 for Series D convertible preferred stock, $2.67 for Series E convertible preferred stock, $7.63 for Series F convertible preferred stock and $16.09 for Series G convertible preferred stock, subject to adjustments: (a) issuance of common stock as dividends or distributions, and other dividends and distributions; (b) subdivision or combination of outstanding shares of common stock; (c) reclassification, exchange and substitution or (d) reorganization, consolidation and mergers. Additionally, the conversion price of all series of convertible preferred stock is subject to adjustment upon certain sale of shares of common or preferred stock below their then effective conversion price, as well as upon certain sales of rights, options or convertible securities whereupon the price of shares of common stock issuable upon exercise of such rights, options or convertible securities is below their then effective conversion price. As of December 31, 2011 and 2012 and June 30, 2013, each share of preferred stock will convert into common stock on a one to one basis.

Note 12. Common Stock and Stockholders’ Deficit

Common Stock

As of June 30, 2013, the Company is authorized to issue 600.0 million shares of $0.000005 par value common stock in accordance with the Certificate of Incorporation, as amended.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. As of June 30, 2013, no dividends have been declared.

Restricted Common Stock

The Company has granted restricted common stock to certain key continuing employees in connection with the acquisitions. Vesting of this stock is dependent on the respective employee’s continued employment at the Company during the requisite service period, which is generally three to four years from the issuance date, and the Company has the option to repurchase the unvested shares upon termination of employment. The fair value of the restricted common stock issued to employees is recorded as compensation expense on a straight-line basis over the requisite service period.

The activities for the restricted common stock issued to employees for the year ended December 31, 2012 and the six months ended June 30, 2013 are summarized as follows (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Unvested restricted common stock at December 31, 2011	2,391	$5.82
Granted	903	$18.40
Vested	(1,453)	$2.99
Canceled	(382)	$12.95

Unvested restricted common stock at December 31, 2012	1,459	$14.57
Granted (unaudited)	3,230	$17.01
Vested (unaudited)	(286)	$4.03
Canceled (unaudited)	(83)	$12.95

Unvested restricted common stock at June 30, 2013 (unaudited)	4,320	$17.12

In the years ended December 31, 2010, 2011 and 2012, the Company recorded $0.1 million, $1.8 million and $6.3 million, respectively, of compensation expense related to restricted common stock issued to employees. In the six months ended June 30, 2012 and 2013, the Company recorded $3.9 million and $12.5 million of compensation expense, respectively, in relation to the restricted common stock issued to employees. As of June 30, 2013, there was $53.5 million of unamortized stock-based compensation expense related to restricted common stock issued which is expected to be recognized over a weighted-average period of 3.32 years.

Equity Incentive Plans

As of June 30, 2013, the Company’s 2007 Equity Incentive Plan provides for the issuance of stock options, restricted stock and RSU grants for up to 159.4 million shares of common stock to eligible participants and there were 14.8 million shares available for future issuance.

Under the 2007 Equity Incentive Plan, stock options may not be granted at less than 85% of the fair value of common stock on the date of the grant, provided that (i) the exercise price of an incentive stock option will not be less than 100% of the fair market value of common stock on the date of the grant and (ii) the exercise price of any option granted to a 10% stockholder will not be less than 110% of the fair market value of common stock on the date of the grant. Fair value is determined by the Board of Directors in good faith based on information available to it and the Company’s management at the time of grant if such common stock is not publicly-traded, listed or admitted to trading on a national securities exchange, nor reported in any newspaper or other source. Stock options become exercisable at such times and under such conditions as determined by the Board of Directors. Stock options generally vest over four years and have a maximum term of ten years.

Under the 2007 Equity Incentive Plan, the Company has granted RSUs to domestic and international employees. RSUs granted to (i) international employees; and (ii) domestic employees prior to February 2013 (“Pre-2013 RSUs”) vest upon the satisfaction of both a service condition and a performance condition. The service condition for these awards is generally satisfied over four years. The performance condition is satisfied upon the occurrence of a qualifying event, defined as the earlier of (i) the date that is the earlier of (x) six months after the effective date of this offering or (y) March 8th of the calendar year following the effective date of this offering; and (ii) the date of a change in control.

RSUs granted to domestic employees starting in February 2013 (“Post-2013 RSUs”) are not subject to a performance condition in order to vest. The majority of Post-2013 RSUs vest over a service period of four years. Under the terms of the 2007 Equity Incentive Plan, the shares underlying Post-2013 RSUs that satisfy the service condition are to be delivered to holders no later than the fifteenth day of the third month following the end of the calendar year the service condition is satisfied, or if later, the end of the Company’s tax year, but no earlier than August 15, 2014.

The Company’s 2011 Acquisition Option Plan was adopted for the purpose of granting stock options to new employees in connection with the acquisition of TweetDeck, Inc. in May 2011. The 2011 Acquisition Option Plan provides for the issuance of 70,000 stock options to eligible participants. As of June 30, 2013, 13,000 stock options granted under this plan were outstanding and 7,000 stock options were available for future issuance.

The Company also assumed stock options of acquired entities in connection with the acquisitions of Mixer Labs, Inc., Crashlytics, Inc. and Bluefin Labs, Inc. While the respective stock plans were terminated on the closing of the acquisitions, they continue to govern the terms of stock options assumed in the respective acquisition. As of June 30, 2013, there were an aggregate of 925,000 outstanding stock options assumed in these acquisitions.

In addition to these equity compensation plans, there were 255,000 stock options outstanding as of June 30, 2013 under a stand-alone stock option agreement entered into with an employee in July 2009.

Early Exercise of Stock Options

The 2007 Equity Incentive Plan allows for grants of immediately exercisable stock options. The unvested shares of common stock exercised are subject to the Company’s right to repurchase at the original exercise price. As of December 31, 2011, 2012, and June 30, 2013, a total of 2.4 million, 1.0 million and 0.5 million shares of unvested stock options exercised by the employees were subject to repurchase at an aggregate price of $2.3 million, $1.2 million and $0.8 million, respectively. These amounts are recorded as accrued and other current liabilities and other long-term liabilities on the Company’s consolidated balance sheets and will be reclassified to additional paid-in capital as the Company’s repurchase right lapses. In the year ended December 31, 2012 and the six months ended

June 30, 2013, the Company repurchased 142,000 and 39,000 shares, respectively, of common stock related to unvested stock options, at the original exercise price due to the termination of employees. In the year ended December 31, 2012 and the six months ended June 30, 2013, the Company issued 178,000 and 3,000 shares of common stock, respectively, in connection with the employees’ exercise of stock options prior to vesting.

Stock Option Activity

A summary of stock option activity for the year ended December 31, 2012 and the six months ended June 30, 2013 is as follows (in thousands, except years and per share data):

	Options Outstanding
	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	55,066	$1.25	8.29	$649,836
Options granted	1,997	$14.42
Options exercised	(5,577)	$0.42
Options canceled	(2,699)	$2.74

Outstanding at December 31, 2012	48,787	$1.80	7.38	$741,508

Options assumed in connection with acquisitions (unaudited)	822	$1.55
Options exercised (unaudited)	(4,523)	$1.28
Options canceled (unaudited)	(929)	$3.47

Outstanding at June 30, 2013 (unaudited)	44,157	$1.82	6.93	$688,622

Vested and expected to vest at June 30, 2013 (unaudited)(1)	43,276	$1.73	6.91	$678,753
Exercisable at June 30, 2013 (unaudited)	30,858	$1.12	6.66	$502,643

(1)	The expected to vest options are the result of applying pre-vesting forfeiture rate assumptions to unvested options outstanding.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of common stock and the exercise price of outstanding, in-the-money stock options.

The total intrinsic value of stock options exercised in the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013 were $7.1 million, $144.0 million, $84.6 million, $14.3 million and $71.3 million, respectively. The total fair value of stock options vested in 2010, 2011 and 2012 and the six months ended June 30, 2012 and 2013 were $2.4 million, $7.1 million, $11.7 million, $6.5 million and $4.3 million, respectively.

RSU Activity

The following table summarizes the activity related to the Company’s Pre- and Post-2013 RSUs for the year ended December 31, 2012 and the six months ended June 30, 2013. For purposes of this table, vested RSUs represent the shares for which the service condition had been fulfilled as of each respective date (in thousands, except per share data):

	RSUs Outstanding
	Shares	Weighted- Average Grant- Date Fair Value Per Share
Unvested and outstanding at December 31, 2011	9,468	$12.63
Granted	35,934	$14.60
Vested	(3,005)	$12.48
Canceled	(2,943)	$13.28

Unvested and outstanding at December 31, 2012	39,454	$14.39
Granted (unaudited)	19,551	$17.05
Vested (unaudited)	(5,278)	$13.42
Canceled (unaudited)	(2,163)	$14.35

Unvested and outstanding at June 30, 2013 (unaudited)	51,564	$15.50

Vested and outstanding at June 30, 2013 (unaudited)	8,350	$13.08

Stock-Based Compensation Expense

Total stock-based compensation expense recorded for employee and non-employee stock options, Post-2013 RSUs and restricted common and Class A junior preferred stock in the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012 and 2013 is summarized as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Employee	$4,897	$54,582	$23,269	$14,148	$34,415
Non-employee	1,034	5,802	2,472	1,979	1,153

Total	$5,931	$60,384	$25,741	$16,127	$35,568

The compensation expense is allocated based on the cost center the award holder belongs to. Total stock-based compensation expense by function is as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Cost of revenue	$200	$1,820	$800	$420	$1,955
Research and development	3,409	33,559	12,622	6,291	24,197
Sales and marketing	249	1,553	1,346	620	4,614
General and administrative	2,073	23,452	10,973	8,796	4,802

Total	$5,931	$60,384	$25,741	$16,127	$35,568

In connection with their participation in the Series G convertible preferred stock financing, the Series G convertible preferred stock investors also participated in a tender offer to purchase up to an aggregate of 24.9 million shares of additional common and Series A convertible preferred stock through Series F convertible preferred stock from the Company’s employees and existing stockholders with the maximum aggregate offer price of up to $396 million. In such tender offer, the Series G convertible preferred stock investors agreed to purchase outstanding shares of the Company’s capital stock, regardless of class or series of capital stock, at the same $16.09 per share purchase price paid to the Company for shares of Series G convertible preferred stock. The purchase price per share in the tender offer represented a premium to the then fair value of outstanding common and Series A through Series F convertible preferred stock. The tender offer closed in September 2011, and at the close of the transaction, the Company recorded $34.7 million as compensation expense related to the excess of the selling price per share of common stock paid to the Company’s employees and consultants over the fair value of the tendered share, and $35.8 million as deemed dividends in relation to excess of the selling price per share of common and preferred stock paid to existing investors in excess of the fair value of the shares tendered. These amounts represent the excess of the aggregate transaction price over the aggregate fair value of the shares purchased in the tender offer.

In the six months ended June 30, 2013, a third-party investor offered to purchase up to $78.2 million worth of common and Class A junior preferred stock from the Company’s eligible employees at a price of $17.00 per share which management and the Board of Directors determined to represent the fair value of the shares tendered.

The Company modified the terms of stock options for certain employees upon their termination or change in employment status and recorded $1.1 million, $10.1 million and $4.4 million of incremental stock-based compensation expense in the years ended December 31, 2010, 2011 and 2012, respectively. During the six months ended June 30, 2012, the Company recorded $4.4 million of stock-based compensation expense as a result of stock option modifications. The amount of stock-based compensation expense recorded in relation to stock options modified was not material for the six months ended June 30, 2013.

No income tax benefits have been recognized for stock-based compensation arrangements as of June 30, 2013.

The Company capitalized zero, $0.7 million and $1.3 million of stock-based compensation expense associated with the cost for developing software for internal use in the years ended December 31, 2010, 2011 and 2012, respectively, and $0.5 million and $3.3 million during the six months ended June 30, 2012 and 2013, respectively.

The weighted-average grant-date fair value of stock options granted to employees in the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012 and 2013 was $0.55, $1.34, $7.42, $7.42 and $11.13 per share, respectively. The fair value of stock options granted to employees was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	2.21%	2.36%	1.30%	1.30%	1.07%
Expected volatility	50.08%	42.57%	51.79%	51.79%	53.77%
Expected term (in years)	6.07	6.06	6.56	6.56	5.63

During the year ended December 31, 2010, the Company granted 1.7 million shares of stock options to non-employees at a weighted-average grant-date fair value of $1.09 per share. No additional stock options were granted to non-employees in 2011 and 2012 and the six months ended June 30, 2012 and 2013. Historical stock options granted to non-employees were valued on the date of grant using the Black-Scholes pricing model and are re-valued each reporting period as they vest. The fair value of stock options granted to non-employees was remeasured at each reporting period using the Black-Scholes option pricing model with the following range of assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
(Unaudited)
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	2.29%-3.38%	1.69%-3.04%	1.22%-1.38%	1.49%-1.57%	1.32%-1.59%
Expected volatility	53.90%-65.66%	44.64%-49.33%	54.44%-54.80%	53.24%-53.36%	51.62%-52.96%
Expected term (in years)	8.13-10.01	7.63-9.48	7.71-8.02	8.21-8.52	7.21-7.76

As of June 30, 2013, there was $24.0 million of unamortized stock-based compensation expense related to unvested stock options granted to employees and non-employee service providers which is expected to be recognized over a weighted-average period of 2.90 years. The unamortized stock-based compensation expense related to Post-2013 RSUs of $213.9 million as of June 30, 2013 is expected to be recognized over a weighted-average period of 3.73 years.

As of June 30, 2013, no stock-based compensation expense had been recognized for Pre-2013 RSUs because a qualifying event for the awards’ vesting was not probable. In the quarter in which the Company’s initial public offering is completed, the Company will begin recording stock-based compensation expense using the accelerated attribution method, net of estimated forfeiture, based on the grant-date fair value of the RSUs. The following table summarizes, on an unaudited pro forma basis, the stock-based compensation expense related to the Pre-2013 RSUs that the Company would have incurred, assuming an initial public offering had occurred on June 30, 2013 (in thousands):

As of June 30, 2013		From Inception to June 30, 2013
“Vested” Pre-2013 RSUs Outstanding(1)	“Unvested” Pre-2013 RSUs Outstanding(2)	Pro Forma Stock-Based Compensation Expense
8,343	35,226	$ 329,632

(1)	For purposes of this table, “Vested” RSUs represent the shares underlying Pre-2013 RSUs for which the service condition had been satisfied as of June 30, 2013.
(2)

For purposes of this table, “Unvested” RSUs represent the shares underlying Pre-2013 RSUs for which the service condition had not been satisfied as of June 30, 2013 and exclude estimated forfeitures of RSUs.

The Company estimates that the remaining unrecognized stock-based compensation expense relating to the Pre-2013 RSUs would be approximately $234.2 million, after giving effect to estimated forfeitures and would be recognized in the remainder of 2013 and thereafter if an initial public offering had occurred on June 30, 2013.

Note 13. Income Taxes

The domestic and foreign components of pre-tax loss for the years ended December 31, 2010, 2011 and 2012 are as follows (in thousands):

	Year Ended December 31,
	2010	2011	2012
Domestic	$(67,605)	$(46,510)	$(53,699)
Foreign	64	(83,236)	(25,471)

Loss before income taxes	$(67,541)	$(129,746)	$(79,170)

The components of the provision (benefit) for income taxes for the years ended December 31, 2010, 2011 and 2012 are as follows (in thousands):

	Year Ended December 31,
	2010	2011	2012
Current:
Federal	$—	$—	$—
State	3	536	(300)
Foreign	—	272	1,627

Total current provision for income taxes	3	808	1,327

Deferred:
Federal	(188)	(1,861)	(608)
State	(32)	(391)	(89)
Foreign	—	—	(401)

Total deferred benefit for income taxes	(220)	(2,252)	(1,098)

Provision (benefit) for income taxes	$(217)	$(1,444)	$229

The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
Tax at federal statutory rate	34.0%	35.0%	35.0%
State taxes, net of federal benefit	0.1	(0.1)	0.5
Stock-based compensation	(1.6)	(6.9)	(1.9)
Research and development credits	1.6	3.6	—
Valuation Allowance	(30.7)	8.8	(10.1)
Nondeductible expenses	(1.4)	(2.0)	(8.7)
Foreign rate differential	—	(22.7)	(12.7)
Change in tax positions	(0.8)	(14.6)	(2.8)
Other	(0.9)	—	0.4

Effective tax rate	0.3%	1.1%	(0.3)%

The tax effects of temporary differences and related deferred tax assets and liabilities as of December 31, 2011 and 2012 are as follows (in thousands):

	Year Ended December 31,
	2011	2012
Deferred tax assets:
Net operating losses carryforwards	$46,661	$68,431
Accruals and reserves	1,851	6,698
Stock-based compensation expense	3,960	5,376
Research and development credits	7,862	10,052
Other	1,788	610

Total deferred tax assets	62,122	91,167
Valuation allowance	(24,895)	(42,175)

Total deferred tax assets, net of valuation allowance	37,227	48,992

Deferred tax liabilities:
Fixed assets and intangible assets	(21,542)	(35,991)
Other	(2,671)	(754)

Total deferred tax liabilities	(24,213)	(36,745)

Net deferred tax assets	$13,014	$12,247

Based on the available objective evidence, management believes it is more-likely-than-not that the net U.S. deferred tax assets was not fully realizable as of the year ended December 31, 2012. Accordingly, the Company has established a full valuation allowance against its U.S. deferred tax assets to the extent not offset by liabilities from uncertain tax positions.

For the year ended December 31, 2012, the Company has not provided for income taxes on $2.5 million of its undistributed earnings for certain foreign subsidiaries because these earnings are intended to be permanently reinvested in operations outside the U.S. Determining the unrecognized deferred tax liabilities associated with these earnings is not practicable.

At December 31, 2012, the Company had $298.8 million of federal and $216.7 million of state net operating loss carryforwards available to reduce future taxable income, which will begin to expire in 2027 for federal and 2017 for state tax purposes, and $106.6 million of net operating loss carryforwards for both federal and state income tax purposes are attributable to employee stock option deductions, the benefit from which will be allocated to additional paid-in capital rather than current income when recognized.

The Company also has research credit carryforwards of $6.6 million and $10.5 million for federal and state income tax purposes, respectively. The federal credit carryforward will begin to expire in 2027. The state tax credits have no expiration date. On January 2, 2013, the American Taxpayer Relief Act (“Act”) of 2012 was enacted, which includes a reinstatement of the federal research and development credit for the tax year ended December 31, 2012. Pursuant to the guidance of ASC Topic 740 Income Taxes, the consolidated financial statements reflect the effect of the Act in the first quarter of 2013, the reporting period of enactment. The Act had no material effect on the consolidated financial statements in the six months ended June 30, 2013 due to the Company’s U.S. valuation allowance position.

Utilization of the net operating loss carryforwards and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the “Code”), and similar state provisions. Any annual limitation may result in the expiration of net operating losses and credits before utilization.

As of December 31, 2012, the unrecognized tax benefit was $23.4 million, all of which would result in corresponding adjustments to valuation allowance. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows (in thousands):

	Year Ended December 31,
	2010	2011	2012
Balance at the beginning of the year	$394	$1,275	$25,845
Reductions related to prior year tax positions	—	(344)	(3,612)
Additions related to current year tax positions	881	24,914	1,119

Balance at the end of the year	$1,275	$25,845	$23,352

Total unrecognized tax benefits increased by $3.3 million in the period from December 31, 2012 to June 30, 2013. The total unrecognized tax benefits as of December 31, 2011 and 2012 includes $12.2 million and $11.2 million, respectively, of unrecognized tax benefit that have been netted against the related deferred tax assets. The remaining balances are recorded on the Company’s consolidated balance sheets as follows (in thousands):

	Year Ended December 31,
	2011	2012
Total unrecognized tax benefits balance	$25,845	$23,352
Amounts netted against related deferred tax assets	(12,228)	(11,196)

Unrecognized tax benefits recorded on consolidated balance sheets	$13,617	$12,156

The net unrecognized tax benefit of $13.6 million and $12.2 million as of December 31, 2011 and 2012, respectively, was included in the other long-term liabilities on the Company’s consolidated balance sheets. The Company does not believe that its unrecognized tax benefits will significantly change within the next 12 months.

The Company recognizes interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2012 there were no significant accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxation in the United States and various state and foreign jurisdictions. The material jurisdictions in which the Company is subject to potential examination by taxing authorities include the United States, California and Ireland. The Company believes that adequate amounts have been reserved in these jurisdictions. The Company’s 2007 to 2012 tax years remain subject to examination by the United States and California, and its 2011 to 2012 tax years remain subject to examination in Ireland. The Company remains subject to possible examination in various other jurisdictions that are not expected to result in material tax adjustments.

Note 14. Related Party Transactions

One of the Company’s directors has a direct ownership interest in a vendor that provides marketing and communication services to the Company. For the years ended December 31, 2010, 2011 and 2012, the Company incurred zero, $0.3 million and $1.9 million, respectively, of expense for services rendered, and during the six months ended June 30, 2012, the Company incurred $0.9 million. No expense was incurred in relation to this arrangement during the six months ended June 30, 2013. There was no outstanding payable balance associated with the vendor as of June 30, 2013.

Note 15. Employee Benefit Plan

The Company adopted a 401(k) Plan that qualifies as a deferred compensation arrangement under Section 401 of the Code. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings not to exceed the maximum amount allowable. The Company has not made any matching contributions to date.

Note 16. Commitments and Contingencies

Operating and Capital Leases

The Company has entered into various non-cancelable operating lease agreements for certain offices and data center facilities in the U.S. with contractual lease periods expiring between 2012 and 2021. In particular, in 2011, the Company entered into an office space lease for its headquarters in San Francisco with a 6-year term, renewable for an additional period of 5 years. In 2012, the Company entered into a lease amendment for additional office space in its headquarters with an 8-year term. Total lease commitments under the lease, as amended, amount to $67.7 million. Under the terms of the lease, as amended, the Company is responsible for certain taxes, insurance, maintenance and management expenses.

A summary of gross and net lease commitments as of December 31, 2012 is as follows (unaudited, in thousands):

	Operating Leases	Capital Leases
Years ending December 31,
2013	$26,906	$52,861
2014	29,261	42,439
2015	29,263	23,454
2016	28,070	2,612
2017	22,021	—
Due after 5 years	24,570	—

	$160,091	121,366

Less: Amounts representing interest		6,798

Total capital lease obligation		114,568
Less: Short-term portion		48,836

Long-term portion		$65,732

A summary of gross and net lease commitments as of June 30, 2013 is as follows (unaudited, in thousands):

	Operating Leases	Capital Leases
Remaining six months ending December 31, 2013	$18,280	$34,740
Years ending December 31,
2014	41,089	62,162
2015	43,092	43,176
2016	40,933	9,564
2017	35,561	916
Due after 5 years	42,369	—

	$221,324	150,558

Less: Amounts representing interest		8,889

Total capital lease obligation		141,669
Less: Short-term portion		61,538

Long-term portion		$80,131

Rent expense under the Company’s operating leases, including co-location arrangements for the Company’s data centers, was $2.2 million, $8.6 million and $19.4 million for the years ended December 31, 2010, 2011 and 2012, respectively, and $8.9 million and $13.2 million for the six months ended June 30, 2012 and 2013, respectively. The Company also had $18.5 million of non-cancelable contractual commitments as of December 31, 2012, primarily related to our bandwidth and other services arrangements. These commitments are generally due within one to three years.

Legal Proceedings

The Company is currently involved in, and may in the future be involved in, legal proceedings, claims and governmental investigations in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Litigation accruals are recorded when and if it is determined that a loss related matter is both probable and reasonably estimable. Material loss contingencies that are reasonably possible of occurrence, if any, are subject to disclosures. As of December 31, 2012 and June 30, 2013, there was no litigation or contingency with at least a reasonable possibility of a material loss. No losses have been recorded during years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2013 with respect to litigation or loss contingencies.

Indemnification

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with its customers, partners, suppliers and vendors. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its service, breach of representations or covenants, intellectual property infringement or other claims made against such parties. These provisions may limit the time within which an indemnification claim can be made. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. The Company has never incurred significant expense defending its licensees against third party claims, nor has it ever incurred significant expense under its standard service warranties or arrangements with its customers, partners, suppliers and vendors. Accordingly, the Company had no liabilities recorded for these provisions as of December 31, 2011 and 2012, and June 30, 2013.

Note 17. Segment Information and Operations by Geographic Area

The Company has a single operating segment and reporting unit structure. The Company’s chief operating decision-maker is the chief executive officer who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenue by geographic region for purposes of allocating resources and evaluating financial performance.

Revenue

Revenue by geography is based on the billing addresses of the customers. The following table sets forth revenue by geographic area (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Revenue:
United States	$26,346	$102,225	$263,917	$106,687	$190,799
International	1,932	4,088	53,016	15,672	62,836

Total Revenue	$28,278	$106,313	$316,933	$122,359	$253,635

No individual country from the international markets contributed in excess of 10% of the total revenue for the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012 and 2013.

Long-Lived Assets

The following table sets forth long-lived assets by geographic area (in thousands):

	As of December 31,		June 30,
	2011	2012	2013
			(Unaudited)
Long-lived assets:
United States	$61,978	$183,319	$238,523
International	5	2,255	4,030

Total long-lived assets	$61,983	$185,574	$242,553

Note 18. Subsequent Events

The Company has evaluated subsequent events through July 12, 2013, the date the consolidated financial statements were available for issuance.

From March 31, 2013 through July 12, 2013, the Company granted 6,259,923 RSUs to its employees.

Note 19. Subsequent Events (unaudited)

The Company has evaluated subsequent events through                     , 2013, the date the unaudited interim consolidated financial statements were available for issuance.

Subsequent to July 12, 2013, the Company granted 27.1 million RSUs to its employees.

In August 2013, the Certificate of Incorporation was amended to increase the number of shares of common stock authorized to be issued by 100.0 million shares to 700.0 million shares.

In August 2013, the 2007 Equity Incentive Plan was amended to increase the number of shares of common stock reserved for issuance by 20.0 million shares to 179.4 million shares.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Balance at Beginning of Year	Changes to Expenses	Charged/ Credited to Other Accounts	Balance at End of Year
	(In thousands)
Allowance for Deferred Tax Assets:
Year ended December 31, 2010	$12,329	$23,925	$—	$36,254
Year ended December 31, 2011	$36,254	$(11,878)	$519	$24,895
Year ended December 31, 2012	$24,895	$15,250	$2,030	$42,175

	Balance at Beginning of Year	Additions (Reductions)	Write-off/ Adjustments	Balance at End of Year
	(In thousands)
Allowance for Doubtful Accounts:
Year ended December 31, 2010	$—	$—	$—	$—
Year ended December 31, 2011	$—	$1,828	$—	$1,828
Year ended December 31, 2012	$1,828	$1,844	$(2,392)	$1,280

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	*
FINRA filing fee	*
Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	$ *

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since July 1, 2010, we issued the following unregistered securities (after giving effect to a two-for-one stock split effected in May 2011):

Preferred Stock Issuances

From December 2010 through January 2011, we sold an aggregate of 26,197,896 shares of our Series F convertible preferred stock to nine accredited investors at a purchase price of approximately $7.63 per share, for an aggregate purchase price of $199,999,978.

During July 2011, we sold an aggregate of 10,097,159 shares of our Series G-1 convertible preferred stock to two accredited investors at a purchase price of approximately $16.09 per share, for an aggregate purchase price of $162,499,987.

During July 2011, we sold an aggregate of 14,757,386 shares of our Series G-2 convertible preferred stock to 21 accredited investors at a purchase price of approximately $16.09 per share, for an aggregate purchase price of $237,499,978.

Option and RSU Issuances

Since July 1, 2010, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 32,651,260 shares of our common stock under our equity compensation plans at exercise prices ranging from approximately $0.05 to $14.42 per share.

Since July 1, 2010, we assumed options to purchase an aggregate of 822,069 shares of our common stock under the equity compensation plans we assumed in connection with certain of our acquisitions at exercise prices ranging from approximately $0.24 to $3.02 per share.

Since July 1, 2010, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 92,780,877 RSUs to be settled in shares of our common stock under our equity compensation plans.

Shares Issued in Connection with Acquisitions

Since July 1, 2010, we issued an aggregate of 16,832,990 shares of our common stock, 2,038,950 shares of our Series C convertible preferred stock and 3,590,948 shares of our Class A Junior preferred stock in connection with our acquisitions of certain companies or their assets and as consideration to individuals and entities who were former service providers and/or stockholders of such companies.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3**	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Form of common stock certificate of the Registrant.

4.2**	Amended and Restated Investors’ Rights Agreement among the Registrant and certain holders of its capital stock, dated as of November 14, 2011.

4.3**	Warrant to purchase shares of Series C convertible preferred stock issued to Silicon Valley Bank, dated as of December 16, 2008.

4.4**	Holder Voting Agreement between the Registrant and Compliance Matter Services, LLC, dated as of July 28, 2011.

4.5**	Holder Voting Agreement among the Registrant, RTLC II, LLC and J.P. Morgan Digital Growth Fund L.P., dated as of July 28, 2011.

4.6**	Side Letter Agreement among the Registrant, RTLC, LLC, RTLC II, LLC, Compliance Matter Services, LLC and J.P. Morgan Digital Growth Fund L.P., dated as of July 28, 2011.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+*	Twitter, Inc. 2013 Equity Incentive Plan and related form agreements.

10.3+	Twitter, Inc. 2007 Equity Incentive Plan and related form agreements.

10.4+**	Twitter, Inc. 2011 Acquisition Option Plan.

10.5+**	Crashlytics, Inc. 2011 Stock Plan.

10.6+**	Bluefin Labs, Inc. 2008 Stock Plan.

10.7+**	Mixer Labs, Inc. 2008 Stock Plan.

10.8+**	Stock Option Agreement between the Registrant and Alexander Macgillivray, dated as of July 7, 2009.

10.9+	Twitter, Inc. Change of Control Severance Policy.

10.10+*	Offer Letter between the Registrant and Richard Costolo.

10.11+*	Offer Letter between the Registrant and Adam Bain.

10.12+*	Offer Letter between the Registrant and Christopher Fry.

10.13+**	Letter Agreement between the Registrant and Peter Chernin, dated as of October 16, 2012.

10.14	Office Lease between the Registrant and Sri Nine Market Square LLC, dated as of April 20, 2011, as amended on May 16, 2011, September 30, 2011 and June 1, 2012.

Exhibit Number	Description

10.15+	Twitter, Inc. Executive Incentive Compensation Plan.

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-6 to this Registration Statement on Form S-1).

*	To be filed by amendment.
**	Previously submitted.
+	Indicates management contract or compensatory plan.

(b)	Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the         day of                     , 2013.

TWITTER, INC.

By:
Richard Costolo
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard Costolo and Mike Gupta, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Richard Costolo	Chief Executive Officer and Director (Principal Executive Officer)

Mike Gupta	Chief Financial Officer (Principal Financial Officer)

Luca Baratta	Vice President, Finance (Principal Accounting Officer)

Jack Dorsey	Chairman and Director

Peter Chernin	Director

Peter Currie	Director

Signature	Title	Date

Peter Fenton	Director

David Rosenblatt	Director

Evan Williams	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3**	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Form of common stock certificate of the Registrant.

4.2**	Amended and Restated Investors’ Rights Agreement among the Registrant and certain holders of its capital stock, dated as of November 14, 2011.

4.3**	Warrant to purchase shares of Series C convertible preferred stock issued to Silicon Valley Bank, dated as of December 16, 2008.

4.4**	Holder Voting Agreement between the Registrant and Compliance Matter Services, LLC, dated as of July 28, 2011.

4.5**	Holder Voting Agreement among the Registrant, RTLC II, LLC and J.P. Morgan Digital Growth Fund L.P., dated as of July 28, 2011.

4.6**	Side Letter Agreement among the Registrant, RTLC, LLC, RTLC II, LLC, Compliance Matter Services, LLC and J.P. Morgan Digital Growth Fund L.P., dated as of July 28, 2011.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+*	Twitter, Inc. 2013 Equity Incentive Plan and related form agreements.

10.3+	Twitter, Inc. 2007 Equity Incentive Plan and related form agreements.

10.4+**	Twitter, Inc. 2011 Acquisition Option Plan.

10.5+**	Crashlytics, Inc. 2011 Stock Plan.

10.6+**	Bluefin Labs, Inc. 2008 Stock Plan.

10.7+**	Mixer Labs, Inc. 2008 Stock Plan.

10.8+**	Stock Option Agreement between the Registrant and Alexander Macgillivray, dated as of July 7, 2009.

10.9+	Twitter, Inc. Change of Control Severance Policy.

10.10+*	Offer Letter between the Registrant and Richard Costolo.

10.11+*	Offer Letter between the Registrant and Adam Bain.

10.12+*	Offer Letter between the Registrant and Christopher Fry.

10.13+**	Letter Agreement between the Registrant and Peter Chernin, dated as of October 16, 2012.

10.14	Office Lease between the Registrant and Sri Nine Market Square LLC, dated as of April 20, 2011, as amended on May 16, 2011, September 30, 2011 and June 1, 2012.

10.15+	Twitter, Inc. Executive Incentive Compensation Plan.

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-6 to this Registration Statement on Form S-1).

*	To be filed by amendment.
**	Previously submitted.
+	Indicates management contract or compensatory plan.